

Notice of 2023 Annual Meeting
And Proxy Statement
2022 Annual Report on Form 10-K



4001 204th Street SW
Lynnwood, Washington 98036

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On May 31, 2023

Dear Shareholder:

You are cordially invited to attend the 2023 annual meeting of shareholders of Zumiez Inc., a Washington corporation. Zumiez Inc. and its wholly-owned subsidiaries is also referred to as "Zumiez," "we," "our," "us," "its" and the "Company." The meeting will be held on Wednesday, May 31, 2023 at 8:00 a.m. (Pacific Time) at our headquarters located at 4001 204th Street SW, Lynnwood, Washington 98036 for the following purposes:

1. To elect three directors to hold office until our 2026 annual meeting of shareholders;

2. To hold an advisory, non-binding, vote on executive compensation;

3. To hold an advisory non-binding, vote to determine shareholder preferences on whether future advisory votes on executive compensation should occur every one, two, or three years;

4. Approval of the Zumiez 2023 Equity Incentive Plan;

5. Approval of the Zumiez 2023 Employee Stock Purchase Plan;

6. To consider and act upon a proposal to ratify the selection of Moss Adams LLP as our independent registered public accounting firm for the fiscal year ending February 3, 2024 ("fiscal 2023"); and

7. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

Our board of directors recommends a vote **"For"** Items 1, 2, 4, 5 and 6 and a vote for the every "**3 Years**" option of Item 3. The record date for the annual meeting is March 22, 2023. Only shareholders of record at the close of business on that date may vote at the meeting or any adjournment or postponement thereof.

Under the Securities and Exchange Commission ("SEC") rules that allow companies to furnish proxy materials to shareholders over the Internet, we have elected to deliver our proxy materials to the majority of our shareholders over the Internet. The delivery process will allow us to provide shareholders with the information they need, while at the same time conserving natural resources and lowering the cost of delivery. On or about April 21, 2023, we mailed to our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our fiscal year ending January 28, 2023 ("fiscal 2022") Proxy Statement and 2022 Annual Report to Shareholders. The Notice also provides instructions on how to vote online or by telephone and includes instructions on how to receive a paper copy of the proxy materials by mail.

YOUR VOTE IS IMPORTANT!

Whether or not you attend the annual meeting, it is important that your shares be represented and voted at the meeting. Therefore, we urge you to promptly vote online, by telephone, or if you received a paper copy of the voting card, submit your proxy by signing, dating and returning the accompanying proxy card in the enclosed prepaid return envelope. If you decide to attend the annual meeting and you are a shareholder of record, you will be able to vote in person even if you have previously submitted your proxy.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 31, 2023: The Notice of Annual Meeting of Shareholders, Proxy Statement and the Annual Report to Shareholders are available on the internet at https://ir.zumiez.com/financial-information/annual-reports.

By Order of the Board of Directors
Chris K. Visser
Chief Legal Officer and Secretary

Lynnwood, Washington
April 21, 2023



4001 204th Street SW
Lynnwood, Washington 98036

**PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 31, 2023**

QUESTIONS AND ANSWERS

Why am I receiving these proxy materials?

We are making available to you this proxy statement and the accompanying proxy card because the board of directors of Zumiez Inc. ("Zumiez," "we," "us," "its" and the "Company") is soliciting your proxy to vote at our 2023 annual meeting of shareholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. Should you choose to attend, you must be ready to present proof of your ownership of Zumiez stock as of the record date, March 22, 2023, to attend the meeting. However, you do not need to attend the meeting to vote your shares. For more information on voting, see information below under the section heading "How do I vote?"

We intend to mail or otherwise make available this proxy statement and the accompanying proxy card on or about April 21, 2023 to all shareholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only shareholders of record at the close of business on March 22, 2023, the record date for the annual meeting, will be entitled to vote at the annual meeting. At the close of business on the record date, there were 19,749,327 shares of common stock outstanding and entitled to vote.

Shareholder of Record: Shares Registered in Your Name

If, at the close of business on the record date, your shares were registered directly in your name with our transfer agent, Broadridge Corporate Issuer Solutions, Inc., then you are a shareholder of record. As a shareholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you vote your proxy to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, at the close of business on the record date, your shares were not held in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by your broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the shareholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. Should you choose to attend, you must be ready to present proof of your ownership of Zumiez stock as of the record date, March 22, 2023, in order to attend the meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid legal proxy issued in your name from your broker, bank or other agent. For more information about a legal proxy, see the information, below, under the section heading "How do I vote? – *Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent*."

What am I voting on?

You are being asked to vote on the following matters:

- Election of three directors (Proposal 1);

- An advisory, non-binding vote on executive compensation (Proposal 2);

- An advisory, non-binding vote to determine shareholder preferences on whether future advisory votes on executive compensation should occur every one, two or three years (Proposal 3);

- Approval of the Zumiez 2023 Equity Incentive Plan (Proposal 4);

- Approval of the Zumiez 2023 Employee Stock Purchase Plan (Proposal 5); and

- To consider and act upon a proposal to ratify the selection of Moss Adams LLP as our independent registered public accounting firm for fiscal 2023 (Proposal 6).

When you vote your proxy, you appoint Chris K. Visser and Richard M. Brooks as your representatives at the meeting. When we refer to the "named proxies," we are referring to Mr. Visser and Mr. Brooks. This way, your shares will be voted even if you cannot attend the meeting.

How do I vote?

For Proposals 1, 2, 4, 5 and 6, you may vote "For," "Against" or "Abstain" from voting (for the election of directors, you may do this for any director nominee that you specify). For Proposal 3, you may vote for every "1 Year," every "2 Years," every "3 Years" or "Abstain" from voting. The procedures for voting are as follows:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the annual meeting, via the internet, by telephone or by proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive. Please be prepared to present proof of your ownership of Zumiez stock as of March 22, 2023.

- To vote via the internet—You may vote online at www.proxyvote.com. Voting on the internet has the same effect as voting by mail or by telephone. If you vote via the internet, do not return your proxy card and do not vote by telephone. Internet voting will be available until 11:59 p.m. Eastern time, May 30, 2023.

- To vote by telephone—You may vote by telephone by calling 1-800-690-6903 and following the automated voicemail instructions. Voting by telephone has the same effect as voting by mail or via the internet. If you vote by telephone, do not return your proxy card and do not vote via the internet. Telephone voting will be available until 11:59 p.m. Eastern time, May 30, 2023.

- To vote using the proxy card, simply complete, sign and date the proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy or voting instruction form with these proxy materials from that organization rather than from us. You can vote by using the proxy or voting information form provided by your broker, bank or other agent or, if made available, vote by telephone or via the internet. To vote in person at the annual meeting, you must obtain a legal proxy from your broker, bank or other agent. Under a legal proxy, the bank, broker, or other agent confers all of its rights as a record holder (which may in turn have been passed on to it by the ultimate record holder) to grant proxies or to vote at the meeting. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a legal proxy. Please allow sufficient time to receive a legal proxy through the mail after your broker, bank or other agent receives your request.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of Zumiez common stock you own as of the close of business on March 22, 2023, the record date for the annual meeting.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted in the following manner:

- "For" the election of all nominees for director (Proposal 1);

- "For" the approval of the compensation of the Company's named executive officers as disclosed in these materials (Proposal 2);

- For a frequency of every "3 Years" for future advisory votes on executive compensation (Proposal 3);

- "For" the approval of the Zumiez 2023 Equity Incentive Plan (Proposal 4);

- "For" the approval of the Zumiez 2023 Employee Stock Purchase Plan (Proposal 5); and

- "For" the ratification of the selection of Moss Adams LLP as our independent registered public accounting firm for fiscal 2023 (Proposal 6).

If any other matter is properly presented at the meeting, one of the named proxies on your proxy card as your proxy will vote your shares using his discretion.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. We have retained Advantage Proxy to act as a proxy solicitor in conjunction with the annual meeting. We have agreed to pay Advantage Proxy approximately $4,750 for proxy solicitation services.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name and/or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted. Alternatively, if you vote by telephone or via the internet, you will need to vote once for each proxy card and voting instruction card you receive.

Can I change my vote after voting my proxy?

Yes. You can revoke your proxy at any time before the applicable vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy with a later date.

- You may send a written notice that you are revoking your proxy to our Chief Legal Officer and Secretary, Chris K. Visser, at 4001 204th Street SW, Lynnwood, Washington 98036.

- You may attend the annual meeting and vote in person (if you hold your shares beneficially through a broker, bank or other agent you must bring a legal proxy from the record holder in order to vote at the meeting).

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

What is the quorum requirement?

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares as of the close of business on the record date are represented by shareholders present at the meeting or by proxy.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other agent) or if you vote in person at the meeting. Generally, abstentions and broker non-votes (discussed below in "How are votes counted?") will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date. **Your vote is extremely important, so please vote.**

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For," "Against" and "Abstain" and broker non-votes (described below, if applicable) for Proposals 1, 2, 4, 5 and 6 and "1 Year," "2 Years," "3 Years" and "Abstain" and broker non-votes for Proposal 3. Abstentions and broker non-votes will not be counted as votes cast for any proposal.

If your shares are held by your broker, bank or other agent as your nominee (that is, in "street name"), you will need to obtain a voting instruction form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or other agent to vote your shares. If you do not give instructions to your broker, bank or other agent, they can vote your shares with respect to discretionary items, but not with respect to non-discretionary items. Under the rules of the New York Stock Exchange, the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 2), the advisory vote on the frequency of future advisory votes on executive compensation (Proposal 3), the approval of the Zumiez 2023 Equity Incentive Plan (Proposal 4) and the approval of the Zumiez 2023 Employee Stock Purchase Plan (Proposal 5) are considered non-discretionary items while the ratification of the selection of Moss Adams LLP as our independent registered public accounting firm (Proposal 6) is considered a discretionary item. Accordingly, if your broker holds your shares in its name, the broker is not permitted to vote your shares on Proposal 1, 2, 3, 4 or 5 but is permitted to vote your shares on Proposal 6 even if it does not receive voting instructions from you because Proposal 6 is considered discretionary. When a broker votes a client's shares on some but not all of the proposals at the annual meeting, the missing votes are referred to as broker non-votes. Broker non-votes will be included in determining the presence of a quorum at the annual meeting but are not considered present or a vote cast for purposes of voting on the non-discretionary items. **Please vote your proxy so your vote can be counted**.

How many votes are needed to approve each proposal?

Under Washington corporation law, our Articles of Incorporation and our bylaws, if a quorum exists, the approval of any corporate action taken at a shareholder meeting is based on votes cast. "Votes cast" means votes actually cast "For" or "Against" Proposals 1, 2, 4, 5 and 6 and votes actually cast for every "1 Year," "2 Years" or "3 Years" for Proposal 3, whether by proxy or in person. Abstentions and broker non-votes (discussed previously) are not considered "votes cast." Each outstanding share entitled to vote with respect to the subject matter of an issue submitted to a meeting of the shareholders shall be entitled to one vote per share.

Proposal 1. As described in more detail below under "Election of Directors," we have adopted majority voting procedures for the election of directors in uncontested elections. As this is an uncontested election, the director nominees will be elected if the votes cast "For" a nominee's election exceed the votes cast "Against" the director nominee. There is no cumulative voting for the election of directors.

Proposal 2. For the approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in these materials, if the number of "For" votes exceeds the number of "Against" votes, then Proposal 2 will be approved.

Proposal 3. For the frequency of the advisory votes on executive compensation, the alternative receiving the greatest number of votes – every "1 Year," every "2 Years" or every "3 Years"- will be the frequency that shareholders prefer.

Proposal 4. For the approval of the Zumiez 2023 Equity Incentive Plan, if the number of "For" votes exceed the number of "Against" votes, then Proposal 4 will be approved.

Proposal 5. For the approval of the Zumiez 2023 Employee Stock Purchase Plan, if the number of "For" votes exceed the number of "Against" votes, then Proposal 5 will be approved.

Proposal 6. For the ratification of the selection of our independent registered public accounting firm for fiscal 2023, if the number of "For" votes exceeds the number of "Against" votes, then Proposal 6 will be ratified.

If you abstain from voting on any of the proposals, or if a broker or bank indicates it does not have discretionary authority to vote on any particular proposal, the shares will be counted for the purpose of determining if a quorum is present, but will not be included in the vote totals as a vote cast with respect to the proposal in question. Furthermore, any abstention or broker non-vote (a broker non-vote is explained previously in "How are votes counted") will have no effect on the proposals to be considered at the meeting since these actions do not represent votes cast by shareholders.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published on Form 8-K with the Securities and Exchange Commission ("SEC") within four business days after the annual meeting.

Director Qualifications

The board of directors believes that it is necessary for each of the Company's directors to possess many qualities and skills and the composition of our board of directors has been designed to allow for expertise in differing skill sets. The governance and nominating committee is responsible for assisting the board in matters of board organization and composition and in establishing criteria for board membership. A detailed discussion of these criteria and how they are utilized is set forth below under "Membership Criteria for Board Members." Also, the procedures for nominating directors are set forth below under "Director Nomination Procedures."

Information as of the date of this proxy statement about each nominee for election this year and each other current director is included below under "Election of Directors." The information presented includes information each director has given us about his or her age, all positions he or she holds, his or her principal occupation and business experience for the past five years and the names of other publicly-held companies of which he or she currently serves as a director or has served as a director during the past five years. In addition, information is also presented below regarding each nominee's and current director's specific experience, qualifications, attributes and skills that led our board to the conclusion that he or she should serve as a director. We also believe that all of our director nominees and current directors have a reputation for integrity, honesty and adherence to high ethical standards.

Information about the number of shares of common stock beneficially owned by each director appears under the heading "Security Ownership of Certain Beneficial Owners and Management." There are no family relationships among any of the directors and executive officers of the Company.

Board Leadership

We separate the roles of Chief Executive Officer ("CEO") and Chairman of the Board ("Chairman") in recognition of the differences between the two roles. Our CEO, Richard M. Brooks, is responsible for setting the strategic direction for the Company and the day-to-day leadership and performance of the Company, while our Chairman, Thomas D. Campion, provides guidance to the CEO and input to the agenda for board meetings and presides over meetings of the full board of directors. Because Mr. Campion is an employee of the Company and is therefore not "independent," our board has appointed Travis D. Smith, as the Company's lead independent director. The lead independent director has responsibility to:

- call, lead and preside over meetings of the independent directors, which meet in private executive sessions at each board meeting;

- call special meetings of the board of directors on an as-needed basis;

- set the agenda for executive sessions of meetings of the independent directors;

- facilitate discussions among the independent directors on key risks and issues and concerns outside of board meetings;

- brief the Chairman and CEO on issues that arise in executive session meetings;

- serve as a non-exclusive conduit to the Chairman and CEO of views, concerns and issues of the independent directors; and

- collaborate with the Chairman and CEO on setting the agenda for board meetings.

Membership Criteria for Board Members

The governance and nominating committee of the board is responsible for establishing criteria for board membership. This criteria includes, but is not limited to, personal and professional ethics, training, commitment to fulfill the duties of the board of directors, commitment to understanding the Company's business, commitment to engage in activities in the best interest of the Company, independence, industry knowledge and contacts, financial and accounting expertise, leadership qualities, public company board of director and committee experience and other relevant experience and qualifications. These criteria are referenced in the Company's Corporate Governance Guidelines and in Exhibit A to the governance and nominating committee's charter, both available at http://ir.zumiez.com under the "Governance" section. The board also has the ability to review and add other criteria, from time to time, that it deems relevant. Specific weights are not assigned to particular criteria and no particular criterion is necessarily applicable to all prospective nominees.

The criteria referenced above are used as guidelines to help evaluate the experience, qualifications, skills and diversity of current and potential board members. With respect to diversity, we broadly construe it to mean diversity of race, gender, age, sexual orientation, national origin, geographic orientation and ethnicity, as well as diversity of opinions, perspectives, and professional and personal experiences. Nominees are not discriminated against on the basis of race, religion, national origin, sexual orientation, disability or any other basis proscribed by law. The board believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the board to fulfill its responsibilities.

Risk Oversight

The board takes an active role, as a whole and also at the committee level, in helping the Company evaluate and plan for the material risks it faces, including operational, financial, legal, regulatory, strategic and reputational risks. The Company utilizes a risk management and oversight framework built upon eight key practices identified by the National Association of Corporate Directors (the "NACD") for effective board oversight of risk, as follows:

- ` clarify the roles of the Board, Committees, and Management,

- understand the Company's risk profile,

- define the Company's risk appetite,

- integrate strategy, risk, and performance discussions,

- ensure transparent and dynamic risk reporting,

- reinforce clear accountability for risk,

- verify that the mitigation reduces risk exposure, and

- assess risk culture.

The Company also believes that the ownership and the management of risk is best thought about through the Company's cultural lens of empowerment and the related corollary principle of accountability. In this way, a person who is primarily responsible for the execution of a task or function is also the person who is primarily responsible or accountable for all related aspects of that task or function, including the management of risk associated thereof. In other words, management of risk is integrated into the Company's business decision making process. In addition, during the December board of directors meeting, the board and management discuss, evaluate and assess risk in connection with the Company's five-year planning process. In connection with this review, the key strategic and operational risks of the Company are reviewed and discussed. These key strategic and operational risks are grouped by (1) the type of risk (external or internal in nature) and (2) the Company's ability to control and respond to the risk. The relative importance or priority of the risks are discussed as well as whether any corresponding risk mitigation measures have been identified and implemented.

For topics inherent to a particular board committee or otherwise set forth in a committee charter, that particular committee has primary responsibility for the topic with the full board having secondary accountability. For example, the audit committee discusses with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies and its oversight of cybersecurity risk. Regarding cybersecurity, the Audit Committee receives regular quarterly reports covering the Company's program for managing information security risks, including data privacy and data protection risks. The Company also maintains cybersecurity insurance coverage. The compensation committee is responsible for overseeing the management of risks relating to the Company's executive compensation plans and arrangements. The governance and nominating committee manages risks associated with corporate governance, including risks associated with the independence of the board and reviews risks associated with potential conflicts of interest affecting directors and executive officers of the Company. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks. In fulfilling its risk oversight responsibilities, the board particularly focuses on the Company's long-term business strategies, including fostering and promoting social responsibility and incorporating social and sustainability risks into its overall strategic decision-making. More information about the Company's approach to the topic of social responsibility is set forth under the heading "Social Responsibility" on page 24.

Furthermore, at least annually, the board conducts an independent session where they outline the risks that they believe exist for the Company and the broader retail industry and compares these with the strategic and operational risks outlined by management in connection with the five-year planning process discussed above. Additionally, the board exercises its risk oversight function in approving the annual budget and quarterly re-forecasts and in reviewing the Company's long-range strategic and financial plans with management. The board's role in risk oversight has not had any effect on the board's leadership structure.

Director Compensation

The goal of our director compensation is to help attract, retain and reward our non-employee directors and align their interests with those of the shareholders. Our desired goal for total director compensation (cash and equity) is to be at the 50th percentile of comparable companies based on our compensation consultant's competitive survey results.

The Company pays its non-employee directors an annual fee for their services as members of the board of directors. Each non-employee director receives an annual cash retainer of $70,000 and the lead independent director receives an additional $35,000. The audit committee chairperson receives an additional $25,400 per year, the compensation committee chairperson receives and additional $19,000 per year and the governance & nominating committee chairperson receives an additional $16,500. Directors appointed in an interim period receive pro-rata retainer fees based on the number of meetings they attend between annual shareholder meetings. The committee chairperson and the respective committee members are paid rates commensurate with the duties and responsibilities inherent within the position held.

Additionally, the Company issues restricted stock awards to its non-employee directors. The board believes such awards provide alignment with the interests of our shareholders. Directors appointed in an interim period receive pro-rata restricted stock awards based on the number of meetings they attend between annual shareholder meetings.

The Company reimburses all directors for reasonable expenses incurred to attend meetings of the board of directors. Non-employee directors may elect to have a portion, or all, of their annual retainer be used for the reimbursement of travel expenses in excess of those that the Company considers to be reasonable.

The following table discloses the cash paid and stock awards earned by each of the Company's non-employee directors during the fiscal year ending January 28, 2023:

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1) ($)	Total ($)
Travis D. Smith	105,000	90,000	195,000
Steven P. Louden	95,400	90,000	185,400
Scott A. Bailey	89,000	90,000	179,000
Liliana Gil Valletta	86,500	90,000	176,500
Carmen R. Bauza	70,000	90,000	160,000
James P. Murphy	70,000	90,000	160,000

(1) This column represents the aggregate grant-date fair value of restricted stock awards calculated in accordance with FASB ASC Topic 718, excluding the impact of estimated forfeitures related to service based vesting conditions. For assumptions used in determining these values, please see Note 2 (listed under Stock-Based Compensation) in the Notes to Consolidated Financial Statements in our fiscal 2022 Form 10-K.

On June 1, 2022, the day of the annual shareholder meeting, the Company awarded 2,729 shares of restricted stock to each of the current directors with a grant-date fair value of $90,000. The stock awards will vest on the earlier of June 1, 2023 or at the end of the directors scheduled term, if applicable.

PROPOSAL 1

ELECTION OF DIRECTORS

The Company currently has eight director positions. The directors are divided into three classes so that approximately one-third of the directors are elected each year for three-year terms. The Company believes that a classified board promotes continuity of experience and an orderly succession of directors, which, in turn, increases the stability of the Company and encourages a long-term corporate perspective. Directors are elected to hold office until their successors are elected and qualified, or until resignation or removal in the manner provided in our bylaws. Three directors are nominees for election this year and each has consented to serve a three-year term ending in 2026. The remaining directors will continue to serve the terms set out below.

The nominees for director in an uncontested election, such as this one, will be elected if the votes cast in favor of a nominee's election exceed the votes cast opposing such nominee's election. Abstentions and broker non-votes are not considered "votes cast." Likewise, a share otherwise present at the meeting as to which a shareholder gives no authority or direction to vote is also not considered a "vote cast."

In a contested election, the directors shall be elected by a plurality of the votes cast. A "contested election" means an election of directors of the Company in which the number of nominees for any election of directors nominated by (i) the board of directors, or (ii) any shareholder pursuant to Article 1, Section 10 of the Company's bylaws, or (iii) a combination of nominees by the board of directors and any shareholder pursuant to Article I, Section 10 of the Company's bylaws, exceed the number of directors to be elected.

A nominee for director in an uncontested election who does not receive the requisite votes for election, but who was a director at the time of the election, shall continue to serve as a director for a term that shall terminate on the date that is the earlier of: (i) ninety (90) days from the date on which the voting results of the election are certified, (ii) the date on which an individual is selected by the board of directors to fill the office held by such director, which selection shall be deemed to constitute the filling of a vacancy by the board of directors, or (iii) the date the director resigns. Except in the foregoing sentence, a director who failed to receive a majority vote for election will not participate in the filling of his or her office. If none of the directors receive a majority vote in an uncontested election, then the incumbent directors (a) will nominate a slate of directors and hold a special meeting for the purpose of electing those nominees as soon as practicable, and (b) may in the interim fill one or more offices with the same director(s) who will continue in office until their successors are elected. If, for any reason, the directors shall not have been elected at any annual meeting, they may be elected at a special meeting of shareholders called for that purpose in the manner provided by the Company's bylaws.

The following tables set forth information regarding our eight directors as of January 28, 2023.

Director Composition (as of 1/28/2023)

Name	Current Position with the Company
Thomas D. Campion	Co-founder and Chairman of the Board
Richard M. Brooks	Chief Executive Officer and Director
Scott A. Bailey	Director
Carmen R. Bauza	Director
Steven P. Louden	Director
James P. Murphy	Director
Travis D. Smith	Director
Liliana Gil Valletta	Director

Board Diversity Matrix (as of 1/28/2023)

	Female	Male	Non-Binary	Did Not Disclose Gender
Gender Identity:				
Number of directors based on gender identity	2	6	0	0
Number of directors who identify in any of the categories below:				
African American or Black	0	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	0	0	0
Hispanic or Latinx	2	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	0	6	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+[1]		0		
Did Not Disclose Demographic Background		0		

(1) Someone who self-identified as lesbian, gay, bisexual, transgender, or a member of the queer community.

We invite and recommend all of our directors and the nominees for director to attend our annual meeting of shareholders.

Nominees for Election for Terms Expiring in 2026

Thomas D. Campion, 74, is one of our co-founders and has served on our board of directors since our inception in 1978. Mr. Campion has held various senior management positions during this time, including serving as our Chairman since June 2000. From November 1970 until August 1978, he held various management positions with JC Penney Company. Mr. Campion holds a B.A. in Political Science from Seattle University. He is the trustee of the Campion Foundation, a nonprofit organization focused on ensuring that biologically important ecosystems in Northwestern North America are preserved. The Foundation also works on homelessness issues in the Pacific Northwest. He is also a trustee of the Campion Advocacy Fund, a 501(c)(4) organization that was founded to support and strengthen efforts to end homelessness in the U.S. and protect wilderness in western North America through direct advocacy and political engagement.

Director Qualifications: Mr. Campion's knowledge as a retailer and as the co-founder of the Company provides the board with invaluable insight into the Company's business and its unique culture. Mr. Campion provides generational leadership, sales, marketing, merchandising and brand building experience and expertise. Mr. Campion's particular knowledge and experience with Zumiez and its competition helps the Company formulate short and long-term strategies that have contributed to Zumiez differentiating itself in the specialty niche of lifestyle retailing. As one of the Company's largest shareholders, Mr. Campion's interests are aligned with other Zumiez shareholders' interests to increase the long-term value of the Company.

Liliana Gil Valletta, 45, was appointed to our board in July 2019. Ms. Gil Valletta is the co-founder and CEO of Cien+ (since 2010) and Culturintel (since 2018), both of which are based in New York City and have offices throughout the U.S. and Colombia. Cien+ and Culturintel, collectively provide business consulting, big-data analytics, and marketing solutions for companies to help successfully turn cultural trends into opportunities for business success. Previously, Ms. Gil Valletta held a variety of marketing and supply chain roles at Johnson & Johnson, including serving as Global Marketing Services Director overseeing global strategy and agency contracting for the U.S. and EMEA regions. Ms. Gil Valletta also presently serves as an Operating Executive Board Member of AUA Private Equity Partners, a private equity firm that focuses on family-owned businesses benefiting from the growth of the U.S. Hispanic population. Additionally, Ms. Gil Valletta serves on the Board of Directors of RCN TV, a TV network based in Columbia. She also serves on the board of the YMCA of the USA and the Hispanic Chamber Fund. Ms. Gil Valletta earned a M.B.A. from the University of Colorado at Colorado Springs, an executive degree in Global Leadership and Public Policy from The Harvard Kennedy School at Harvard University and a B.A. in Business Administration from Southwestern Adventist University.

Director Qualifications: Ms. Gil Valletta's extensive experience in marketing and understanding and connecting with consumers from a cultural perspective provides unique insight to the Company's board of directors. Her insights and perspective in this area are valuable to the Company in helping it understand its diverse customer base. She also brings experience in operating an international business.

Carmen R. Bauza, 61, was appointed to our board in May 2022. Ms. Bauza currently serves as a member of the board of directors of Destination XL Group, Inc., where she serves on the Nominating and Corporate Governance Committee and the Cybersecurity and Data Privacy Committee. She also is a member of the board of managers of Claire's Holdings LLC, where she serves on the Nominating and ESG Committee. Ms. Bauza also serves as a member of the board of directors of OneWater Marine Inc. Previously Ms. Bauza served as the Chief Merchandising Officer at Fanatics, Inc. from January 2019 until April 2021. Prior to that, she was the Chief Merchandising Officer at HSN from November 2016 until December 2017 and the Senior Vice President, General Merchandise Manager Consumables, Health and Wellness at Walmart from June 2007 to October 2016. She previously held roles at Bath & Body Works, Five Below and The Walt Disney Company. Ms. Bauza currently serves as a member of the board of trustees at Seton Hill University and as an Advisor to RoundTable Healthcare Partners. She previously served as a Director of Walmart of Mexico, the National Association of Chain Drug Stores, the Network of Executive Women and the Literacy Council of Benton County. Ms. Bauza holds a BS in Fashion Merchandising and Business from Seton Hill University.

Director Qualifications: Ms. Bauza's extensive experience in retail, merchandising and leadership make her a valuable member of our board of directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> THE ELECTION OF EACH NOMINEE PREVIOUSLY NAMED

Continuing Directors Whose Terms Expire in 2024

Richard M. Brooks, 63, has served as our CEO since June 2000. From August 1993 through June 2000, he served as a Vice President and our Chief Financial Officer. From November 1989 until February 1992, Mr. Brooks was with Interchecks, Inc., a subsidiary of Bowater PLC, as a finance officer. Mr. Brooks was with Deloitte, Haskins & Sells, currently known as Deloitte LLP, from July 1982 to March 1989. Mr. Brooks holds a B.A. in Business from the University of Puget Sound. Mr. Brooks serves on the Board of Directors of Stance, Inc. and is a trustee of the Brooks Foundation, a non-profit organization.

Director Qualifications: Mr. Brooks' day to day leadership as our CEO provides him with detailed knowledge of our business and operations. Mr. Brooks provides generational leadership, sales, marketing, merchandising and brand building experience and expertise. Mr. Brooks has demonstrated a record of innovation, achievement and leadership. This experience provides the board with a unique perspective into the operations and vision of Zumiez. Mr. Brooks' particular knowledge and experience with Zumiez and its competition helps the Company formulate short and long-term strategies that have helped Zumiez differentiate itself in the specialty niche of lifestyle retailing. As one of the Company's largest shareholders, Mr. Brooks' interest is aligned with other Zumiez shareholders' interests to increase the long-term value of the Company.

Steven P. Louden, age 51, is currently the Chief Financial Officer of Roku, Inc., where he has served in this role since June 2015. From May 2009 to June 2015, Mr. Louden served in various capacities at Expedia, Inc., an Internet travel company, including as its Vice President, Corporate Finance and most recently serving as its Treasurer. Prior to joining Expedia, Mr. Louden has also previously held finance, strategy and planning roles at Washington Mutual, Inc., McKinsey & Company and the Walt Disney Company, and began his career as a financial analyst with Merrill Lynch and Co., Inc. Mr. Louden holds a B.A. in Economics and Mathematics from Claremont McKenna College and an M.B.A. from Harvard Business School.

Director Qualifications: Mr. Louden brings financial expertise to the Company's board of directors as well as leadership strategic development experience and experience with digital and media streaming businesses.

James P. Murphy, 70, was appointed to our board in January 2021 and served as the EVP, COO of Costco Wholesale's International Division until his retirement in December 2022. Mr. Murphy had been responsible for directing the expansion and operations of Costco's businesses outside of North America since 2004 and was a member of Costco's executive committee. Prior to Costco he held a variety of leadership roles including SVP - International, SVP - Europe, SVP - Northeast Region and VP Operations - Northern California. Prior to joining Costco in 1987 he worked for Lucky Stores in a variety of operational roles beginning in 1971. Mr. Murphy has served and continues to serve on a variety of non-profit boards including the University of Portland Board of Regents and the College Success Foundation, where he serves as Vice-Chair. Mr. Murphy earned a M.B.A. from the University of Portland and a B.S. in Business Administration from the University of Southern California.

Director Qualifications: Mr. Murphy's background as an executive leader with a leading global retailer brings relevant leadership and retail experience to Zumiez. His deep experience in international retail operations around the globe provides Zumiez with insight into international operations and strategies as Zumiez continues to grow its operations around the world.

Continuing Directors Whose Terms Expire in 2025

Travis D. Smith, 50, was appointed to our board of directors in August 2012. Mr. Smith has been the Chief Executive Officer of Electronic Auction Services, Inc, a division of Health Trust, a leading group purchasing organization and supply chain performance company for healthcare, since April 2016. He also serves on their Board of Directors. Prior to his employment with Electronic Auction Services, Inc., he was the CEO and President of Jo-Ann Fabric and Craft stores from August 2011 until August 2014. Mr. Smith began his career with Jo-Ann in 2006 serving as the Executive Vice President, Merchandising and Marketing. In February 2009, Mr. Smith was named Chief Operating Officer and added the duties of President in February 2010, then Chief Executive Officer in August 2011. Prior to his employment with Jo-Ann, Mr. Smith held merchandising and marketing positions of increasing responsibility with Fred Meyer Stores, a division of the Kroger Company, ultimately serving as Senior Vice President, General Merchandise. Mr. Smith has also served on the Board of Directors of Pendleton Woolen Mills since February of 2016. Mr. Smith is a graduate of the University of Notre Dame with a Bachelor's Degree in Business Marketing and Communications.

Director Qualifications: Mr. Smith's background in retailing and in particular merchandising, marketing and leadership roles adds important and relevant experience to the Company's board of directors. Mr. Smith also brings experience in brand building, retail brick and mortar and direct to customer operations.

Scott A. Bailey, 59, was appointed to our board in February 2016. Mr. Bailey is CEO of Path Projects, a running apparel company that he founded in 2017 that sells shorts, shirts, hats and base layers designed for runners directly to consumers. From 2002 to 2015 Mr. Bailey was the CEO and co-founder of One Distribution Company, a leading skate-inspired apparel and footwear company whose brands included KR3W Denim and SUPRA Footwear. KR3W is a lifestyle brand born out of the skateboard culture on the streets of Southern California in 2003 and is known for its denim apparel and SUPRA was launched in 2006 as a premium footwear brand known for its premium high top sneakers. Prior to One Distribution, Mr. Bailey was the co-founder of Split Inc., a youth culture men's and women's apparel brand founded in the early 1990s. Mr. Bailey is also a general partner in Overlook Point LLC, a residential and commercial land development company established in 2022.

Director Qualifications: Mr. Bailey brings a unique brand and vendor perspective to the Company's board of directors. He has had over a 25 year career as a co-founder and CEO of influential brands in the apparel and footwear space and his experience in growing and building brands both domestically and internationally will be beneficial to the board of directors in an ever changing consumer environment. Also, his understanding of the youth lifestyle customer is also very valuable to the Company.

CORPORATE GOVERNANCE

Independence of the Board of Directors and its Committees

As required under Nasdaq listing rules, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. Our board of directors consults with our counsel to ensure that the board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in applicable Nasdaq listing rules, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director or any of his or her family members and the Company, our senior management and our independent auditors, our board of directors has affirmatively determined that all of our directors are independent directors within the meaning of the applicable Nasdaq listing rules, except for our Chairman, Mr. Campion, and CEO, Mr. Brooks.

As required under applicable Nasdaq listing rules, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present. All of the committees of our board of directors are comprised of directors determined by the board to be independent within the meaning of the applicable Nasdaq listing rules.

Director Tenure; No Term Limits

The Board currently believes it is not necessary to institute term limits for Directors. Directors who serve on the Board for an extended period of time are able to provide valuable insight into the operations and future of the Company based on their experience with, and understanding of, the Company and its history, policies and objectives. The Board believes that, as an alternative to term limits, it can ensure that the Board continues to evolve and adopt new viewpoints through its evaluation and nomination process and procedures.

Other Company Board and Committee Service

The Company values the experience directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a director's time and availability and may present conflicts or legal issues. Directors are required to advise the Chair of the Governance and Nominating Committee and the CEO before accepting membership on other boards of directors, membership on the audit committee of the other boards in particular, or other significant commitments involving affiliation with other businesses or governmental units.

Accordingly, no director may serve on over four public company boards (including the Company's Board) and no member of the Audit Committee may serve on over three public company audit committees (including the Company's Audit Committee) unless the Audit Committee member is a retired CPA, CFO, Controller or has similar experience, in which case the limit shall be four committees, taking time and availability into consideration including a review of the Audit Committee Member's attendance at all board and committee meetings. In addition, directors who serve as CEOs or in equivalent positions generally should not serve on over two public company boards (including the Company's Board) besides their employer's board. Furthermore, directors who serve as an executive chair of any public company should not serve on over three public company boards (including the Company's Board).

Certain Relationships and Related Transactions

The Company committed charitable contributions to the Zumiez Foundation of $0.9 million in fiscal 2022 and $1.6 million in the fiscal year ending January 29, 2022 ("fiscal 2021"). Our Chairman, Thomas D. Campion, is the Chairman of the Zumiez Foundation.

Policy and Procedures with Respect to Related Person Transactions

The Company recognizes that Related Person Transactions (defined as transactions, arrangements or relationships in which the Company was, is or will be a participant and the amount involved exceeds $10,000, and in which any Related Person (defined below) had, has or will have a direct or indirect interest) may raise questions among shareholders as to whether those transactions are consistent with the best interests of the Company and its shareholders. It is the Company's written policy to enter into or ratify Related Person Transactions only when the board of directors, acting through the audit committee of the board of directors, determines that the Related Person Transaction in question is in, or is not inconsistent with, the best interests of the Company and its shareholders, including but not limited to situations where the Company may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the Company provides products or services to Related Persons on an arm's length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally. A summary of the Company's policies and procedures with respect to review and approval of Related Person Transactions are set forth below.

"Related Persons" are defined as follows:

- any person who is, or at any time since the beginning of the Company's last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company;

- any person who is known to be the beneficial owner of more than 5% of any class of the Company's voting securities;

- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and

- any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Directors and executive officers are required to submit to the audit committee a list of immediate family members and a description of any current or proposed Related Person Transactions on an annual basis and provide updates during the year.

In its review of any Related Person Transactions, the audit committee shall consider all of the relevant facts and circumstances available to the audit committee, including (if applicable) but not limited to: the benefits to the Company; the impact on a director's independence in the event the Related Person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. No member of the audit committee shall participate in any review, consideration or approval of any Related Person Transaction with respect to which such member or any of his or her immediate family members is the Related Person. The audit committee shall approve or ratify only those Related Person Transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders as the audit committee determines in good faith. The audit committee shall convey the decision to the CEO, Chief Legal Officer or the Chief Financial Officer, who shall convey the decision to the appropriate persons within the Company.

Policy on Insider Trading

In general, employees of the Company and its directors are subject to a separate insider trading policy that prohibits them from buying, selling or transferring (including the making of gifts) the Company's securities except during pre-determined window periods, which generally commences one full business day after the public announcement of the Company's quarterly or annual earnings and ending on the day four weeks thereafter, except for the December window period which only lasts for two weeks.

Except as otherwise provided in the Company's insider trading policy, employees and directors are prohibited from buying, selling or transferring (including the making of gifts) the Company's securities, even within the window period, if they are aware of any material non- public information. Material information is information that might affect the Company's stock price or otherwise be of significance to an investor who is determining whether to purchase, sell or hold the Company's securities.

Policy on Derivative Securities and Hedging Activities

The Company maintains a policy related to derivative securities and hedging activities as these securities and activities may put the personal interests and objectives in conflict with the best interests of the Company and its shareholders. Absent the prior written consent of the CFO or the Chief Legal Officer, individuals who are subject to this policy (including immediate family members), may not purchase, sell and trade-in options, warrants, puts and calls, or similar instruments or engage in derivative securities involving or relating to the Company's securities. In addition, without the prior written consent of the CFO or the Chief Legal Officer, hedging or monetization transactions such as zero-cost collars and forward sale contracts that allow a person to lock in a portion of the value of his or her shares, often in exchange for all or part of the potential for upside appreciation in the shares, are prohibited.

Anti-Pledging Policy

Our insider trading policy prohibits individuals who are subject to the policy (including immediate family members) from holding the Company's securities in a margin account or pledging Company securities as collateral for a loan.

Information Regarding the Board of Directors and its Committees

Our board has established an audit committee, compensation committee and governance and nominating committee. The board has adopted a written charter for each committee. The charters of these three committees are posted on the Company's website and can be accessed free of charge at http://ir.zumiez.com and are available in print to any shareholder who requests them. The composition of our board committees complies with the applicable rules of the SEC and Nasdaq. The board has determined that Steven P. Louden is an audit committee financial expert as defined in the rules of the SEC. The following table displays the composition of our board of director committee assignments as of January 28, 2023:

	Audit Committee	Governance & Nominating Committee	Compensation Committee
Travis D. Smith ⚑........................	Member		
Steven P. Louden ▤	Chairperson		Member
Carmen R. Bauza....................	Member	Member	
Scott A. Bailey		Member	Chairperson
Liliana Gil Valletta.................		Chairperson	
James P. Murphy			Member

▤ Chairperson	▮ Member	⚑ Lead Independent Director	▤ Audit Committee Financial Expert

Audit Committee

As more fully described in its charter, our audit committee has responsibility for, among other things:

- the sole authority to appoint, determine the funding for and oversee the independent registered public accounting firm;

- assisting our board in monitoring the integrity of our financial statements and other SEC filings;

- discussing with our management and our independent registered public accounting firm significant financial reporting issues and judgments and any major issues as to the adequacy of our internal controls;

- reviewing our annual and quarterly financial statements prior to their filing with the SEC and prior to the release of our results of operations;

- reviewing the independence, performance and qualifications of our independent registered public accounting firm and presenting its conclusions to our board and approving, subject to permitted exceptions, any non-audit services proposed to be performed by the independent registered public accounting firm;

- reviewing and discussing with management the Company's major operational, legal and regulatory risks, including data security and privacy and the Company's policies and procedures to identify and manage cybersecurity risks;

- reviewing and approving any changes to the Company's insider trading compliance program and procedures;

- oversight of the performance of the Company's internal audit function; and

- reviewing its charter at least annually for appropriate revisions.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Governance and Nominating Committee

As more fully described in its charter, our governance and nominating committee has the responsibility for, among other things:

- recommending persons to be selected by the board as nominees for election as directors and as chief executive officer;

- assessing our directors' and our board's performance;

- making recommendations to the board regarding membership and the appointment of chairpersons of the board's committees;

- recommending director compensation and benefits policies;

- reviewing its charter at least annually for appropriate revisions; and

- recommending to the board other actions related to corporate governance principles and policies.

Compensation Committee

As more fully described in its charter, our compensation committee has responsibility for, among other things:

- establishing the Company's philosophy, policies and strategy relative to executive compensation, including the mix of base salary, short-term and long-term incentive and equity based compensation within the context of the stated policies and philosophy including management development and succession planning practices and strategies;

- reviewing corporate goals and objectives relevant to compensation of our CEO and other senior executives including review and approval of performance measures and targets for all executive officers participating in the annual executive non-equity incentive bonus plan and certify achievement of performance goals after the annual measurement period to permit bonus payouts under the plan;

- determining and approving our CEO's compensation and making recommendations to the board with respect to compensation of other executive employees, including any special discretionary compensation and benefits;

- administering our incentive compensation plans and equity based plans and making recommendations to the board with respect to those plans;

- making recommendations to our board with respect to the compensation of directors;

- the sole authority to appoint, determine the funding for and oversee the independent compensation consultant; and

- reviewing its charter at least annually for appropriate revisions.

Succession Planning

Our CEO and board of directors review at least annually the succession plan of our CEO and each of our named executive officers ("NEO" or "NEOs"). The board of directors conducts an annual review of, and provides approval for, our management development and succession planning practices and strategies.

Our CEO provides an annual report to the board of directors assessing senior management and their potential successors. As part of this process, contingency plans are presented in the event of our CEO's termination of employment for any reason (including death or disability). The report to the board of directors also contains the CEO's recommendation as to his successor. The full board of directors has the primary responsibility to develop succession plans for the CEO position.

Meetings of the Board of Directors and Board and Committee Member Attendance

In fiscal 2022, our board of directors met seven times, the governance and nominating committee met four times, the audit committee met four times and the compensation committee met two times. The board of directors and the committees acted by unanimous written consent when required during the last fiscal year. All of our directors attended more than 75% of the eligible board and committee meetings. The Company has a formal policy pursuant to which members of the board of directors are expected to attend annual shareholder meetings absent unusual circumstances that make attendance impracticable.

Shareholder Communications with the Board of Directors; Shareholder Engagement

The Company has a process by which shareholders may communicate directly with directors, including non-employee directors, by mailing such communication to the board of directors in care of the Company's Secretary, at the Company's headquarters in Lynnwood, Washington. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Shareholder-Board Communication" or "Shareholder-Director Communication." All such letters must identify the author as a shareholder and clearly state whether the intended recipients are all members of the board or just certain specified individual directors. The Secretary will make copies of all such letters and circulate them to the appropriate director or directors. All such communications will be forwarded to the intended director(s) without editing or screening. If these foregoing procedures are modified, then updated procedures will be posted on the Company's corporate website.

The Company maintains an active dialogue with shareholders to ensure a diversity of perspectives are thoughtfully considered. The Board believes that the responsibility lies with management for communications and relationships on behalf of the Company with institutional investors, the media, and customers. Therefore, the Board may participate occasionally in such interaction, but will generally do so only at the request of or with the prior knowledge of management. It has been the Company's practice for the Lead Independent Director to periodically accompany management to meetings with the Company's institutional investors.

Code of Conduct and Ethics

Our board has adopted a code of conduct and ethics applicable to our directors, executive officers, including our chief financial officer and other of our senior financial officers, and employees in accordance with applicable rules and regulations of the SEC and Nasdaq. The code of conduct is available at http://ir.zumiez.com under the "Governance" section.

Corporate Governance Guidelines

Our board has adopted corporate governance guidelines that provide an overview of the governance structure maintained at the Company and policies related thereto. The guidelines are available at http://ir.zumiez.com under the "Governance" section.

Executive Compensation Recovery Policy

The Company maintains an executive compensation recovery policy. Pursuant to this policy, the Company may recover incentive income that was based on the achievement of quantitative performance targets if the executive officer engaged in fraud or intentional misconduct that resulted in an increase in his or her incentive income. Incentive income includes all incentive income and compensation that the compensation committee considers to be appropriate based upon the circumstance.

The compensation committee has the sole discretion to administer this policy and take actions under it, including soliciting recommendations from the audit committee and the full board of directors and retaining outside advisors to assist in making its determinations. The actions taken by the compensation committee are independent of any action imposed by law enforcement agencies, regulators or other authorities.

Director Nomination Procedures

The nominations to the board of directors were completed by the governance and nominating committee. The governance and nominating committee has established board membership criteria (discussed above, under the section entitled "Membership Criteria for Board Members") and the procedures for selecting new directors.

Nominations to the board of directors are completed using procedures in accordance with the charter of the governance and nominating committee including the director qualifications, criteria and skills as outlined in such charter. These procedures include:

- Initial review of potential director candidates by the committee as submitted by the independent directors of the board based on our established criteria for board membership including (without limitation) experience, skill set, diversity and the ability to act effectively on behalf of the shareholders and such other criteria as the committee may deem relevant from time to time.

- Each director candidate was put forth for consideration as a director candidate independently by our independent directors based on their knowledge of the candidates. None of our independent directors had a relationship with any candidates that would impair his or her independence. Each candidate's biography was reviewed by each member of the committee with the intention that each candidate would bring a unique perspective to benefit our shareholders and management.

- Interviews of director candidates were conducted by members of the committee and senior management. These interviews confirmed the committee's initial conclusion that candidates met the qualifications, criteria and skills to serve as a director of the Company.

- Reference checks were conducted if further checks were required based on the level of knowledge about the candidate by members of the committee.

- Background checks were conducted, including criminal, credit and bankruptcy, SEC violations and/or sanctions, work history and education.

- Independence questionnaires were completed by candidates and then reviewed by the Company, the committee and the Company's legal counsel to ensure candidates meet the requirements to be an independent director for the board, audit committee, compensation committee and the governance and nominating committee. The review also ensures the candidates positions do not conflict in any material way with Company business.

- Conclusion to nominate a candidate is based on all of the procedures reviewed previously and the information attached. It is ensured through these procedures that the candidate appears to be well qualified to serve on the Company's board of directors and its committees and appears to meet Nasdaq and SEC requirements to be able to serve as an independent director and as a member of the audit committee and any other committee the board may assign to such director.

The governance and nominating committee of the board will consider qualified nominees recommended by shareholders who may submit recommendations to the governance and nominating committee in care of our Chairman of the Board and Secretary at the following address:

Board of Directors and Chairman of the Board
c/o Secretary
Zumiez Inc.
4001 204th Street SW
Lynnwood, Washington 98036

Nominees for director who are recommended by our shareholders will be evaluated in the same manner as any other nominee for director. Shareholder recommendations for director should include the following information:

- the name, age, residence, personal address and business address of the shareholder who intends to make the nomination and of the person(s) to be nominated;

- the principal occupation or employment, the name, type of business and address of the organization in which such employment is carried on of each proposed nominee and of the shareholder who intends to make the nomination;

- a representation that the shareholder is a holder of record of stock of the Company, including the number of shares held and the period of holding;

- a description of all arrangements or understandings between the shareholder and the recommended nominee;

- such other information regarding the recommended nominee as would be required to be included in a proxy statement filed pursuant to Regulation 14A promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended; and

- the consent of the recommended nominee to serve as a director of the Company if so elected.

The governance and nominating committee may require that the proposed nominee furnish the committee with other information as it may reasonably request to assist it in determining the eligibility of the proposed nominee to serve as a director.

To submit a recommendation for director for an upcoming annual shareholder meeting, it is necessary that a proposing shareholder notify the Company and provide the information set forth previously, no later than 120 days prior to the corresponding date on which the Company's annual proxy statement is mailed in connection with the most recent annual meeting.

General Director Nomination Right of All Shareholders

Any shareholder of the Company may nominate one or more persons for election as a director of the Company at an annual meeting of shareholders if the shareholder complies with the notice, information and consent provisions contained in Article I, Section 10 of the Company's bylaws. Specifically, these provisions require that written notice of a shareholder's intent to make a nomination for the election of directors be received by the Secretary not fewer than 120 days and not more than 150 days prior to the anniversary date of the prior year's annual meeting of shareholders.

The Secretary will send a copy of the Company's bylaws to any interested shareholder who requests them.

SOCIAL RESPONSIBILITY

Background

Social Responsibility is, and has always been, a topic of great importance to the Company. The Company has strived to facilitate and connect empowered youth across their communities and to support them in their pursuits and passions as they strive to make a positive impact in their communities. The Company's Social Responsibility efforts have also included its support of the Zumiez Foundation. The Zumiez Foundation is a separate nonprofit organization that focuses on purchasing clothing and other related items to distribute to people in need in communities served by our retail stores, specifically during cold weather months. The Zumiez Foundation has donated over $12.2 million in clothing and other related items to a broad range of nonprofit organizations since 2007. These donations, on an annual basis, have helped support over 75,000 people via 280 agencies in 50 states. The Zumiez Foundation also seeks to teach Zumiez employees about the value of giving back and inspiring them to get involved in their communities. In this regard, since 2008 the Zumiez Foundation has recognized 78 of the Company's employees for their outstanding commitment to giving back to their respective communities with donations to their chosen cause ranging from $1,000 to $2,500 each. For more information about the charitable contributions made by the Company to the Zumiez Foundation, please see the information above in the Corporate Governance section under the heading "Certain Relationships and Related Transactions."

The Company believes its customers and employees increasingly care about social causes and the Company expects this trend to accelerate with subsequent generations because of the power of social media and the condition of the modern world. The Company believes consumers will continue to choose to do business with companies that are good corporate citizens and responsible members of their local and global communities. Shareholders' expectations are also rising as they seek to understand how responsible social practices impact long-term value. Accordingly, the Company intends to continue to pursue Social Responsibility initiatives that are aligned with its culture and brand and where it can make a positive impact for its key stakeholders.

Since fiscal 2018, the Company has worked to develop a shared understanding within its organization of what Social Responsibility encompasses and why it should be pursued. While Social Responsibility is not new to the Company, what is new, however, is how the Company can become more intentional and transparent about Social Responsibility and how it can amplify the impact it is able to make. The following sections are intended to provide an update on how the Company views Social Responsibility from a framework, guiding principles and stakeholder perspective and to summarize the areas of focus that the Company has selected.

Social Responsibility—Framework

The Company believes that Social Responsibility should be an integration of measures that benefit society and that benefit the Company's business. From a benefit to society perspective, the Company has referenced the United Nations Sustainable Development Goals (the "*UN SDGs*"). The UN SDGs are a blueprint to achieve a better and more sustainable future for all and address the global challenges society faces, including those related to poverty, inequality, climate change, environmental degradation, peace and justice. There are 17 UN SDGs and they are all interconnected. For more information about the UN SDGs, please refer to the information found at the United Nation's website at: https://www.un.org/sustainabledevelopment/sustainable-development-goals/.

The Company's view is that if it selected areas of focus that primarily benefit society but not its business then this would be more akin to corporate philanthropy. Likewise, areas of focus that primarily benefit its business rather than society could be viewed as mere corporate marketing or propaganda. Accordingly, the Company believes that to best achieve or optimize Social Responsibility, there should be a partnering philosophy and its selected areas of focus should have the ability to provide a high impact to both society and its business.

In addition to an impact framework, the Company also views Social Responsibility through a stakeholder framework, in that its actions can have an impact on a multitude of stakeholders. While all of the Company's stakeholders are important, the Company is especially attuned to its customers, its employees and its shareholders.

Social Responsibility—Guiding Principles

As part of Social Responsibility, the Company developed guiding principles to help it select areas of focus. A summary of these guiding principles are set forth below:

- **Alignment with Culture and Brand.** Social Responsibility must be aligned with the Company's culture, its brand and be integrated in its overall strategic priorities.
- **Authentic.** Social Responsibility measures must be "authentic" to Zumiez. In other words, it must be consistent with the Company's values as an organization and its brand positioning.
- **Ability to Impact.** Consistent with the impact framework discussed above, Social Responsibility areas of focus should be things that the Company believes it can make a measurable or meaningful impact over time.
- **Balance of Stakeholder Interests.** With respect to the Company's stakeholders, especially key stakeholders, there is a balance of interests. Specifically, this means that with respect to key stakeholders no one is disadvantaged in the short-run and, in the long-run, key stakeholders will benefit. By way of example. For customers, the Company will not take actions that are not in their interests or that are inconsistent with the Company's brand position. For employees, the Company will not take actions inconsistent with its cultural values. For the Company's shareholders this means that their short term and long-term financial expectations will not be compromised.
- **Transparency.** The Company will share and disclose its Social Responsibility efforts and hold itself accountable to the selected measures and goals.

Social Responsibility—Areas of Focus

Utilizing the framework and guiding principles discussed above, the Company has selected several areas of focus for its Social Responsibility efforts. These areas of focus are briefly summarized below. It is important to note that while the Company believes it has already been historically involved in these areas, there is more progress that can be made. Also, the Zumiez Foundation plans to continue its mission of distributing clothing to people in need and the topic of homelessness, but has a goal to further expand its reach to more communities.

- **Environmental Impact**. The Company will seek to minimize its impact on the environment by reducing the waste it produces in connection with the manufacture, distribution, sale and delivery of products to its customers. This includes both products that we manufacture, third party branded merchandise and an analysis of products at the end of their life cycle. The Company will do this in part by seeking to produce products in more sustainable ways by evaluating the materials and processes that are involved in the manufacturing of its products. The Company will also seek to implement more environmentally friendly ways to operate its stores, distribution centers and its home office.
- **Actionism**. The Company will endeavor to inspire its employees and customers to be more locally involved and engaged in their passions and causes. The key goal is about inspiring individual action versus just talk or rhetoric and working to leverage partnerships targeting specific causes so as to engage our employees and customers. An example of this would be the Company's work with Rock the Vote, Voto Latino and Amplifier in its "Stand Up" campaign to register people to vote.
- **Inclusion & Equity**. The Company believes it should be a place where people have a voice, will be heard, and have bias-free opportunities. Accordingly, its work place should be built upon the foundation of inclusion and equity where its people are diverse in their backgrounds, communities the Company serves, and points of view, yet all share the same core cultural values of working hard, giving back and empowering others. In this regard the Company aims to be an inclusive reflection of its customers, employees, and business partners. Pay equity—employees being paid equally for equal work, without regard for race or gender, is a base line component of this area of focus.

- **Growth and Development**. The Company believes that one of its competitive advantages is the growth mindset of its employees which is supported and amplified by the Company's teaching and learning practices. Building upon these practices the Company wants to strengthen its training initiatives and platforms to connect its employees to a broader depth of development opportunities and to expand this further by sharing the Company's teaching and learning practices with communities in which we operate.

Social Responsibility—Ongoing Approach

Teams within the Company have developed specific programs and goals underlying each of the areas of focus described above. This work is ongoing throughout the fiscal year and selected programs and goals are integrated into the Company's operating plan for each year. Part of the approach to Social Responsibility is the Company's recognition of it as an important organizational strategy and to thus endeavor to further instill a Social Responsibility mindset through the organization.

The Company will disclose updates about its Social Responsibility efforts, including its areas of focus, the specific programs and goals underlying these areas of focus and the progress made on a regular basis.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of our common stock as of March 22, 2023 by: (i) each of our directors; (ii) each of our NEOs; (iii) all of our named executive officers and directors as a group; and (iv) each person, or group of affiliated persons, known by us to beneficially own more than 5% percent of our common stock. The table is based upon information supplied by our officers, directors and principal shareholders and a review of Schedule 13G reports filed with the SEC. Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, we believe that each of the shareholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on shares outstanding on March 22, 2023, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before May 21, 2023, which is 60 days after March 22, 2023. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted below, the address for each person that holds 5% or more of our common stock is c/o Zumiez Inc., 4001 204th Street SW, Lynnwood, Washington 98036.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Richard M. Brooks (1)	2,573,024	13.0%
Thomas D. Campion (2)	1,012,462	5.1%
Troy R. Brown (3)	193,232	1.0%
Christopher C. Work (4)	89,328	0.5%
Adam C. Ellis (5)	38,703	0.2%
Chris K. Visser (6)	31,245	0.2%
Travis D. Smith (7)	24,069	0.1%
Liliana Gil Valletta (8)	8,030	0.0%
Scott A. Bailey (9)	7,816	0.0%
Steven P. Louden (10)	7,816	0.0%
James P. Murphy (11)	5,712	0.0%
Carmen R. Bauza (12)	3,386	0.0%
All Named Executive Officers and Directors as a group (12 persons)	3,994,823	20.2%
Black Rock, Inc. (13)	2,742,080	14.1%
Dimensional Fund Advisors LP (14)	1,637,602	8.4%
Thrivent Financial for Lutherans (15)	1,575,486	8.1%
Massachusetts Financial Services (16)	1,443,769	7.4%
The Vanguard Group (17)	1,422,991	7.3%

(1) Mr. Brooks is our CEO and a Director.
(2) Includes shares of common stock held by grantor retained annuity trusts for which Thomas D. Campion is trustee. Mr. Campion is our Chairman of the Board.
(3) Consists of 70,588 shares of stock held by Mr. Brown, of which 19,251 shares are restricted, and 122,644 vested stock options. Mr. Brown was our President North America through March 20, 2023.
(4) Consists of 61,530 shares of stock held by Mr. Work, of which 18,057 shares are restricted, and 27,798 vested stock options. Mr. Work is our Chief Financial Officer.
(5) Consists of 24,393 shares of stock held by Mr. Ellis of which 0 shares are restricted and 14,310 vested stock options. Mr. Ellis is our President International.

(6) Consists of 19,363 shares of stock held by Mr. Visser, of which 12,043 shares are restricted, and 11,882 vested stock options. Mr. Visser is our Chief Legal Officer and Secretary.

(7) Consists of 24,069 shares of stock held by Mr. Smith, of which 2,729 shares are restricted. Mr. Smith is one of our directors.

(8) Consists of 8,030 shares of stock held by Ms. Gil Valletta, of which 2,729 shares are restricted. Ms. Gil Valletta is one of our directors.

(9) Consists of 7,816 shares of stock held by Mr. Bailey, of which 2,729 are restricted. Mr. Bailey is one of our directors.

(10) Consists of 7,816 shares of stock held by Mr. Louden, of which 2,729 are restricted. Mr. Louden is one of our directors.

(11) Consists of 5,712 shares of stock held by Mr. Murphy, of which 2,729 are restricted. Mr. Murphy is one of our directors.

(12) Consists of 3,386 shares of stock held by Ms. Bauza, of which 2,729 are restricted. Ms. Bauza is one of our directors.

(13) This information is based solely on a Schedule 13G filed January 24, 2023 by BlackRock, Inc. The business address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(14) This information is based solely on a Schedule 13G filed February 10, 2023 by Dimensional Fund Advisors LP. The business address of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin, TX 78746.

(15) This information is based solely on a Schedule 13G filed February 7, 2023 by Thrivent Financial for Lutherans. The business address of Thrivent Financial for Lutherans is 901 Marquette Avenue, Suite 2500, Minneapolis, MN 55402.

(16) This information is based solely on a Schedule 13G filed February 8, 2023 by Massachusetts Financial Services Company. The business address of Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, MA 02199.

(17) This information is based solely on a Schedule 13G filed February 9, 2023 by The Vanguard Group. The business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during fiscal 2022, all applicable Section 16(a) filing requirements were met and that all such filings were timely.

As of the end of fiscal 2022 the names, ages and positions of the current non-director executive officers of the Company are listed below, along with their respective business experience. No family relationships exist among any of the directors or executive officers of the Company.

Troy R. Brown, 60, who will be retiring from the Company, has served as our President North America from March 8, 2017 through March 20, 2023. Prior to that time he served as the Executive Vice President of Ecommerce and Omni-Channel since August 2012. From October 2008 through July 2012, he served as the Senior Vice President of Ecommerce. From February 2007 through August 2008, Mr. Brown was with Tommy Bahama as the Director of Ecommerce. From March 2005 until September 2006, he was with Expedia, where he served as General Manager ("GM") of Vacation Packages. From August 1994 until March 2005, Mr. Brown was with Eddie Bauer in various management positions including Vice President of Ecommerce. Prior to August 1994, he was employed by Nautica Inc., and ZCMI, where he held various management positions. Mr. Brown has more than 35 years of experience in the retail, wholesale and Ecommerce industries. Mr. Brown also serves on the Board of Directors of 5.11 Tactical.

Chris K. Visser, 52, serves as our Chief Legal Officer and Secretary. Mr. Visser oversees all legal affairs and corporate services operations of the Company. Mr. Visser was appointed General Counsel and Secretary in October 2012 and Executive Vice President in May 2014 before being appointed Chief Legal Officer in May 2017. From 2001 until October 2012, Mr. Visser was with K&L Gates LLP where he has been a partner in the corporate, securities, and mergers and acquisitions practice group. Mr. Visser also worked as a process engineer with Vista Chemical Company prior to earning his law degree. Mr. Visser holds a Bachelor of Science degree in Chemical Engineering from the University of Washington. Mr. Visser also obtained an M.B.A, with a Concentration in Finance, from the University of Houston and a J.D. from the University of Houston Law Center where he graduated with academic honors and served as an editor on the Houston Law Review.

Christopher C. Work, 44, has served as Chief Financial Officer since August 2012. Mr. Work has been employed with the Company since October 2007, where he last served as Vice President, Controller. From September 2002 to October 2007, Mr. Work was an employee of Ernst & Young LLP, obtaining the level of Manager. Mr. Work received a Master of Professional Accounting from the University of Washington and a B.A. in Accountancy from Western Washington University. Mr. Work is a Certified Public Accountant in the State of Washington.

Adam C. Ellis, 48, was appointed to the position President International effective as of March 8, 2017 and has responsibility for the sales and operational profitability of the Company's operations outside of North America, including the operations of Blue Tomato and Fast Times. Mr. Ellis has also been the Managing Director of Blue Tomato since February 2017. Mr. Ellis previously served as the Company's Senior Vice President of Global Retail and Business Development since March 2014. From March 2012 through March 2014, he served as the Vice President of Real Estate and Global and before that he served in various roles within the Company's Real Estate department since July 2005 when he joined the Company. Mr. Ellis obtained a M.B.A from the Kellogg School of Management at Northwestern University and a Bachelor of Arts from Otterbein College.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

Our basis for competitive advantage is our culture—conceived, developed and maintained as a unique and powerful basis for engendering commitment, accountability, competitiveness and creativity among all of our employees. The objective of this compensation discussion and analysis is to describe how, for our named executive officers ("NEOs"), we link our culture to compensation philosophy and then to compensation strategy; and, to explain how we executed our compensation strategy during the last fiscal year. While the discussion and analysis focuses on the NEOs in the compensation tables in this proxy statement, we link culture, compensation philosophy and compensation strategy throughout the organization from the seasonal sales employee to each of the NEOs.

Value Creation Model

The following summary illustrates how the compensation philosophy and strategies are integrated with and derived from the Zumiez culture. We believe this integrated approach supports long-term growth in shareholder value.



Zumiez Culture
Compensation Philosophy
Compensation Elements
Performance Measures
Shared values
• Empowered managers – through clear measurements & accountability
• Teaching and learning – through comprehensive training developed to empower our managers to make good retail decisions
• Competition – creating opportunities to compete and recognizing their contributions
• Fairness and honesty – through all our relationships
Externally competitive
Reward Performance
Fair and consistent
Drive long-term shareholder thinking
Effective blend of guaranteed and at-risk components
For at-risk components, effective blend between short-term and long-term
Base Salary
Short-Term Cash Based Incentives
Bonus
Stock Option Grants
Restricted Stock Grants
Comparable store sales
Producct margin
Diluted earnings per share
Operating Related Margins
Common stock price

The Zumiez Culture

While every organization has a culture, even if it is a culture by default, we believe that the Zumiez culture is unique. We believe it is well defined, understood widely and thoroughly among all employees, reinforced and exemplified by leaders held accountable for doing so and integrated into the daily practices and processes throughout the business. We believe the Zumiez culture is a competitive advantage and is built on a set of shared values that have been in place since the inception of the business. These shared values include:

- **Empowered managers**—The Zumiez culture pushes decision making down to the appropriate level in the organization within the context of appropriate guidelines, controls and procedures. This gives our managers throughout the organization the ability to impact their results creating increased accountability, clear measurements and a sense of ownership throughout the organization.
- **Teaching and learning**—Our culture strives to integrate quality teaching and learning experiences throughout the organization. We do this through a comprehensive training program, which primarily focuses on sales and customer service training. Our training programs have been developed internally and are almost exclusively taught internally by Zumiez employees to Zumiez employees. The training programs have been developed to empower our managers to make good retail decisions.

- **Competition**—We believe that Zumiez employees enjoy competing. Our entire system is built around creating opportunities for people to compete and to be recognized for their contributions. This is reflected in everything we do including empowering managers, building competition into almost all of our training and in how we recognize the successes of our employees throughout the organization.

- **Fairness and honesty**—Along with our employees, we strive to be fair and honest in all of our relationships. This includes how we work with each other, our vendors, our landlords and our customers.

Culture and Compensation Philosophy

The Zumiez culture guides how we manage our business and it permeates through our compensation philosophy. We believe our culture itself has value to our employees. Our culture allows our employees throughout the organization to make appropriate decisions to impact their results as well as our financial results. We believe the competitive people we hire and the training we provide helps us generate strong operating results and we believe that our employees value working in this kind of environment.

The compensation committee believes the purpose of the compensation program for our NEOs is to help attract, retain, align, motivate and reward executives capable of understanding, committing to, maintaining and enhancing the culture; and, with culture as a centerpiece of our competitive advantage, establishing and accomplishing business strategies and goals that we believe makes us an attractive investment for shareholders. To do so, the compensation committee believes the compensation program should offer compensation opportunities that:

- are externally competitive with compensation paid by companies in the market for executive talent;

- reward performance by linking compensation to quantitative and qualitative goals that the compensation committee believes is in the best long-term interest of shareholders;

- drive long-term shareholder thinking by delivering a substantial portion of the NEOs compensation or wealth in the form of equity that is directly linked to our stock price;

- are an effective blend of guaranteed and at-risk components, where the proportion of guaranteed pay is less than average and the proportion of at-risk pay is greater than average when compared against the competitive market; and

- for at-risk components of pay, are an effective balance between short-term and long-term interests of our shareholders.

The compensation committee believes that at-risk components should result in compensation for the executive in proportion to and to the extent justified by *performance*. For Zumiez executives, "performance" means, first of all, *doing the right things*—achieving the financial results that clearly drive the creation of shareholder value. The compensation program must align the interests and motivations of executives with those of shareholders. Secondly, performance means *doing things right*—acting as strong, respected and acknowledged leaders; and, as role models of leadership behavior in the community at-large. We believe that exemplary executive behavior helps to support sustainable long-term creation of shareholder value.

The compensation committee intends to continually explore, consider and introduce enhanced or new compensation approaches and elements for NEOs as appropriate.

Compensation Goals and Strategy for NEOs

Simplicity and Transparency. The compensation committee seeks *simplicity and transparency* in the compensation program for our NEOs. Therefore, the program focuses on easily understood components of clearly determinable value—base salary, bonuses, short-term cash based incentives and long-term equity awards. We refer to the combination of these as "total direct compensation." The compensation committee does not use supplemental executive benefits and perquisites that are generally not also made available to our employees.

Attractive Compensation Opportunities. The compensation committee believes in and commits to planning for internal succession; however, the Company must be positioned to *attract and retain high-caliber executive talent in the external marketplace*. It believes it must be positioned to bring in seasoned, proven individuals from within the industry and beyond who can perform the full scope of their roles from the time of hire. Establishing and maintaining the ability to attract and retain talent is a top priority for compensation of NEOs. To address this priority responsibly on behalf of shareholders, the compensation committee works each year to:

- Establish a conservative salary range for each position to guide salary hiring offers and salary increase decisions.

- Establish a competitive total annual cash compensation opportunity for each position through annual cash incentives where payout is contingent on performance.

- Provide opportunities to earn equity incentives in proportions so that the long-term opportunity for each NEO to earn total direct compensation (salary plus annual cash incentives plus equity incentives) is above average should shareholders realize above average returns.

Pay-at-Risk. The compensation committee is committed to *pay-at-risk.* "Pay-at-risk" means compensation that is earned only upon clear evidence that the interests of shareholders have been served. By design, we believe the proportion of each NEOs total direct compensation that is at-risk is greater than what is typically observed in the marketplace. Conservative base salaries are combined with above-average cash and equity incentives to create a total package that is competitive. We believe the *pay-at risk* philosophy is evidenced by the fact that no NEO has been paid the maximum total incentive compensation in our history of being a public company. In addition, no NEO has been paid the target total incentive compensation in four of the past five years.

Pay-for-Performance. The compensation committee believes pay-at-risk enables *pay-for-performance.* It allows major portions of total direct compensation to be paid only when short-term and long-term interests of shareholders have been met.

For *short-term (annual) pay-for-performance* for the NEOs as a group, the compensation committee has the following goals:

- Drive alignment around three general measures of performance: (1) net sales, (2) product margin and (3) operating profit. The compensation committee believes these are the best measures because they have the largest impact on Zumiez ability to grow profitability and provide clarity to individual executives. Different performance measures may be utilized for different executives based in part on the executive's ability to impact the performance measure. We calculate these performance measures as follows:

  - Net sales—Net sales constitute gross sales (net of actual and estimated returns and deductions for promotions) and shipping revenue. Net sales include our store sales and our ecommerce sales. Net sales can be based on a geographic area and we currently utilize sales growth for both North America and other international operations.

  - Product margin—Product margin is calculated as net sales less cost of goods sold, divided by our net sales. For purposes of this calculation, our net sales consist of gross sales (net of actual and estimated returns and deductions for promotions), excluding shipping revenue. For purposes of this calculation, our cost of goods sold consist of branded merchandise costs and our private label merchandise costs including design, sourcing, importing and inbound freight costs.

  - Operating profit—Operating profit is the difference between gross profit and selling, general and administrative expenses. The key drivers of operating profit are net sales, gross profit, our ability to control selling, general and administrative expenses and our level of capital expenditures affecting depreciation expense. Operating profit may be utilized on a particular business unit or geographic area in which we operate. We currently utilize operating profit for both North America and other international operations.

- Provide for the risk of zero annual short-term cash based incentives payout should minimum performance expectations not be met.

- Grant of awards that upon achievement of target performance measures, are in the best long-term interests of the shareholders.

- Provide for pay-at-risk, i.e., performance expectations that are challenging, but achievable.

- Communicate proactively to all NEOs performance expectations in order to establish clear incentive for achievement.

- Provide for upside compensation potential results that are beyond Company expectations.

- Set forth prudent limits, or caps, on upside potential to ensure no possibility of payouts that might be judged by shareholders as unjustifiable or excessive.

The compensation committee believes that the Company's long-term strategies, including its approach to Social Responsibility (discussed in more detail previously on page 24), drive long-term shareholder value and when properly executed upon will be reflected in the general financial performance measures discussed above. Accordingly, the compensation committee does not specifically target non-financial performance measures associated with a particular program, initiative or strategy, such as measures associated with environmental, social, and governance (ESG) metrics.

For *long-term pay-for-performance (long-term equity incentive)*, the compensation committee's goal is to link the ultimate compensation amounts realized by NEOs directly and exclusively to the Company's long-term common stock performance. To do so, the compensation committee makes use of stock-based awards for all NEOs (except as noted, below, under the section heading "The Compensation Decision-making Process").

The compensation committee has used, and intends to make use of, both gain-based stock awards (stock options) and full-value stock awards (restricted stock). The compensation committee determines on an annual basis for each NEO the total value of an award, based on a competitive range, that best reflects in the compensation committee's judgment both the individual's long-term track record of success and potential for long-term value-added future contributions.

Gain-based awards have widespread use and have upside potential that can be highly motivational. However, the compensation committee: (i) is aware that gain-based awards have a different downside potential than that of holding outright shares of stock; (ii) recognizes that the exclusive and substantial use of gain-based awards has been historically noted by the investment community as a potential contributor to misguided or unacceptable decisions on the part of executives in certain other companies; and, (iii) knows that historic accounting advantages for the use of gain-based awards no longer exist. In addition, the compensation committee is aware of the executive compensation trend among publicly-held companies to utilize less gain-based awards in favor of full-value awards such as restricted stock. Therefore, the compensation committee continues to review and has deployed full-value restricted stock awards to help offset and balance the disadvantages of gain-based awards for achieving pay-for-performance and other compensation goals while retaining the advantages of gain-based awards. The mix of gain-based awards and full-value awards is evaluated annually by the compensation committee and adjusted based on input from the compensation consultant and the CEO, all in the context of the marketplace, our compensation philosophy, and what the compensation committee believes is in the best interest of the shareholders and the NEOs. The compensation committee also allows some deference to the CEO in the allocation between stock options and restricted stock, so long as the total compensation charge to Zumiez is equal to what was approved by the compensation committee.

Executive Officer Continuity. Undesirable, unanticipated or untimely departure of an executive officer is a risk to the Company that the compensation committee works to avoid. The risk stems from the potentially high costs of recruiting, relocation, operational disruption, reduced morale, turnover ripple effects among staff, negative external perceptions, reduced external confidence and lost intellectual capital.

The compensation committee encourages executive officer continuity by granting stock awards to a NEO where the ultimate realization of value not only depends on stock price, but also on the NEO remaining with Zumiez for many years. Accordingly, if a NEO were to depart from Zumiez then he or she could forfeit substantial amounts of unrealized compensation.

Shareholder Mentality. We believe it is in the best interests of shareholders for our leaders to feel, think and act like shareholders, and to have a "shareholder mentality" as they go about envisioning, planning for and executing operations. The compensation committee seeks to cultivate NEOs with a shareholder mentality by having NEOs receive, accumulate and maintain significant ownership positions in Zumiez through annual equity grants. We do not believe it is necessary to establish share ownership or share holding requirements because historically the NEOs on aggregate have held a substantial amount of equity and, from a cultural point of view, NEOs are empowered to make decisions on their equity holdings taking into account their personal values, temperament, risk tolerance and personal finances.

Within this concept, through equity awards granted over time, each of our NEOs has the ability to establish and maintain a valuable ownership in Zumiez.

Summary of the Elements of NEO Compensation

The compensation committee utilizes five primary elements for compensating NEOs:

- Base Salary
- Non-Equity Incentive Plan Compensation ("short-term cash based incentives")
- Bonus
- Stock Option Grants
- Restricted Stock Grants

Total Pay Philosophy—Our "Total Pay" compensation philosophy is designed to recognize and reward the contributions of all employees, including executives, in achieving our strategic goals and business objectives, while aligning our compensation program with shareholder interests. We regularly assess our total pay package, and we adjust it as appropriate to remain competitive and to enable us to attract and retain our NEOs. We believe our total pay practices motivate our executives to build long-term shareholder value.

Base Salary is a pre-set fixed cash amount that is delivered regularly in equal portions through the year. Each NEOs annual base salary rate is reviewed from time to time and at least annually by the compensation committee. Outside of the CEO, the review is based on recommendations of the CEO.

Short-Term Cash Based Incentives are based on pre-set opportunities for cash awards to be paid after the end of the year based on performance for the year. Actual payouts may be between zero and twice the target amount, where the target amount is that established for each NEO by the compensation committee if target goals are achieved.

Bonuses may be awarded from time to time in order to attract and retain key NEOs. These bonuses, when awarded, are generally in addition to those earned from participating in short-term cash based incentives and are considered in the executive's total direct compensation. The intention is to pay such bonuses rarely and in modest amounts if and only if other elements of the executive pay system do not respond to outstanding achievements clearly pursued and delivered in the interests of shareholders.

Stock Option Grants are opportunities granted from time to time (usually annually or at the time of hiring) to an NEO to purchase our common stock at some future time at a pre-established fixed price set at the time of grant. This price is the actual market price of the stock at the time of grant. The right to exercise options in a particular grant is accumulated over a number of years, and is subject to vesting based upon continued employment with us.

Restricted Stock Grants are awards of common voting shares of stock that are granted from time to time (usually annually or at the time of hiring) to each NEO. The right to earn the stock is contingent upon continued employment over a period of time.

The compensation committee views the elements of total direct compensation for NEOs as an integrated package to achieve all of the compensation goals described in the immediately preceding section of this discussion.

Fiscal 2022 – A Review of This Past Year

The charts below show net sales, operating profit and diluted earnings per share ("diluted EPS") on a GAAP basis for fiscal 2022 and 2021 and the percentage change in fiscal 2022.



After a record year of sales and earnings in fiscal 2021 fueled by domestic government stimulus yielding 19.5% growth in net sales and 61.6% growth in diluted earnings per share, fiscal 2022 was much more challenging. During the front half of fiscal 2022 we were facing difficult year-over-year sales comparisons from the record US government stimulus in early fiscal 2021. In addition, there was significant inflationary pressure on discretionary spending in our customer base and more competition for discretionary dollars from categories such as travel and entertainment. This resulted in a 19% decrease in net sales for the full year fiscal 2022. The lower sales level combined with inflation in our cost structure resulted in a decrease in earnings per diluted share of 77.7%.

After six straight years of product margin gains, fiscal 2022 Product margin decreased 50 basis points from the prior year driven primarily by the difficult sales environment during the back-to-school and holiday peaks necessitating discounting to maintain a healthy inventory position at year end. Regardless of this decrease, fiscal 2022 product margin is at the second highest level in our history and we believe current levels represent structural gains rather than short-term, pandemic related improvements. In a more normalized sales environment, we anticipate that we can recover what was lost in fiscal 2022 and continue to grow product margins through existing initiatives in the business over time. Total gross margin decreased by 470 basis points in fiscal 2022. Beyond the product margin impact discussed above, the 19.0% decrease in net sales created deleverage of significant fixed costs included in gross margin such as occupancy, distribution center, and merchandising expenses. While we were able to reduce total selling, general and administrative expenses in 2022, these costs deleveraged due to the sales decline. Our earnings per diluted share of $1.08 in fiscal 2022 was down from an all-time high in fiscal 2021 of $4.85. We added 32 new stores in fiscal 2022 including 16 in North America, 12 new Blue Tomato stores in Europe and 4 new Fast Times store in Australia. We believe that we still have meaningful expansion opportunities internationally in both existing and new markets.

As a leading global lifestyle retailer, we continue to differentiate ourselves through our distinctive brand offering and diverse product selection, as well as the unique customer experience across all of our platforms. We remain committed to serving the customer through introducing newness in our product offering launching over 100 new brands in 2022. We made investments over several years to integrate the digital and physical channels creating a seamless shopping experience for our customer. We are continuing to deliver our online orders in North America from our stores, which has provided substantial improvements in the speed of delivery to our customers, eliminated the need to manage two pools of inventory separately for digital and physical demand, and created one cost structure for execution of both physical and digital sales. Internationally we continue to see deeper penetration of localized fulfillment and are in various stages of roll-out in different countries. In-store fulfillment is a key part of strategy that we believe will drive long term market share by leveraging the strengths of our store sales team, providing better and faster service to customers, improving product margins, maximizing the productivity of inventory, providing additional selling opportunities, and utilizing one cost structure to serve the customer.

The following table shows net sales, operating profit, operating margin and diluted earnings per share for fiscal 2022 compared to fiscal 2021:

	Fiscal 2022	Fiscal 2021	% Change
Net sales (in thousands) (1)	$ 958,380	$ 1,183,867	-19.0%
Operating profit (in thousands)	$ 31,100	$ 157,810	-80.3%
Operating margin	3.2%	13.3%	
Diluted earnings per share	$ 1.08	$ 4.85	-77.7%

(1) The decrease in net sales was primarily driven by continued inflationary pressures on the consumer and the benefits from domestic stimulus in the prior year when consumers were less likely to spend on travel and in-person entertainment due to COVID-19. The decrease in net sales was driven by a decrease in transactions and a decrease in dollars per transaction. The decrease in dollars per transaction was driven by a decrease in units per transaction, partially offset by an increase in average unit retail. For the year, the men's category was our largest declining category followed by hardgoods, accessories, women's and footwear.

We believe that by making these key investments over many years and looking at financial results over a longer time horizon will provide a better long-term return for our investors; and since owned stock or stock based awards are the material component of our NEOs compensation and wealth creation, we believe our compensation structure aligns management's and shareholders' interests.

Due to our executive compensation programs emphasis on pay for performance and pay at risk, compensation awarded to the NEOs for fiscal 2022 reflected Zumiez' results. As shown below, for the named executive officers as a group, excluding the Chairman and the CEO, pay at risk and performance-based pay for fiscal 2022 comprised an average of approximately 46% and 23%, respectively, of the total compensation as shown in the Summary Compensation Table. We have excluded our Chairman and CEO due to the difference in the compensation structure for the Chairman and CEO, who beneficially own 5.1% and 13.0% of the Company as of March 22, 2023, respectively, and have not received equity awards since before our initial public offering as discussed further under the section heading, "The Compensation Decision-making Process."


Compensation Elements as a Percentage of Total Compensation
At-risk pay 46%
Performance-based pay 23%
23%
23%
11%
43%
Stock Option Grants
Restricted Stock Grants
All Other Compensation
Base Salary

Fiscal 2023 – A Look at the Upcoming Year

In fiscal 2023, our focus remains on serving the customer with strategic investments largely tied to enhancing the customer experience while increasing market share and creating operational efficiencies to drive long-term operating margin back to historical levels. Though 2022 was a highly challenging year, the balance sheet remains strong with $173.5 million in cash and marketable securities at the end of fiscal 2022 and a current asset level that is much larger than current liabilities. This gives us the security to manage through potential difficulties while also investing in important strategic initiatives to drive shareholder value over the long-term.

Exiting a difficult year for sales and earnings in fiscal 2022, the macro-economic environment in 2023 remains unclear. Inflation remains high compared to historical levels and this continues to weigh on the discretionary income of our customer base. Economic indicators show that our customers savings levels are decreasing and credit card levels are increasing. While current conditions appear difficult for consumers, we remain focused on our long-term initiatives that will help us capitalize on opportunities as these circumstances improve. These include concepts like; continued globalization of the brand to enhance our ability to reach consumers in each geography that we operate, an intense focus with our brand partners to bring forth relevant product with the speed expected by our customers, aggressively managing inventory levels, continuing to rethink how the customer interacts with the brand, and actively managing how we optimize the trade areas in which we serve our customers.

Base Salary

In March 2022, the compensation committee met and reviewed the evaluations of the NEOs and the overall performance of the Company's fiscal 2021 results against three objective measures; (1) net sales growth, (2) product margin and (3) operating profit. Based upon our performance in fiscal 2021 and the contributions of the NEOs toward achieving these results, the following base salaries for fiscal 2022 were awarded:

Executive Officer	Fiscal 2022 Base Salary (1)	Increase Over Prior Fiscal Year
Thomas D. Campion, Chairman of the Board	$ 335,000	0.0%
Richard M. Brooks, Chief Executive Officer and Director	$ 735,000	0.0%
Christopher C. Work, Chief Financial Officer	$ 453,000	0.0%
Troy R. Brown, President North America	$ 562,000	2.9%
Chris K. Visser, Chief Legal Officer and Secretary	$ 378,000	3.0%
Adam C. Ellis, President International	$ 427,000	0.0%

(1) Reflects annualized base salary as of the fiscal year end. Refer to the Summary Compensation Table for actual base salary paid in fiscal 2022.

The compensation committee sets executive base salaries at levels it believes are competitive based on each individual executive's role and responsibilities. The compensation committee reviews base salaries for executive officers at the time of hire and thereafter on an annual basis. The compensation committee may also review base salary at the time of promotion or other significant changes in responsibilities. Base salary changes also impact target annual short-term cash based incentive amounts, and actual annual short-term cash based incentive payouts, because they are based on a percentage of base salary. When reviewing each executive's base salary, the compensation committee considers the level of responsibility and complexity of the executive's job, whether individual performance in the prior year was particularly strong or weak, and the salaries paid for the same or similar positions based on analysis of the competitive market. Consistent with the philosophy discussed previously, our executive base salaries generally are set at less than the median (at the 40th percentile) for comparable positions based on analysis of the competitive market.

Short-Term Cash Based Incentives

In March 2022, the compensation committee approved the terms of the fiscal 2022 short-term cash based incentives. Our NEOs short-term cash based incentives are targeted at approximately 0.2% of consolidated budgeted sales and 0.4% of consolidated budgeted sales at maximum payout. The short-term cash based incentives are appropriate to provide for increased payouts due to the significant shareholder returns commonly generated by above-target net sales, product margin and operating profit performance. The compensation committee has the discretion under the plan to reduce the awards paid under the plan, but does not have discretion to increase payouts that are based on achievement of the objective performance goals or make a payout based on the objective performance goals if the first threshold targets are not achieved. All of our executives are subject to our Executive Compensation Recovery Policy, which further mitigates excessive risk taking. No payouts are made until audited financial results are received, reviewed and approved by the audit committee at our March meeting after our fiscal year has ended.

For each of the following performance measures, net sales, product margin and operating profit, the compensation committee established performance metrics for the NEOs. Performance metrics were established for North America operations and other international, consisting of Europe and Australia operations, for net sales, product margin and operating profit. The performance metrics on a consolidated basis were established for operating profit. These performance measures exclude the impact of changes in the foreign exchange rate, additional valuation allowances beyond those in the budgeted plan and does not include any share repurchases in the dilutive share count. Performance metrics for North America and other international operations are tightly managed and to the extent that overall shareholder return is still met, the compensation committee is allowed to make certain adjustments for strategic items not planned that negatively impact short-term growth expectations, but contribute to long-term growth expectations of the business unit. The first threshold relates to a minimum acceptable level of financial performance. The second threshold is intended to be the target performance. If the minimum acceptable level is achieved for any given metric, the incentives are calculated on a sliding scale culminating in the top threshold, which is designed as a stretch challenge. The compensation committee believes these goals are not easily achieved and, in the sixteen years since becoming a public company, no NEO has achieved all of the stretch challenge measurement goals. The compensation committee used different performance measures for different NEOs. These are noted in the following tables which show the performance thresholds for each performance measure used for fiscal 2022:

Objective Measure	Performance Metrics - Consolidated				
	1	2	3	4	5
		Target			
Net sales growth - North America	-3.0%	-1.0%	5.5%	6.2%	7.2%
Net sales growth - Other international	17.9%	21.9%	24.9%	26.4%	28.0%
Product margin improvement - North America	Last year plus 0.21%	Last year plus 0.31%	Last year plus 0.43%	Last year plus 0.48%	Last year plus 0.53%
Product margin improvement - Other international	Last year plus 0.44%	Last year plus 0.54%	Last year plus 0.91%	Last year plus 1.10%	Last year plus 1.29%
Operating profit improvement - North America	-17.0%	-13.3%	1.8%	2.8%	3.8%
Operating profit improvement - Other international	104.7%	129.4%	151.7%	162.9%	174.3%
Operating profit improvement - Global	-12.8%	-7.8%	9.1%	10.6%	12.2%

The following table represents the percentage of the respective NEOs base salary that will be earned upon achievement of the performance thresholds ("Threshold Percentage"):

Executive Officer	Performance Threshold				
	1	2	3	4	5
Thomas D. Campion, Chairman of the Board	33%	65%	98%	114%	130%
Richard M. Brooks, Chief Executive Officer and Director	63%	125%	188%	219%	250%
Christopher C. Work, Chief Financial Officer	38%	75%	113%	131%	150%
Troy R. Brown, President North America	35%	70%	105%	123%	140%
Chris K. Visser, Chief Legal Officer and Secretary	33%	65%	98%	114%	130%
Adam C. Ellis, President International	30%	60%	90%	105%	120%

The threshold percentages in the table above are multiplied by the percentages in the following table for each performance threshold achieved ("Objective Measure Weighting Percentage"). The compensation committee weights each threshold for each of the NEOs based upon that individual's ability to impact the measure. The objective measures are weighted between North America and other international performance thresholds based on fiscal 2022 budgeted sales results, with exception of the President North America and President International, whose objective measures are weighted higher for North America operations and other international operations, respectively.

	Objective Measure						
Executive Officer	**North America Net Sales**	**Other International Net Sales**	**North America Product Margin**	**Other International Product Margin**	**North America Operating Profit**	**Other International Operating Profit**	**Consolidated Operating Profit**
Thomas D. Campion, Chairman of the Board	25%	5%	17%	3%	n/a	n/a	50%
Richard M. Brooks, Chief Executive Officer and Director	25%	5%	17%	3%	n/a	n/a	50%
Christopher C. Work, Chief Financial Officer......	25%	5%	17%	3%	n/a	n/a	50%
Troy R. Brown, President North America	25%	5%	17%	3%	42%	8%	n/a
Chris K. Visser, Chief Legal Officer and Secretary	25%	5%	17%	3%	n/a	n/a	50%
Adam C. Ellis, President International	5%	25%	3%	17%	8%	42%	n/a

Therefore, for each performance threshold achieved, the calculation of the short-term cash based incentive earned is as follows:

Base Salary ($) x Threshold Percentage x Objective Measure Weighting Percentage

For fiscal 2022, the short-term incentive plan consisted of a first half and a second half plan. The first half plan is weighted at 40% of total target incentive and the second half plan is weighted at 60% of total target incentive. During fiscal 2022, we did not achieve any of the level one metrics. Accordingly, no short-term cash incentive awards were paid to the NEOs for fiscal 2022. The short-term cash based incentives target and compensation paid to the NEOs for fiscal 2022 are as follows:

Executive Officer	Short-Term Cash Based Incentive Compensation Target	Short-Term Cash Based Incentive Compensation Paid
Thomas D. Campion, Chairman of the Board.......................................	$ 217,750	$ —
Richard M. Brooks, Chief Executive Officer and Director....................	$ 918,750	$ —
Christopher C. Work, Chief Financial Officer......................................	$ 339,750	$ —
Troy R. Brown, President North America...	$ 393,400	$ —
Chris K. Visser, Chief Legal Officer and Secretary..............................	$ 245,700	$ —
Adam C. Ellis, President International...	$ 256,200	$ —

Bonus

While we continue to execute growth strategies and invest for the future, the compensation committee recognizes the uncertain economic environment that has the potential to negatively impact virtually every industry including consumer discretionary spending businesses such as ours. The compensation committee recognizes that in some circumstances it may be advisable to establish and pay discretionary bonuses in order to reward NEOs for managing the business during unusual circumstances or difficult economic conditions. For example, in a situation where at the beginning of a fiscal year there was believed to be a wide range of possible financial outcomes, this variability may make it difficult to set targets for short-term cash-based incentives. Accordingly, at the end of the fiscal year the compensation committee retains the discretion to award a bonus if the NEOs were able to achieve meaningful results during the fiscal year. We may also award discretionary cash bonuses from time to time in order to attract and retain key NEOs. The intention is to pay such bonuses rarely if and only if other elements of the executive pay system do not respond to outstanding achievements clearly pursued and delivered in the interests of our shareholders. The compensation committee evaluates the below criteria in determining whether to award a bonus, including:

- current environment and current year performance,

- comparison of performance to peer group,

- cash and working capital position, and

- comparison to the incentive metrics of net sales, product margin and operating profit had the short-term cash-based incentive program been in place.

For fiscal 2022, the compensation committee did not elect to make any discretionary bonuses.

Long-Term Equity Incentives

The compensation committee uses long-term equity incentives as a significant component of total compensation consistent with the culture and compensation philosophy. The compensation committee continues to believe in the importance of equity compensation for all executive officers and issues equity incentives broadly through the management population.

Additionally, because we do not have a pension or a supplemental executive retirement plan, we believe our executives should plan for their retirement substantially through potential wealth accumulation from equity gains.

Long-term equity incentive awards are determined through a combination of the Company's performance, execution of our total compensation strategy of rewarding executives and providing a foundation for wealth building. Our stock option awards generally have a ten-year term and typically vest 25% per year. Our restricted stock awards generally vest 33% per year.

The compensation committee met in March 2022 and considered the performance of the Company, its overall compensation strategy and the level of equity grants to align the NEOs with shareholders. Based on the compensation committee's deliberations, the following equity incentive awards were granted:

Executive Officer	Restricted Stock Grants	Stock Option Grants
Thomas D. Campion, Chairman of the Board	—	—
Richard M. Brooks, Chief Executive Officer and Director	—	—
Christopher C. Work, Chief Financial Officer	5,190	10,568
Troy R. Brown, President North America	10,318	21,011
Chris K. Visser, Chief Legal Officer and Secretary	3,707	7,549
Adam C. Ellis, President International	4,448	9,058

The compensation committee believes the levels of grants are appropriate, consistent with its compensation strategy and provide a meaningful alignment of the NEOs with the Company's shareholders.

Equity Grant Timing Practices. All stock options granted at Zumiez have an exercise price equal to the closing market price of our stock on the grant date. Regular annual grants for employees are approved at the March compensation committee and board meetings, and the grant date for such annual grants is generally the second business day *after* the later to occur of the following: the public release of fiscal year-end earnings or the filing of the annual report on Form 10-K covering the fiscal year period. In cases when the filing of the annual report on Form 10-K is scheduled to occur more than three business days after the public release of fiscal year-end earnings, then the grant date of annual grants may occur on the second business day after the public release of fiscal year-end earnings provided that the grant date does not occur less than four business days before the filing of the annual report on Form 10-K.The grants are approved as formulas based on a specified dollar amount and approved dilution percentages; the number of shares and exercise price for each option grant are determined based on the closing market price of our stock on the grant date, and the number of shares for each restricted stock grant is determined by dividing the dollar amount by the closing market price of our stock on the grant date. The board gives the CEO the ability to grant a small number of equity awards for the current fiscal year at the March board meeting for new hires and promotions.

Who is Involved in Compensation Decisions for NEOs

The role of the compensation committee—The compensation committee oversees and governs the compensation of the NEOs. The compensation committee is currently composed of four independent outside directors. Its top priority is aligning the interests of the NEOs with those of shareholders and motivating them in the most effective manner possible to create maximum long-term shareholder value. The compensation committee's responsibilities are to:

- Establish and articulate the philosophy, rationale and strategy for compensating all NEOs.

- Approve and oversee group and individual compensation plans designed to fulfill our philosophy and strategy.

- Develop, recommend and justify to the board all compensation decisions and actions for the CEO.

- Review and approve all compensation decisions and actions for other NEOs.

- Review and approve any up-front performance measures, goals, standards, weightings and formulas that may be used to determine future conditional awards for NEOs.

- Ensure the ongoing success of our compensation program for NEOs by seeking, pursuing, evaluating and implementing improvements.

- Review total compensation compared to compensation opportunities and practices in the competitive market for executive talent.

- Evaluate the enterprise risk associated with all forms of compensation.

- Appoint, determine the funding for, and oversee the independent compensation consultant.

The role of NEOs—The NEOs, and in particular the CEO, provide and explain information requested by the compensation committee and are present at compensation committee meetings as requested by the compensation committee. The NEOs are not present during deliberations or determination of their respective compensation. On behalf of the compensation committee, the CEO has the following specific responsibilities:

- Develop, recommend and justify, to the compensation committee, compensation decisions and actions for NEOs other than the CEO.

- Develop, recommend and justify, to the compensation committee, any up-front performance measures, goals, standards, weightings and formulas that may be used to determine future conditional awards for the compensation program for NEOs.

- Report, to the compensation committee, experiences with the compensation program for NEOs and present any perceived opportunities for improvement.

- Communicate appropriate information about the compensation committee's actions and decisions to the other NEOs.

The role of external advisors—At the compensation committee's discretion, it may engage and consult with external advisors as it determines necessary to assist in the execution of its duties. External advisors have the following responsibilities:

- Provide research, analysis and expert opinions, on an as-requested basis, to assist the compensation committee in education, deliberations and decision-making.

- Maintain independence from our management.

- Interact with members of management only with the approval of the chair of the compensation committee.

All external advisors are engaged directly by the compensation committee and independently of the management of the Company.

The compensation committee periodically engages a compensation consultant to work with the compensation committee on its compensation deliberations. During fiscal 2022, the compensation committee asked Meridian Compensation Partners, as the independent consultation to the committee, to provide an assessment of compensation levels and advise the compensation committee on compensation strategies based on a market analysis taking into account recruiting goals, and retaining and motivating talent to build shareholder value. The compensation committee and the Company believe the compensation consultant is independent of Zumiez and our management.

Our Chief Legal Officer and Secretary also supports the compensation committee in its work.

The Compensation Decision-making Process

The compensation committee gathers together information to help it assess compensation for the NEOs, including:

- Tally sheets—We use tally sheets for each of the NEOs to summarize the significant components of compensation, including base salary, short-term cash based incentives, bonuses, and equity incentives. The tally sheets are compared to targeted total compensation.

- Competitive compensation analysis—At the compensation committee's direction, the compensation consultant developed and delivered analysis of competitive compensation for each NEO position. The focus was on a representative benchmarking peer group to reflect the competitive market for executive talent. The benchmarking peer group was developed using industry, revenue and retail segment screening criteria to identify the peer group, which included Abercrombie & Fitch, American Eagle Outfitters, Buckle, Cato Corp, Citi Trends, Duluth Holdings, Five Below, Genesco, Hibbett Sports, Lands' End, Sportsman's Warehouse Holdings, Tilly's, Urban Outfitters, and Vera Bradley. Analysis was performed using publicly-available information on executive pay levels compiled from the most recently available proxy statements of publicly-held companies. The compensation consultant provided expert opinions and conclusions to the compensation committee about targets for base salary, short-term cash based incentives and long-term equity incentives for our NEO roles. The committee used this information to ensure that our stated philosophy and strategy for aligning executive compensation opportunities with the competitive market has been and continues to be fulfilled.

- Fiscal 2022 results—The compensation committee has access to fiscal 2022 operating plans and budgets as approved by the board of directors in March 2022. Management updates the compensation committee and the board on actual performance compared to budgets and summarizes for the compensation committee how the Company and the NEOs performed against the performance targets.

- Fiscal 2023 operating and financial plans—The compensation committee also receives the operating plan and budgets for fiscal 2023 as approved by the Company's board of directors. The compensation committee uses this information to help establish performance targets for the upcoming fiscal year.

- Audited results—The compensation committee reviews the final audited results to confirm that performance targets were achieved. No incentive awards are made until audited results are received by the board.

- Performance of peer retailers—The compensation committee requests that management prepare a schedule comparing our performance, including comparable sales growth, operating income and earnings per share, for the last five fiscal years to the above stated peer group. All of the information for these retailers was summarized from publicly available data. The compensation committee compares our relative performance as an additional data point understanding that all of these companies are larger and may have significantly different business models with significantly different growth profiles.

- Evaluations—The compensation committee receives a self-evaluation and confidential upward evaluations of the CEO and summary evaluations of the remaining NEOs. The compensation committee chair solicits the full membership of the board for feedback on the CEO's performance and prepares the CEO's annual evaluation for review by the full compensation committee.

The compensation committee thoroughly and systematically reviews and discusses all information submitted. It asks management to clarify and supplement as appropriate. The committee then works with its consultant to determine fair and competitive compensation awards and opportunities for each of the NEOs.

The compensation committee currently structures the NEO compensation program to:

- Provide conservative (40th percentile) base salary opportunities against the Company's competitive market for executive compensation talent.

- Establish average (50th percentile) total cash compensation opportunities (base salary, bonus and Short-Term Cash Based Incentives) against the competitive market.

- Provide long-term equity-based awards at the 50th percentile when compared to competitive practices for comparable roles. In the case of our Chairman and our CEO who beneficially own 5.1% and 13.0% of the Company, respectively, the compensation committee has concluded that each executive owns a sufficient amount of equity to align them with the long-term interests of shareholders. Because of this, neither our Chairman nor our CEO has received equity grants since before the Company's initial public offering.

The compensation committee evaluates this approach to total direct compensation on an annual basis to best maintain alignment of the interests of NEO's with the long-term economic interests of shareholders, given the maturity, complexity and size of the business. Included is a thorough review of the approach to the Chairman and CEO, where the committee reserves the right to provide additional equity-based awards to the incumbents if it determines doing so is in the best interests of shareholders and/or is needed to best reflect competitive practices.

During its deliberations, the compensation committee also considers:

- Long-term wealth accumulation—the accumulated wealth from previous equity incentives granted to each NEO.

- Internal pay equity—the relationship between the compensation of our CEO and the other NEOs, as well as staff at-large.

There is discretion inherent in the compensation committee's role of establishing compensation for the NEOs. The compensation committee has attempted to minimize discretion by focusing on the three objective financial measures it considers to be the long-term drivers of the Company's business: net sales, product margin and operating profit. These performance measures have historically been used to determine the short-term cash based incentives and are also key considerations in determining changes to base salary and long-term equity incentive awards. Some discretion is used by the compensation committee in evaluating the qualitative performance of the NEOs in determining base salary adjustments and payment of discretionary bonuses. Some discretion is also used in the granting of long-term equity incentive awards to help NEOs build wealth through ownership of Zumiez stock. However, in all of these uses of discretion the compensation committee is also governed by the overall compensation philosophy; and, is guided by explicit competitive targets and ranges of reasonableness.

In making its final decisions, the committee works to ensure that all outcomes are thoroughly justifiable and defensible as well as fair and effective from all critical perspectives: those of the full board, shareholders, objective external experts and the NEOs themselves.

Advisory Vote on Executive Compensation. The shareholders of the Company are provided the opportunity to provide an advisory vote on the Company's executive compensation every three years, including at the 2023 annual meeting of shareholders. At the last such vote in June 2020 the shareholders of the Company approved the Company's executive compensation in an advisory vote with 98.3% of the votes being cast in favor of the Company's executive compensation. The compensation committee viewed this vote as strong support for its executive compensation decisions and policies and, accordingly, it did not consider making changes to its executive compensation decisions and policies in response to the 2020 advisory shareholder vote.

Enterprise Risk and Compensation

The compensation committee considers all facets of the NEOs compensation structure and believes it appropriately balances the drive for financial results and risks to the Company. The compensation committee aligns executive compensation with shareholder interests by placing a majority of total compensation "at risk," and increasing the amount of pay that is "at risk" as the executives achieve higher levels of performance. "At risk" means the executive will not realize value unless performance goals are attained. The short-term incentives are tied to easily measurable financial metrics that the compensation committee believes are consistent, transparent and drive shareholder value; that is, net sales, product margin and operating profit. The majority of the long-term based compensation vests over several years and is not tied to specific financial metrics. By combining annual cash incentives tied to short-term financial performance along with the majority of the NEOs long-term wealth creation tied to stock performance, the compensation committee believes an appropriate balance exists between rewarding performance without excessive risk taking. In addition the compensation committee believes the short-term incentives in place that are tied to financial performance do not provide excessive risk to the Company as they are capped at no more than 250% of base pay for our CEO, 130% for our Chairman of the Board, 150% for our Chief Financial Officer, 140% for our President North America, 130% for our Chief Legal Officer and Secretary and 120% for our President International. The compensation committee believes that the overall executive compensation policy contains less than a 'reasonable likelihood' of material risk.

Employment Agreements

None of our U.S. employees have an employment agreement and all U.S. employees are "at will."

Tax and Accounting Implications

Accounting Treatment. We recognize a charge to earnings for accounting purposes for equity awards over their vesting period. We expect that the compensation committee will continue to review and consider the accounting impact of equity awards in addition to considering the impact for dilution and overhand when deciding on amounts and terms of equity grants.

Taxation of Parachute Payments and Deferred Compensation. We do not provide and have no obligation to provide any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Section 280G, 4999, or 409A of the Code. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceed certain limits prescribed by the Code, and that the employer may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also may impose significant taxes on a service provider in the event that he or she receives deferred compensation that does not comply with the requirements of Code Section 409A. We have structured our compensation arrangements with the intention of complying with or otherwise being exempt from the requirements of Code Section 409A. Our 2014 Equity Incentive Plan provides that it shall be interpreted and administered to the extent necessary to comply with or effectuate an exemption from the requirements of Code Section 409A.

Advisory Vote on Executive Compensation

We are providing the Company's shareholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers at our 2023 annual meeting of shareholders. Please see Proposal 2 – Advisory Vote on Executive Compensation. As noted above under the section heading "The Compensation Decision-making Process". The result of the prior advisory shareholder vote at our 2020 annual meeting of shareholders was 98.3% of votes cast approved the compensation of our named executive officers.

Additionally, we are providing the Company's shareholders with the opportunity to indicate their preference on how frequently we should seek an advisory vote on the compensation of our named executive officers, with the option for every "1 Year," every "2 Years," or every "3 Years." The result of the prior advisory vote at our 2017 annual meeting of shareholders was 66.0% of votes cast were in favor of an advisory vote on executive compensation every three years. Based on the board of directors' recommendation for a frequency of three years and the voting results with respect to the frequency of future advisory votes on executive compensation, the board of directors determined that it would include in the annual shareholder meeting proxy materials a shareholder vote on executive compensation every three years until the next required vote on frequency of advisory votes on executive compensation, which we are providing the opportunity to vote on at our 2023 Annual Meeting of Shareholders. Please see Proposal 3 – Advisory Vote on The Frequency of an Advisory Vote on Executive Compensation.

CEO/Median Employee Pay Ratio

We believe in delivering quality employment experiences at all levels within the Company. In that regard, every year we create thousands of career opportunities for individuals who are just beginning their professional careers and who are driven to develop new skills in an environment centered around teaching and learning. Many of these opportunities are provided to our part-time sales associates, who on average are approximately 19 years of age, and are often furthering their career through concurrent education and/or additional employment opportunities.

The median employee was identified by calculating fiscal year taxable income for each of our 9,159 employed individuals, excluding our CEO, on January 28, 2023. All employees located in North America and Europe were included in the calculation. A *de minimis* number of non-U.S. employees, approximately 206 located in Australia, were excluded. Additionally, any earnings paid to employees in a foreign currency were converted to U.S. dollars using the applicable exchange rates on the date listed above. To help assure an accurate representation of the median employee, earnings for regular employees employed for less than one year were annualized based on their individual average earnings to date.

For fiscal 2022, we identified our median employee to be a part-time Sales Associate in one of our U.S. stores, whose annual compensation was $9,207. As stated in the "Total" column in the Summary Compensation Table, our CEO's total compensation for fiscal 2022 was $740,487. As a result, we estimate our CEO to median employee pay ratio to be 80:1.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mr. Bailey, Mr. Louden and Mr. Murphy served as members of the compensation committee during fiscal 2022. Mr. Murphy served as a member of the compensation committee since June 1, 2022. Ms. Holmes served as a member of the compensation committee during fiscal 2022 up through June 1, 2022. No member of the compensation committee was at any time during fiscal 2022 or at any other time an officer or employee of Zumiez, and no member had any relationship with Zumiez requiring disclosure as a related-person in the section "Certain Relationships and Related Transactions." No executive officer of Zumiez has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our board of directors or compensation committee during fiscal 2022.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The compensation committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

Scott A. Bailey, Chairperson
Steven P. Louden
James P. Murphy

The compensation committee report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other filing under the Securities Act of 1933, or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates the compensation committee report by reference therein.

PROPOSAL 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are providing the Company's shareholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion contained in this proxy statement.

As described in the section entitled, "Compensation Discussion and Analysis," our executive compensation programs are designed to attract, retain, align, motivate and reward executives capable of understanding, committing to, maintaining and enhancing the Zumiez culture; and, with culture as a centerpiece of our competitive advantage, establishing and accomplishing business strategies and goals that we believe makes the Company an attractive investment for shareholders. As a result, our compensation programs are designed to be externally competitive, reward performance, be fair and consistent, drive long-term shareholder thinking, be an effective blend of guaranteed and at-risk components and for at-risk components, be an effective blend between short-term and long-term. Furthermore, our compensation committee does not use supplemental executive benefits and perquisites that are generally not also made available to our employees.

We are presenting this proposal, which gives our shareholders, the opportunity to endorse or not endorse our executive compensation programs through an advisory vote on the following resolution:

> "Resolved, that the shareholders approve, on an advisory basis, the compensation of our named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative disclosure, contained in this proxy statement."

This vote is advisory, and therefore not binding on the Company, the compensation committee or our board of directors. Our board of directors and our compensation committee value the opinions of our shareholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our shareholders' concerns and the compensation committee will evaluate whether any actions are necessary to address those concerns. In addition, the non-binding advisory votes described in this Proposal 2 will not be construed as (1) overruling any decision by the Company, the board of directors, or the compensation committee relating to the compensation of the named executive officers, or (2) creating or changing any fiduciary duties or other duties on the part of the board of directors, or any committee of the board of directors, or the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS AS DISCLOSED PURSUANT TO ITEM 402 OF REGULATION S-K, INCLUDING THE COMPENSATION DISCUSSION AND ANALYSIS, COMPENSATION TABLES AND NARRATIVE DISCUSSION CONTAINED IN THIS PROXY STATEMENT

PROPOSAL 3

ADVISORY VOTE ON THE FREQUENCY OF AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

In addition to providing an advisory vote on executive compensation, we are providing the Company's shareholders with the opportunity to indicate their preference on how frequently we should seek an advisory vote on the compensation of our named executive officers. Shareholders have the option to vote for every "1 Year," every "2 Years," every "3 Years" or abstain.

After careful consideration, the board of directors believes that a frequency of every three years for the advisory vote on executive compensation is the optimal interval. The board of directors believes that holding an advisory vote every three years complements the goal to create a compensation program that enhances long-term shareholder value. As discussed in the section entitled, "Compensation Discussion and Analysis," a significant component of our compensation program is long-term equity incentives. A vote every three years will provide shareholders with the ability to evaluate our compensation program over a period of time similar to the periods associated with our long-term equity incentive compensation. Additionally, a three-year period of time will allow for our compensation committee and board of directors sufficient time to analyze the results of the advisory vote in comparison to the Company's performance and implement necessary changes. The compensation committee also believes this time horizon will allow the board of directors to engage with shareholders to better understand and respond to vote results. Management actively dialogues with investors and an advisory vote on executive compensation every three years will enhance shareholder communication by providing another avenue to obtain information on investor sentiment about our executive compensation philosophy, policies and procedures. The board of directors believes the Company manages its business and investments to yield sustainable long-term results that are above competitors and that there is a correlation between earnings, stock price and total compensation.

While this vote is advisory, and therefore not binding on the Company, the compensation committee and our board of directors strongly value the opinions of our shareholders and plan to adopt the frequency that the majority of shareholders indicate as their preference. While the board of directors is in favor of a shareholder advisory vote on the compensation of our named executive officers every three years, you may choose to vote in favor of any of three alternatives, i.e. having a shareholder advisory vote on executive compensation ever "1 Year," every "2 Years" or every "3 Years" (or you may abstain from voting on this matter). You are not being asked to vote for or against the board's recommendation of having a shareholder advisory vote every three years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR A FREQUENCY OF <u>3 YEARS</u> AS THE SHAREHOLDERS' PREFERENCE FOR THE FREQUENCY FOR ADVISORY VOTES ON THE APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

Summary Compensation Table

The following table shows all compensation for fiscal 2022, 2021 and 2020 awarded to, earned by, or paid to our CEO, our CFO and our other named executive officers.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (5)	All Other Compensation ($) (6)	Total ($)
Thomas D. Campion	2022	335,033	—	—	—	—	4,986	340,019
Chairman of the Board	2021	335,033	—	—	—	408,959	14,262	758,254
	2020	335,033	217,000	—	—	—	11,573	563,606
Richard M. Brooks	2022	735,000	—	—	—	—	5,487	740,487
Chief Executive Officer	2021	735,000	—	—	—	1,725,515	13,952	2,474,467
and Director	2020	735,000	918,000	—	—	—	11,205	1,664,205
Christopher C. Work	2022	453,000	—	209,987	209,986	—	3,708	876,681
Chief Financial Officer	2021	452,750	—	174,987	174,985	638,089	10,027	1,450,838
	2020	440,000	308,000	159,997	160,000	—	7,948	1,075,945
Troy R. Brown	2022	561,691	—	417,466	417,489	—	5,242	1,401,888
President North America	2021	545,692	—	417,486	417,496	656,662	13,697	2,051,033
	2020	530,000	452,000	399,993	400,000	—	10,940	1,792,933
Chris K. Visser	2022	377,788	—	149,985	149,999	—	4,930	682,702
Chief Legal Officer	2021	366,788	—	149,976	149,981	379,097	13,476	1,059,318
and Secretary	2020	356,000	196,000	139,984	140,000	—	10,709	842,692
Adam C. Ellis	2022	427,000	—	179,966	179,982	—	461,523 (7)	1,248,471
President International	2021	425,750	124,067	449,974	149,981	133,247	233,316 (7)	1,516,335
	2020	414,000	207,000	149,990	149,996	—	395,738 (7)	1,316,724

(1) This column represents the base salary earned during fiscal 2022, 2021 and 2020. We use a fiscal calendar consisting of a 52- or 53-week period ending on the Saturday closest to January 31 with an extra week added to the fourth quarter every five or six years. Fiscal 2022, 2021 and 2020 were 52-week fiscal years.

(2) This column represents the bonus compensation awarded to NEOs during fiscal 2022, 2021 and 2020 and paid in early fiscal 2023, 2022 and 2021, respectively. For additional information on the amount related to bonus compensation, see the previous discussion in the Compensation Discussion and Analysis entitled "Bonus."

(3) This column represents the aggregate grant-date fair value of restricted stock awards calculated in accordance with FASB ASC Topic 718, excluding the impact of estimated forfeitures related to service based vesting conditions. For assumptions used in determining these values, please see Note 2 (listed under Stock-Based Compensation) in the Notes to Consolidated Financial Statements in our fiscal 2022, 2021 and 2020 Form 10-K. Information regarding the restricted stock awards granted to the NEOs during fiscal 2022 is set forth in the Grants of Plan-Based Awards Table on a grant-by-grant basis.

(4) This column represents the aggregate grant-date fair value of stock option awards calculated in accordance with FASB ASC Topic 718, excluding the impact of estimated forfeitures related to service based vesting conditions. For assumptions used in determining these values, please see Note 2 (listed under Stock-Based Compensation) in the Notes to Consolidated Financial Statements in our fiscal 2022, 2021 and 2020 Form 10-K. Information regarding the stock option awards granted to our NEOs during 2022 is set forth in the Grants of Plan-Based Awards Table on a grant-by-grant basis.

(5) The amounts set forth in this column were earned during fiscal 2021 and paid in early fiscal 2022 to each of the NEOs under our executive Short-Term Cash Based Incentives. For additional information on the determination of the amounts related to Non-Equity Incentive Plan Compensation, see the previous discussion in the Compensation Discussion and Analysis entitled, "Short-Term Cash Based Incentives." Information regarding the threshold, target and maximum estimated future payouts under non-equity incentive plan awards is set forth in the Grants of Plan-Based Awards Table.

(6) All other compensation includes 401(k) employer match contributions and company paid life insurance premiums.

(7) In fiscal 2017, Mr. Ellis relocated to Austria at our request and received international assignment-related benefits, including housing-related expenses and tax equalization. In fiscal 2022, he received $388,149 in tax equalization payments, $49,957 in housing-related benefits, and $13,340 in other assignment related benefits. In fiscal 2021, he received $226,549 in tax equalization payments. In fiscal 2020, he received $96,559 in housing-related benefits, $34,728 in other assignment-related costs, and $256,615 in tax equalization payments. The tax-equalization payments are intended to place Mr. Ellis in a similar net tax position as a similarly compensated employee in the United States.

Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to the NEOs in fiscal 2022. In the columns described as Estimated Future Payouts Under Non-Equity Incentive Plan Awards, this table quantifies potential awards under the executive short-term cash based incentives plan discussed previously.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#) (3)	Exercise or Base Price of Option Awards ($) (4)	Grant Date Fair Value of Stock and Option Awards ($) (5)
		Threshold ($)	Target ($)	Maximum ($)				
Thomas D. Campion .... Chairman of the Board		108,875	217,750	435,500	—	—	—	—
Richard M. Brooks .... Chief Executive Officer and Director		459,375	918,750	1,837,500	—	—	—	—
Christopher C. Work .... Chief Financial Officer	3/14/2022	169,875	339,750	679,500	5,190			209,987
	3/14/2022					10,568	40.46	209,986
Troy R. Brown .... President North America	3/14/2022	196,700	393,400	786,800	10,318			417,466
	3/14/2022					21,011	40.46	417,489
Chris K. Visser................................ Chief Legal Officer and Secretary	3/14/2022	122,850	245,700	491,400	3,707			149,985
	3/14/2022					7,549	40.46	149,999
Adam C. Ellis................................ President International.............	3/14/2022	128,100	256,200	512,400	4,448			179,966
	3/14/2022					9,058	40.46	179,982

(1) These columns show what the potential payout for each NEO was under the executive short-term cash based incentives for fiscal 2022 if the threshold, target or maximum goals were satisfied for all performance measures. The short-term cash-based incentive was approved in March 2022. Please refer to the discussion in the Compensation Discussion and Analysis entitled, "Short-Term Cash Based Incentives" and the Summary Compensation Table for amounts earned by the NEOs in fiscal 2022.

(2) This column shows the number of shares of restricted stock granted in fiscal 2022 to the NEOs. The restricted stock awards vest over a three-year period in equal annual installments beginning on the first anniversary date of the grant. Please refer to the discussion in the Compensation Discussion and Analysis entitled, "Long-Term Equity Incentives." Information on the aggregate grant-date fair value of restricted stock awards is set forth in the Summary Compensation Table.

(3) This column shows the number of stock options granted in fiscal 2022 to the NEOs. These stock options vest over a four-year period in equal annual installments beginning on the first anniversary date of the grant. Please refer to the discussion in the Compensation Discussion and Analysis entitled, "Long-Term Equity Incentives." Information on the aggregate grant-date fair value of stock option awards is set forth in the Summary Compensation Table.

(4) This column shows the exercise price for the stock options granted, which was the closing price of the Company's stock on the grant date indicated.

(5) This column represents the aggregate grant-date fair value of restricted stock and stock option awards calculated in accordance with FASB ASC Topic 718, excluding the impact of estimated forfeitures related to service based vesting conditions. For assumptions used in determining these values, please see Note 2 (listed under Stock-Based Compensation) in the Notes to Consolidated Financial Statements in our fiscal 2022 Form 10-K. These amounts reflect the Company's accounting expense for these stock option and restricted stock awards to be recognized over the vesting period of the grants, and do not correspond to the actual value that will be recognized by the NEO.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of stock option awards and restricted stock awards for the NEOs at January 28, 2023. This table includes unexercised and unvested stock options and restricted stock awards. The vesting schedule for each grant of stock options and restricted stock awards is shown in the footnotes to this table. The market value of the restricted stock awards is based on the closing market price of our stock on January 28, 2023, which was $25.75.

	Option Awards				Stock Awards	
Name	**Number of Securities Underlying Unexercised Options Exercisable (#)**	**Number of Securities Underlying Unexercised Options Unexercisable (#)**	**Options Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock that Have Not Vested ($)**
Thomas D. Campion Chairman of the Board	—	—	—	—	—	—
Richard M. Brooks Chief Executive Officer and Director	—	—	—	—	—	—
Christopher C. Work Chief Financial Officer	3,011 (1)	—	38.57	3/16/2025	—	—
	2,699 (3)	—	23.40	3/19/2028	—	—
	3,133 (4)	3,133	24.54	3/18/2029	—	—
	4,662 (5)	9,324	18.60	3/16/2030	—	—
	1,928 (6)	5,784	45.31	3/15/2031	—	—
	— (7)	10,568	40.46	3/14/2032	—	—
	—	—	—	—	2,867 (10)	73,825
	—	—	—	—	2,574 (12)	66,281
	—	—	—	—	5,190 (15)	133,643
Troy R. Brown President North America	8,915 (1)	—	38.57	3/16/2025	—	—
	7,078 (2)	—	17.70	3/13/2027	—	—
	25,906 (3)	—	23.40	3/19/2028	—	—
	23,496 (4)	7,832	24.54	3/18/2029	—	—
	23,310 (5)	23,310	18.60	3/16/2030	—	—
	4,600 (6)	13,800	45.31	3/15/2031	—	—
	— (7)	21,011	40.46	3/14/2032	—	—
	—	—	—	—	9,302 (8)	239,527
	—	—	—	—	7,168 (10)	184,576
	—	—	—	—	6,142 (12)	158,157
	—	—	—	—	10,318 (15)	265,689
Chris K. Visser Chief Legal Officer and Secretary	— (4)	2,611	24.54	3/18/2029	—	—
	— (5)	8,159	18.60	3/16/2030	—	—
	1,652 (6)	4,958	45.31	3/15/2031	—	—
	— (7)	7,549	40.46	3/14/2032	—	—
	—	—	—	—	2,508 (10)	64,581
	—	—	—	—	2,206 (12)	56,805
	—	—	—	—	3,707 (15)	95,455
Adam C. Ellis President International	4,371 (5)	8,741	18.60	3/16/2030	—	—
	1,652 (6)	4,958	45.31	3/15/2031	—	—
	— (7)	9,058	40.46	3/14/2032	—	—
	—	—	—	—	3,877 (9)	99,833
	—	—	—	—	2,688 (11)	69,216
	—	—	—	—	6,621 (13)	170,491
	—	—	—	—	2,206 (14)	56,805
	—	—	—	—	4,448 (16)	114,536

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(1) Options subject to this grant vest over a four-year period in equal annual installments beginning on the one-year anniversary of the grant date. The grant date was March 16, 2015.

(2) Options subject to this grant vest over a four-year period in equal annual installments beginning on the one-year anniversary of the grant date. The grant date was March 13, 2017.

(3) Options subject to this grant vest over a four-year period in equal annual installments beginning on the one-year anniversary of the grant date. The grant date was March 19, 2018.

(4) Options subject to this grant vest over a four-year period in equal annual installments beginning on the one-year anniversary of the grant date. The grant date was March 18, 2019.

(5) Options subject to this grant vest over a four-year period in equal annual installments beginning on the one-year anniversary of the grant date. The grant date was March 16, 2020.

(6) Options subject to this grant vest over a four-year period in equal annual installments beginning on the one-year anniversary of the grant date. The grant date was March 15, 2021.

(7) Options subject to this grant vest over a four-year period in equal annual installments beginning on the one-year anniversary of the grant date. The grant date was March 14, 2022.

(8) This restricted stock grant vest over a five-year period in varying annual installments beginning on the second grant date anniversary. The grant date was June 15, 2018.

(9) This restricted stock units grant vest over a five-year period in varying annual installments beginning on the second grant date anniversary. The grant date was June 15, 2018.

(10) This restricted stock grant vest over a three-year period in equal annual installments beginning on the grant date anniversary. The grant date was March 16, 2020.

(11) This restricted stock unit grant vest over a three-year period in equal annual installments beginning on the grant date anniversary. The grant date was March 16, 2020.

(12) This restricted stock grant vest over a three-year period in equal annual installments beginning on the grant date anniversary. The grant date was March 15, 2021.

(13) This restricted stock unit grant vest at the end of a three-year period beginning on the grant date. The grant date was March 15, 2021.

(14) This restricted stock unit grant vest over a three-year period in equal annual installments beginning on the grant date anniversary. The grant date was March 15, 2021.

(15) This restricted stock unit grant vest over a three-year period in equal annual installments beginning on the grant date anniversary. The grant date was March 14, 2022.

(16) This restricted stock unit grant vest over a three-year period in equal annual installments beginning on the grant date anniversary. The grant date was March 14, 2022.

Option Exercises and Stock Vested

The following table provides information for the NEOs on stock option exercises and on the vesting of other stock awards during fiscal 2022, including the number of shares acquired upon exercise or vesting and the value released before payment of any applicable withholding taxes and broker commissions.

| | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Valued Realized on Exercise (1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (2) ($)
Name				
Thomas D. Campion...	—	—	—	—
Chairman of the Board				
Richard M. Brooks	—	—	—	—
Chief Executive Officer and Director				
Christopher C. Work	—	—	6,193	264,516
Chief Financial Officer				
Troy R. Brown..	—	—	24,636	922,339
President North America				
Chris K. Visser	9,388	189,290	5,310	226,751
Chief Legal Officer and Secretary				
Adam C. Ellis	—	—	9,416	308,449
President International				

(1) The dollar amount realized upon exercise was calculated by determining the difference between the market price of the underlying shares of common stock at exercise and the exercise price of the stock options.

(2) The dollar amount realized upon vesting was calculated by applying the market price of the restricted stock shares on the vesting dates.

Pension Benefits

The Company does not maintain a defined benefit pension plan or supplemental pension plan.

Nonqualified Deferred Compensation

The Company does not maintain a nonqualified deferred compensation plan.

Potential Payments Upon Termination or Change in Control

Certain of the NEOs have unvested stock options and awards of restricted stock under the Company's 2014 Equity Incentive Plan, the vesting of which may accelerate in the event of a Change in Control (as defined below). The Company does not maintain a severance or separation plan, or any such individual plans, for its executive officers. Accordingly, except as described below, there are no agreements, arrangements or plans that entitle the Company's executive officers to enhanced benefits upon termination of their employment. The information below is a summary of certain provisions of these agreements and does not attempt to describe all aspects of the agreements. The rights of the parties are governed by the actual agreements and are in no way modified by the abbreviated summaries set forth in this proxy statement.

Double-Trigger Acceleration of Stock Award Vesting

The Company's 2014 Equity Incentive Plan has a double-trigger acceleration which provides that in the event of a Change in Control we do not accelerate vesting of awards that are assumed or replaced by the resulting entity after a change in control unless an employee employment is also terminated by the Company without cause or by the employee with good reason within one year of the change in control.

For purposes of the 2014 Equity Incentive Plan, "Change in Control" means:

(i) the consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization; or

(ii) the sale, transfer or other disposition of all or substantially all of the Company's assets.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

The following table shows the potential payments the NEOs could have received under these arrangements in connection with a Change in Control on January 28, 2023:

	Change in Control with Double Trigger Acceleration	
Executive Officer	Stock Option Vesting in Connection with a Change in Control (1)	Restricted Stock Vesting in Connection with a Change in Control (2)
Thomas D. Campion Chairman of the Board	$ —	$ —
Richard M. Brooks, Chief Executive Officer and Director	$ —	$ —
Christopher C. Work Chief Financial Officer	$ 70,458	$ 273,748
Troy R. Brown President North America	$ 176,143	$ 847,948
Chris K. Visser Chief Legal Officer and Secretary	$ 61,496	$ 216,841
Adam C. Ellis President International	$ 62,498	$ 510,880

---

(1) Represents the amount calculated by multiplying the number of in-the-money unvested options with respect to which the vesting would accelerate as a result of Change in Control under the circumstances of a double trigger acceleration as defined in the 2014 Equity Incentive Plan noted by the difference between the exercise price and the closing price of a share of common stock on the last trading day of fiscal 2022. The number of shares subject to unvested stock options and exercise prices thereof are shown previously in the Outstanding Equity Awards at Fiscal Year-End table.

(2) Represents the amount of unvested restricted stocks awarded with respect to which the vesting would accelerate as a result of a Change in Control under the circumstances of a double trigger acceleration as defined in the 2014 Equity Incentive Plan noted by the number of restricted stock shares unvested at the closing price of a share of common stock on the last trading day of fiscal 2022.

Death or Disability

The restricted stock awarded under the Company's 2014 Equity Incentive Plan provide that if a participant's employment is terminated by reason of death or disability (as defined in the 2014 Equity Incentive Plan), then unvested restricted stock awards would accelerate and immediately vest. Beginning in March 2020, the stock options awarded under the Company's 2014 Equity Incentive Plan provide that if a participant's employment is terminated by reason of death and disability (as defined in the 2014 Equity Incentive Plan), then unvested stock options would accelerate and immediately vest.

The value of the potential payments the NEOs that would have vested assuming a January 28, 2023 termination of employment due to death or disability was: Christopher C. Work, $340,415; Troy R. Brown, $1,014,614; Chris K. Visser, $275,178; and Adam C. Ellis, $573,378.

Pay Versus Performance Table

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between compensation actually paid to our Chief Executive Officer (CEO), Mr. Brooks, and other Named Executive Officers (NEOs) and certain financial performance metrics of the Company using a methodology that has been prescribed by the SEC.

Year	Summary Compensation Table Total for CEO	Compensation Actually Paid to CEO	Average Summary Compensation Table Total Compensation for Other NEOs	Average Compensation Actually Paid to Other NEOs	Cumulative Total Shareholder Return	Peer Group Cumulative Total Shareholder Return	Net Income ($ millions)	Net Sales ($ millions)	Product Margin	Operating Profit ($ millions)
					Value of Initial Fixed $100 Investment Based on:			Company Selected Measures		
2022	740,487	740,487	909,952	268,029	82.61	117.11	21.0	958.4	56.9%	31.1
2021	2,474,467	2,474,467	1,367,156	1,369,613	138.76	149.69	119.3	1,183.9	57.4%	157.8
2020	1,664,205	1,664,205	1,118,380	1,885,722	138.21	157.47	76.2	990.7	56.3%	96.9

The following amounts were deducted from or added to the amounts set forth in the Summary Compensation Table under the total compensation column in accordance with the SEC required adjustments to calculate Average Compensation Actually Paid to our non-CEO NEOs. The fair value of stock awards was determined using methodologies and assumptions developed in a manner substantively consistent with those used to determine the grant date fair value of such awards.

Prior FYE	2/1/2020	1/30/2021	1/29/2022
Current FYE	1/30/2021	1/29/2022	1/28/2023
Fiscal Year	2020	2021	2022
Average SCT Total for Other NEOs	1,118,380	1,367,156	909,952
- Grant Date Fair Value of Stock Awards Granted in Fiscal Year	(339,992)	(416,973)	(382,972)
+ Fair Value at Fiscal Year-End of Outstanding Unvested Stock Awards Granted in Fiscal Year	969,701	382,689	216,694
± Change in Fair Value of Outstanding Unvested Stock Awards Granted in Prior Fiscal Years	304,384	361	(421,041)
± Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(166,751)	36,380	(54,604)
Average Compensation Actually Paid to Other NEOs	**1,885,722**	**1,369,613**	**268,029**

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information concerning the Company's equity compensation plans at January 28, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (1)	317,000	$ 29.30	1,293,979
Equity compensation plans not approved by security holders (2)	—	—	—
Employee stock purchase plans approved by security holders (3)	—	—	42,385

(1) Equity compensation plans approved by shareholders includes the 2014 Equity Incentive Plan.

(2) The Company does not have any equity compensation plans that were not approved by the Company's shareholders.

(3) Employee stock purchase plans approved by shareholders include the 2014 Employee Stock Purchase Plan.

Report Of The Audit Committee Of The Board Of Directors

The audit committee operates under a written charter adopted by the Company's board of directors. The charter of the audit committee is available at http://ir.zumiez.com.

We have reviewed and discussed with management our consolidated financial statements as of and for the fiscal year ended January 28, 2023.

We have reviewed and discussed with management and the independent auditor management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent auditor's opinion about the effectiveness of the Company's internal control over financial reporting.

We have discussed with the independent auditor the matters required to be discussed by Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 16 (Communication with Audit Committees).

We have received and reviewed the written disclosures and the letter from our independent auditor required by applicable requirements of the PCAOB regarding the independent auditor's communications with the audit committee concerning independence, and have discussed with the independent auditor their independence.

Based on the reviews and discussions referred to previously, we recommended to our board of directors that the financial statements referred to previously be included in our Annual Report on Form 10-K.

THE AUDIT COMMITTEE

Steven P. Louden, Chairman
Travis D. Smith
Carmen R. Bauza

The audit committee report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other filing under the Securities Act of 1933, or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates the audit committee report by reference therein.

Fees Paid to Independent Registered Public Accounting Firm for Fiscal 2022 and 2021

The aggregate fees billed by Moss Adams LLP for professional services rendered for fiscal 2022 and fiscal 2021, are as follows:

	Fiscal 2022	Fiscal 2021
Audit fees (1)	$ 565,395	$ 529,917
Audit-related fees (2)	16,500	16,500
Total fees	$ 581,895	$ 546,417

(1) Audit fees include services and costs in connection with the audit of the consolidated annual financial statements of the Company and reviews of the interim condensed consolidated financial statements included in the Company's quarterly reports.

(2) Audit-related fees include additional services in connection with the audit of the Company's 401K plan.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The audit committee pre-approves all auditing services, internal control-related services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the "de minimis exception" (discussed below) for non-audit services that are approved by the audit committee prior to the completion of the audit. The audit committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full audit committee at its next scheduled meeting. The audit committee will evaluate whether any permitted non-audit services are compatible with maintaining the auditor's independence.

As discussed previously, all services of the auditor must be pre-approved by the audit committee except for certain services other than audit, review or attest services that meet the "de minimis exception" under 17 CFR Section 210.2-01, namely:

- the aggregate amount of fees paid for all such services is not more than 5% of the total fees paid by the Company to its auditor during the fiscal year in which the services are provided;

- such services were not recognized by the Company at the time of the engagement to be non-audit services; and

- such services are promptly brought to the attention of the audit committee and approved prior to the completion of the audit.

During fiscal 2022 and 2021, there were no services that were performed pursuant to the *"de minimis exception."*

PROPOSAL 4

APPROVAL OF THE ZUMIEZ INC. 2023 EQUITY INCENTIVE PLAN

The board of directors believes that the effective use of equity-based long-term incentive compensation is critical to its ability to attract and retain highly qualified persons to serve as officers, non-employee directors and key employees and to promote greater ownership in the Company by such individuals to align their interests more closely with the interests of the Company's shareholders. The Company's current long-term incentive plan will terminate as of May 24, 2024. The board of directors is seeking shareholder approval of the Zumiez Inc. 2023 Equity Incentive Plan (the "2023 Equity Incentive Plan") so that the Company can continue to offer appropriate equity-based incentives to its employees. The board of directors approved the 2023 Equity Incentive Plan on March 8, 2023, subject to shareholder approval at the annual meeting.

The board of directors recommends that shareholders vote "FOR" approval of the 2023 Equity Incentive Plan

If the 2023 Equity Incentive Plan is approved by shareholders, it will replace the Company's 2014 Equity Incentive Plan (the "Predecessor Plan"), which will be terminated as to new awards on the date of shareholder approval of the 2023 Equity Incentive Plan (the "Effective Date"). Outstanding awards under the Predecessor Plan will continue to be governed by the terms of the Predecessor Plan until exercised, settled, expired or otherwise terminated or canceled. If the 2023 Equity Incentive Plan is not approved by shareholders, the Company will not be able to make equity-based incentive awards under the Predecessor Plan after it expires in May 2024.

As of the Effective Date, the maximum number of shares available for issuance under the 2023 Equity Incentive Plan will be 2,419,354 shares, less one share for every share that was subject to an award granted under the Predecessor Plan after March 22, 2023 and prior to the Effective Date. The 2,419,354 shares reflect 915,539 shares that were available for issuance under the Predecessor Plan as of March 22, 2023 and 1,503,815 newly requested shares. In addition, shares subject to outstanding awards under the Predecessor Plan may become available for issuance under the 2023 Equity Incentive Plan to the extent such shares, as of March 22, 2023, are subject to outstanding awards under the Predecessor Plan but subsequently cease to be subject to such awards (other than by reason of exercise or settlement of the awards in shares).

Equity Grant Practices

Outstanding Equity Awards. As of March 22, 2023, there were 521,403 full-value awards (which consist of restricted stock and restricted stock units) issued and outstanding and 416,629 stock options outstanding under the Predecessor Plan. As of that date, the weighted average exercise price of our outstanding stock options was $27.23, and the weighted average contractual term for the outstanding stock options was 7.7 years. As of March 22, 2023, 915,539 shares of common stock were available for issuance under the Predecessor Plan (the only stock plan under with equity awards can currently be issued). As of March 22, 2023, there were 19,749,327 shares of common stock outstanding.

Dilution. Annual dilution from our equity compensation program is measured as the total number of shares subject to equity awards granted in a given year, less cancellations and other shares returned to the reserve that year, divided by total shares outstanding at the end of the year. Annual dilution from our equity compensation program for fiscal year 2022 was 1.10%. Overhang is another measure of the dilutive impact of equity programs. Existing overhang is equal to the number of shares subject to outstanding equity compensation awards divided by the total number of outstanding shares. As of March 22, 2023, the existing overhang under our Predecessor Plan is 4.7%. Total overhang is equal to the number of shares subject to outstanding equity compensation awards plus the number of shares available to be granted, divided by the total number of outstanding shares. As of March 22, 2023, the total overhang under our Predecessor Plan is 9.4%, and the additional 1,503,815 shares being requested under the 2023 Equity Incentive Plan would increase our overhang by 7.6% and would bring our aggregated total overhang to approximately 17%. Overhang percentages are based on approximately 19,749,327 shares of common stock outstanding as of March 22, 2023.

Burn Rate. Burn rate is a measure of the number of shares subject to equity awards that we grant annually, which helps indicate the life expectancy of our equity plans and is a measure of shareholder dilution. We determine our burn rate by dividing the aggregate number of shares subject to awards granted during the year by the weighted average number of shares outstanding during the year. Our three-year average burn rate is approximately 1.28%.

Fiscal Year	Options Granted	Full Value Shares Granted	Basic Weighted Average Common Shares Outstanding	Annual Burn Rate
2020	128,204	320,815	24,941,684	1.80%
2021	50,570	142,332	24,187,238	0.80%
2022	62,276	178,073	19,207,733	1.25%

The Company believes that its equity grant practices have been responsible and in the best interest of its shareholders. Based on a review of these historical grant practices, the board of directors believes the shares available for grant under the 2023 Equity Incentive Plan will be sufficient to cover future award granting activity for the next five to seven years. The Company also believes that the burn rates discussed above are below the median of the average burn rates of the Company's peer group. Additionally, prior purchases under our share repurchase program (as described in our Annual Report on Form 10-K) have enabled us to mitigate the dilutive effect of past awards under our equity plan. Notwithstanding circumstances not currently accounted for in our projections, such as significant market value fluctuations or acquisitions, the board of directors expects to continue to grant awards under the 2023 Equity Incentive Plan consistent with the Company's historic share utilization rates.

Key Features of the 2023 Equity Incentive Plan

The 2023 Equity Incentive Plan includes several features that will continue to protect the interests of our shareholders and that are sound corporate governance practices, including the following:

Limitation on terms of stock options and stock appreciation rights. The maximum term of each stock option and stock appreciation right, or SARs, is ten years.

Limitation on share counting. Shares surrendered for the payment of the exercise price or withholding taxes under stock options or stock appreciation rights may not again be made available for issuance under the 2023 Equity Incentive Plan.

No repricing or cash buyouts of stock options or stock appreciation rights. The 2023 Equity Incentive Plan prohibits the direct or indirect repricing or cash buyouts of options or stock appreciation rights without prior shareholder approval.

No discounted stock options or stock appreciation rights. The 2023 Equity Incentive Plan prohibits the granting of stock options or stock appreciation rights with an exercise price less than the fair market value of the common stock on the date of grant.

Clawback. Awards granted under the 2023 Equity Incentive Plan are subject to any then current compensation recovery or clawback policy of the Company that applies to awards under the 2023 Equity Incentive Plan.

Double-trigger change of control vesting. Under the 2023 Equity Incentive Plan we do not accelerate vesting of awards that are assumed or replaced by the resulting entity after a change in control unless an employee's employment is also terminated by the Company without cause or by the employee with good reason within one year of the change in control.

No Dividends on Unvested or Unearned Awards. We do not pay dividends or dividend equivalents on stock options, stock appreciation rights, restricted stock, restricted stock units or unearned performance shares.

Limit on Non-Employee Director Awards. The 2023 Equity Incentive Plan establishes an aggregate limit on the amount of equity compensation that may be paid to a non-employee director in any plan year of $300,000.

No Automatic Share Replenishment or "Evergreen" Provision. There is no evergreen provision pursuant to which the shares authorized for issuance under the 2023 Equity Incentive Plan can be automatically replenished.

Summary of the 2023 Equity Incentive Plan

The principal features of the 2023 Equity Incentive Plan are summarized below. The following summary of the 2023 Equity Incentive Plan does not purport to be a complete description of all of the provisions of the 2023 Equity Incentive Plan. It is qualified in its entirety by reference to the complete text of the 2023 Equity Incentive Plan, which is attached to this proxy statement as Annex A.

Eligibility

Awards may be granted under the 2023 Equity Incentive Plan to officers, employees, consultants and advisors of the Company and its affiliates and to non-employee directors of the Company. Incentive stock options may be granted only to employees of the Company or its subsidiaries. As of January 28, 2023, we employed approximately 2,600 full-time and approximately 6,800 part-time employees globally (though it is not our practice to grant long-term equity incentive awards to all employees) and we have six non-employee directors serving on the board of directors. Also, the Company does not have a practice of granting equity awards to its consultants and advisors, and at this time does not foresee changing that practice.

Administration

The 2023 Equity Incentive Plan may be administered by the board of directors, or by the compensation committee of the board of directors or its delegate (each referred to as the "Committee"). The Committee, in its discretion, selects the individuals to whom awards may be granted, the time or times at which such awards are granted, and the terms of such awards.

Number of Authorized Shares

The number of shares of common stock authorized for issuance under the 2023 Equity Incentive Plan is 2,419,354 million shares. The 2,419,354 shares reflect 915,539 shares that were available for issuance under the Predecessor Plan as of March 22, 2023 and 1,503,815 newly requested shares. In addition, as of the date of shareholder approval of the 2023 Equity Incentive Plan, any awards then outstanding under the Predecessor Plans will remain subject to and be paid under the Predecessor Plan and any shares then subject to outstanding awards under the Predecessor Plan that subsequently cease to be subject to such awards (other than by reason of exercise or settlement of the awards in shares) will automatically become available for issuance under the 2023 Equity Incentive Plan. As of March 22, 2023, 938,032 shares of common stock were subject to outstanding awards under the Predecessor Plan. A total of approximately 19,749,327 shares of the common stock were outstanding as of March 22, 2023. The shares of common stock issuable under the 2023 Equity Incentive Plan will consist of authorized and unissued shares.

If any award is canceled, terminates, expires or lapses for any reason prior to the issuance of shares or if shares are issued under the 2023 Equity Incentive Plan and thereafter are forfeited to the Company, the shares subject to such awards and the forfeited shares will not count against the aggregate number of shares of common stock available for grant under the 2023 Equity Incentive Plan. In addition, the following items will not count against the aggregate number of shares of common stock available for grant under the 2023 Equity Incentive Plan: (a) any award that is settled in cash rather than by issuance of shares of Common stock or (b) awards granted in assumption of or in substitution for awards previously granted by an acquired company. Shares tendered or withheld to pay the option exercise price or tax withholding will continue to count against the aggregate number of shares of common stock available for grant under the 2023 Equity Incentive Plan.

Limits on Awards to Non-employee Directors

No more than $300,000 may be granted in equity-based awards during any one year to a non-employee member of the board of directors, based on the grant date fair value for accounting purposes in the case of stock options or stock appreciation rights and based on the fair market value of the common stock underlying the award on the grant date for other equity-based awards.

Other Award Limitations

Subject to certain adjustments for changes in our corporate or capital structure described above, participants who are granted awards may not be granted stock options or stock appreciation rights for more than 1,000,000 shares in any calendar year or more than 500,000 shares for all share-based awards that are performance awards in any calendar year. The maximum dollar value granted to any participant pursuant to that portion of a cash award granted under the 2023 Equity Incentive Plan for any calendar year to any employee may not exceed $5 million for an annual incentive award and $5 million for all other cash-based awards.

Adjustments

If certain changes in the common stock occur by reason of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in stock, or other increase or decrease in the common stock without receipt of consideration by the Company, or if there occurs any spin-off, split-up, extraordinary cash dividend or other distribution of assets by the Company, the number and kind of securities for which stock options and other stock-based awards may be made under the 2023 Equity Incentive Plan shall be equitably adjusted by the Company. In addition, if there occurs any spin-off, split-up, extraordinary cash dividend or other distribution of assets by the Company, the number and kind of securities subject to any outstanding awards and the exercise price of any outstanding stock options or SARs shall be equitably adjusted by the Company.

Types of Awards

The 2023 Equity Incentive Plan permits the granting of any or all of the following types of awards:

Stock Options. Stock options entitle the holder to purchase a specified number of shares of common stock at a specified price (the exercise price), subject to the terms and conditions of the stock option grant. The Committee may grant either incentive stock options, which must comply with Code Section 422, or nonqualified stock options. The Committee sets exercise prices and terms, except that stock options must be granted with an exercise price not less than 100% of the fair market value of the common stock on the date of grant (excluding stock options granted in connection with assuming or substituting stock options in acquisition transactions). As of March 22, 2023, the closing sales prices of the common stock on the Nasdaq Global Select Market was $17.92 per share. Unless the Committee determines otherwise, fair market value means, as of a given date, the closing price of the common stock. At the time of grant, the Committee determines the terms and conditions of stock options, including the quantity, exercise price, vesting periods, term (which cannot exceed ten years) and other conditions on exercise.

Stock Appreciation Rights. The Committee may grant SARs, as a right in tandem with the number of shares underlying stock options granted under the 2023 Equity Incentive Plan or as a freestanding award. Upon exercise, SARs entitle the holder to receive payment per share in stock or cash, or in a combination of stock and cash, equal to the excess of the share's fair market value on the date of exercise over the grant price of the SAR. The grant price of a tandem SAR is equal to the exercise price of the related stock option and the grant price for a freestanding SAR is determined by the Committee in accordance with the procedures described above for stock options. Exercise of an SAR issued in tandem with a stock option will reduce the number of shares underlying the related stock option to the extent of the SAR exercised. The term of a freestanding SAR cannot exceed ten years, and the term of a tandem SAR cannot exceed the term of the related stock option.

Restricted Stock, Restricted Stock Units and Other Stock-Based Awards. The Committee may grant awards of restricted stock, which are shares of common stock subject to specified restrictions, and restricted stock units, which represent the right to receive shares of the common stock in the future. These awards may be made subject to repurchase, forfeiture or vesting restrictions at the Committee's discretion. The restrictions may be based on continuous service with the Company or the attainment of specified performance goals, as determined by the Committee. Stock units may be paid in stock or cash or a combination of stock and cash, as determined by the Committee. The Committee may also grant other types of equity or equity-based awards subject to the terms of the 2023 Equity Incentive Plan and any other terms and conditions determined by the Committee.

Performance Awards. The Committee may grant performance awards, which entitle participants to receive a payment from the Company, the amount of which is based on the attainment of performance goals established by the Committee over a specified award period of not less than one year. Performance awards may be denominated in shares of common stock or in cash and may be paid in stock or cash or a combination of stock and cash, as determined by the Committee. Performance awards include annual incentive awards.

No Repricing

Without shareholder approval, the Committee is not authorized to (a) lower the exercise or grant price of a stock option or SAR after it is granted, except in connection with certain adjustments to our corporate or capital structure permitted by the 2023 Equity Incentive Plan, such as stock splits, (b) take any other action that is treated as a repricing under generally accepted accounting principles or (c) cancel a stock option or SAR at a time when its exercise or grant price exceeds the fair market value of the underlying stock, in exchange for cash, another stock option or SAR, restricted stock, restricted stock units or other equity award, unless the cancellation and exchange occur in connection with a change in capitalization or other similar change.

Clawback

All cash and equity awards granted under the 2023 Equity Incentive Plan will be subject to the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act regarding the recovery of erroneously awarded compensation, any implementing rules and regulations under such act, any policies adopted by the Company to implement such requirements, and any other compensation recovery policies as may be adopted from time to time by the Company.

Performance-Based Compensation

The right of a grantee to exercise or receive a grant or settlement of any award may be subject to performance conditions that may be specified by the Committee. Performance goals may, in the discretion of the Committee, be established on a Company-wide basis, or with respect to one or more business units, divisions, subsidiaries or business segments, as applicable. Performance goals may be absolute or relative to the performance of one or more comparable companies or indices.

The Committee may determine prospectively at the time that the performance goals are established the extent to which measurement of performance goals may exclude the impact of charges for restructuring, discontinued operations, extraordinary items, and other unusual non-recurring items, and the cumulative effects of tax or accounting changes (each as defined by generally accepted accounting principles and as identified in the Company's financial statements or other SEC filings).

Transferability

Awards are not transferable other than by will or the laws of descent and distribution, except that in certain instances transfers may be made to or for the benefit of designated family members of the participant for no value.

Change in Control

Effect of Change in Control. Under the 2023 Equity Incentive Plan, in the event of a change in control in which outstanding awards are not assumed, converted or replaced by the resulting entity, then upon the change in control all outstanding awards other than performance awards will become fully exercisable, all restrictions will lapse, and such awards will become vested and nonforfeitable, and all performance awards will be deemed to be satisfied and paid at target prorated up to and including the date of the change in control. In the event of a change in control in which outstanding awards are assumed, converted or replaced by the resulting entity, then, to the extent provided in the applicable award agreement, all outstanding awards other than performance awards will become fully exercisable, all restrictions will lapse, and such awards will become vested and nonforfeitable, and all performance awards will be deemed to be satisfied and paid at target (without proration) if, within one year after the change in control the participant's employment or service is terminated by the Company other than for cause or by the participant for good reason. Notwithstanding the foregoing, in the event of a change in control, all outstanding awards held by non-employee directors will become fully exercisable, all restrictions will lapse, and such awards will become vested and nonforfeitable, and any specified performance goals will be deemed to be satisfied at target.

Definition of Change in Control. A change in control of the Company generally means the occurrence of any of the following events:

(i)   an acquisition by any individual, entity or group of beneficial ownership of 50% or more of either (a) the then outstanding shares of common stock or (b) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (generally excluding any acquisition directly from the Company, any acquisition by the Company, any acquisition by any employee benefit plan of the Company or a related company, or an acquisition pursuant to certain transactions described in paragraph (iii) below);

(ii) a change in the composition of the board of directors such that the incumbent members of the board of directors cease to constitute at least a majority of the board (not including directors whose election, or nomination for election by stockholders, was approved by at least a majority of the incumbent board); or

(iii) consummation of a reorganization, merger or consolidation, a sale of all or substantially all of the Company's outstanding assets or the acquisition of assets or stock of another entity by the Company, unless after such transaction (a) the beneficial owners of common stock and voting securities of the Company immediately prior to the transaction retain at least 50% of such common stock and voting securities of the company resulting from such transaction, (b) no person beneficially owns 50% or more of the then outstanding common stock or voting securities of the company resulting from such transaction except to the extent such ownership existed prior to the transaction, and (c) at least a majority of the members of the board of directors of the company resulting from such transaction were incumbent directors of the Company prior to such transaction.

Term, Termination and Amendment of the 2023 Equity Incentive Plan

Unless earlier terminated by the board of directors, the 2023 Equity Incentive Plan will terminate, and no further awards may be granted, ten years after the date on which it is approved by shareholders. The board of directors may amend, suspend or terminate the 2023 Equity Incentive Plan at any time, except that, if required by applicable law, regulation or stock exchange rule, shareholder approval will be required for any amendment. The amendment, suspension or termination of the 2023 Equity Incentive Plan or the amendment of an outstanding award generally may not, without a participant's consent, materially impair the participant's rights under an outstanding award.

New Plan Benefits

A new plan benefits table for the 2023 Equity Incentive Plan and the benefits or amounts that would have been received by or allocated to participants for the last completed fiscal year under the 2023 Equity Incentive Plan if the 2023 Equity Incentive Plan was then in effect, as described in the federal proxy rules, are not provided because all awards made under the 2023 Equity Incentive Plan will be made at the Committee's discretion, subject to the terms of the 2023 Equity Incentive Plan. Therefore, the benefits and amounts that will be received or allocated under the 2023 Equity Incentive Plan are not determinable at this time. The equity grant program for our non-employee directors is described under the Director Compensation section in this Proxy Statement.

Federal Income Tax Information

The following is a brief summary of the U.S. federal income tax consequences of the 2023 Equity Incentive Plan generally applicable to the Company and to participants in the 2023 Equity Incentive Plan who are subject to U.S. federal taxes. The summary is based on the Code, applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect on the date of this Proxy Statement, and is, therefore, subject to future changes in the law, possibly with retroactive effect. The summary is general in nature and does not purport to be legal or tax advice. Furthermore, the summary does not address issues relating to any U.S. gift or estate tax consequences or the consequences of any state, local or foreign tax laws.

Nonqualified Stock Options. A participant generally will not recognize taxable income upon the grant or vesting of a nonqualified stock option with an exercise price at least equal to the fair market value of our common stock on the date of grant and no additional deferral feature. Upon the exercise of a nonqualified stock option, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the stock option on the date of exercise and the exercise price of the stock option. When a participant sells the shares, the participant will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the greater of the fair market value of the shares on the exercise date or the exercise price of the stock option.

Incentive Stock Options. A participant generally will not recognize taxable income upon the grant of an incentive stock option. If a participant exercises an incentive stock option during employment or within three months after employment ends (12 months in the case of permanent and total disability), the participant will not recognize taxable income at the time of exercise for regular U.S. federal income tax purposes (although the participant generally will have taxable income for alternative minimum tax purposes at that time as if the stock option were a nonqualified stock option). If a participant sells or otherwise disposes of the shares acquired upon exercise of an incentive stock option after the later of (a) one year from the date the participant exercised the option and (b) two years from the grant date of the stock option, the participant generally will recognize long-term capital gain or loss equal to the difference between the amount the participant received in the disposition and the exercise price of the stock option. If a participant sells or otherwise disposes of shares acquired upon exercise of an incentive stock option before these holding period requirements are satisfied, the disposition will constitute a "disqualifying disposition," and the participant generally will recognize taxable ordinary income in the year of disposition equal to the excess of the fair market value of the shares on the date of exercise over the exercise price of the stock option (or, if less, the excess of the amount realized on the disposition of the shares over the exercise price of the stock option). The balance of the participant's gain on a disqualifying disposition, if any, will be taxed as short-term or long-term capital gain, as the case may be.

With respect to both nonqualified stock options and incentive stock options, special rules apply if a participant uses shares of common stock already held by the participant to pay the exercise price or if the shares received upon exercise of the stock option are subject to a substantial risk of forfeiture by the participant.

Stock Appreciation Rights. A participant generally will not recognize taxable income upon the grant or vesting of an SAR with a grant price at least equal to the fair market value of our common stock on the date of grant and no additional deferral feature. Upon the exercise of an SAR, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the SAR on the date of exercise and the grant price of the SAR.

Restricted Stock Awards, Restricted Stock Units, and Performance Awards. A participant generally will not have taxable income upon the grant of restricted stock, restricted stock units or performance awards. Instead, the participant will recognize ordinary income at the time of vesting or payout equal to the fair market value (on the vesting or payout date) of the shares or cash received minus any amount paid. For restricted stock only, a participant may instead elect to be taxed at the time of grant.

Unrestricted Stock Awards. Upon receipt of an unrestricted stock award, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid by the participant with respect to the shares.

Other Stock or Cash-Based Awards. The U.S. federal income tax consequences of other stock or cash-based awards will depend upon the specific terms of each award.

Tax Consequences to the Company. In the foregoing cases, we generally will be entitled to a deduction at the same time, and in the same amount, as a participant recognizes ordinary income, subject to certain limitations imposed under the Code.

Code Section 409A. We intend that awards granted under the 2023 Equity Incentive Plan comply with, or otherwise be exempt from, Code Section 409A, but make no representation or warranty to that effect.

Tax Withholding. We are authorized to deduct or withhold from any award granted or payment due under the 2023 Equity Incentive Plan, or require a participant to remit to us, the amount of any withholding taxes due in respect of the award or payment and to take such other action as may be necessary to satisfy all obligations for the payment of applicable withholding taxes. We are not required to issue any shares of common stock or otherwise settle an award under the 2023 Equity Incentive Plan until all tax withholding obligations are satisfied.

Vote Required

Approval of the 2023 Equity Incentive Plan requires that the number of "For" votes exceeds the number of "Against" votes cast by the holders of our shares of common stock entitled to vote on the proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> THE APPROVAL OF THE ZUMIEZ INC. 2023 EQUITY INCENTIVE PLAN

PROPOSAL 5

APPROVAL OF THE ZUMIEZ INC. 2023 EMPLOYEE STOCK PURCHASE PLAN

General

Our board of directors proposes and recommends that shareholders approve and adopt the Zumiez Inc. 2023 Employee Stock Purchase Plan (the "2023 ESPP"). The 2023 ESPP was approved by the board of directors on March 8, 2023. The board of directors and the Company's management believe that the adoption of the 2023 ESPP is in the best interests of the Company and necessary to provide eligible employees with a convenient method for acquiring an equity interest in the Company, enhance their sense of participation in the Company's business and provide an incentive for continued employment. Approval of the 2023 ESPP requires that the number of "For" votes exceeds the number of "Against" votes cast by the holders of our shares of common stock entitled to vote on the proposal.

Description of the 2023 ESPP

In the following paragraphs we summarize the principal features of the 2023 ESPP as it is proposed to be adopted. This summary is qualified in its entirety by reference to the full text of the 2023 ESPP, which is attached to this proxy statement as Annex B. Shareholders are urged to read the 2023 ESPP in its entirety. Any capitalized terms used in this summary description but not defined here or elsewhere in this proxy statement have the meanings assigned to them in the 2023 ESPP.

On March 8, 2023, the Company's board of directors adopted the 2023 ESPP and reserved 580,000 shares of common stock for issuance thereunder. The 2023 ESPP, including the right of participants to make purchases under the 2023 ESPP, is intended to qualify as an "Employee Stock Purchase Plan" under the provisions of Section 423 of the Code. The 2023 ESPP is not a qualified deferred compensation plan under Section 401(a) of the Code, and is not subject to the provisions of ERISA.

Purpose of the 2023 ESPP

The purpose of the 2023 ESPP is to provide employees, including the employees of any subsidiaries designated by the board of directors, with a convenient means to acquire an equity interest in the Company through payroll deductions, to enhance those employees' sense of participation in our business, and to provide an incentive for continued employment.

Administration of the 2023 ESPP

The 2023 ESPP is administered by the compensation committee of the board of directors. All questions of interpretation or application of the 2023 ESPP are determined by the compensation committee and its decisions are binding upon all participants in the 2023 ESPP. The compensation committee may delegate any or all aspects of the day-to-day administration of the 2023 ESPP to one or more officers or employees of the Company or any subsidiary, and/or to one or more agents.

Eligibility

Employees of the Company and its designated subsidiaries to which participation in the 2023 ESPP is extended by the compensation committee are eligible to participate in the 2023 ESPP. Unless otherwise determined by the compensation committee, the following classes of employees shall be excluded from participation in an offering under the 2023 ESPP: (i) employees whose customary employment is 20 hours or less per week, (ii) employees whose customary employment is for not more than five months in any calendar year and (iii) employees who have been employed less than five consecutive months prior to the beginning of an offering period.

As of March 22, 2023, approximately 2,464 employees were eligible to participate in the 2023 ESPP.

Offering Periods

The length of an offering period shall be as determined by the compensation committee, but in no event shall exceed 27 months. It is currently anticipated that offering periods will be six month periods, and the first offering period is anticipated to begin on October 1, 2023.

An eligible employee may begin participating in the 2023 ESPP effective at the beginning of an offering period. Once enrolled in the 2023 ESPP, a participant is able to purchase shares of the Company's common stock with payroll deductions at the end of the applicable offering period.

Purchase Price

The price at which shares are purchased under the 2023 ESPP will not be less than an amount equal to the lower of (i) 85% of the fair market value of a share of common sock on the first day of the offering period or (ii) 85% of the fair market value of a share of common stock on the last day of the offering period. For purposes of the 2023 ESPP, fair market value means the closing or last price of the common stock on the trading day, or if the applicable day is not a trading day, the trading day immediately preceding the applicable date.

Payment of the Purchase Price; Payroll Deductions

A participant may designate payroll deductions to be used to purchase shares equal to a percentage of the participant's eligible compensation that does not exceed 15%. A participant may change or discontinue payroll deductions in accordance with terms and procedures that the plan administrator may establish. A participant may withdraw from the 2023 ESPP at any time, and in that event all accumulated payroll deductions will be refunded to the participant.

At the end of each offering period, unless the participant has withdrawn from the 2023 ESPP, payroll deductions are applied automatically to purchase common stock at the price described above. The number of shares purchased is determined by dividing the payroll deductions by the applicable purchase price. Any amount that remains in a participant's payroll deduction account after a purchase (i.e., if not sufficient to purchase an additional whole share) shall be carried over for future purchases. In no event may a participant purchase more than 5,000 shares in any offering period.

Adjustments and Limitations

In the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, exchange of shares, issuance of rights to subscribe or other change in capital structure, the compensation committee will appropriately adjust the number of shares available under the 2023 ESPP.

A participant is not permitted to purchase shares under the 2023 ESPP if the participant would own shares of common stock possessing 5% or more of the total combined voting power or value of all series of our common stock. A participant is also not permitted to purchase common stock with a fair market value in excess of $25,000 in any one calendar year. A participant does not have the rights of a shareholder until the shares are actually owned by the participant.

Nonassignability

Rights to purchase common stock under the 2023 ESPP may not be transferred by a participant and may be exercised during a participant's lifetime only by the participant.

Amendment and Termination of the 2023 ESPP

The 2023 ESPP may be amended at any time by the compensation committee, subject to the approval of the Company's shareholders to the extent required by Section 423 of the Code, applicable law, or stock exchange listing standards.

U.S. Federal Income Tax Consequences

The following tax discussion is a general summary of current U.S. federal income tax law consequences to participants in the 2023 ESPP as of the date of this proxy statement. The discussion is intended solely for general information and does not make specific representations to 2023 ESPP participants. The discussion does not address state, local or foreign income tax rules or other U.S. tax provisions, such as estate or gift taxes. A participant's particular situation may be such that some variation of the basic rules is applicable to him or her. In addition, the federal income tax laws and regulations frequently have been revised and may be changed again at any time. Therefore, each recipient is urged to consult a tax advisor before exercising any award or before disposing of any shares acquired under the plan both with respect to federal income tax consequences as well as any foreign, state or local tax consequences.

No income will be taxable to a participant at the time of the grant of the right to purchase shares or the actual purchase of the shares. Upon disposition of the shares, the participant will generally be subject to tax and the amount of the tax will depend upon the participant's holding period. Payroll deductions under the 2023 ESPP will be subject to income tax and the normal tax withholding rules.

If the shares have been held by the participant for more than two years after the date of option grant (i.e., the beginning of the applicable offering period), the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price for the shares or (b) the excess of the fair market value of the shares at the time the option was granted over the purchase price for the shares (determined based on the fair market value of the shares on that date) will be treated as ordinary income, and any further gain will be treated as long-term capital gain. If the shares are disposed of before the expiration of this holding period, the excess of the fair market value of the shares on the exercise date over the purchase price will be treated as ordinary income, and any further gain or loss on such disposition will be long-term or short-term capital gain or loss, depending on the holding period.

We are not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income reported by participants upon disposition of shares within two years from the beginning of the applicable offering period.

New Plan Benefits

Eligible employees participate in the 2023 ESPP voluntarily and each such employee determines his or her level of payroll deductions within the guidelines fixed by the 2023 ESPP. Accordingly, future purchases under the 2023 ESPP are not determinable at this time. Non-management directors are not eligible to participate in the 2023 ESPP. Therefore, such awards have not been included in a table in this proxy statement. As of March 22, 2023, the closing price of common stock was $17.92 per share.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE <u>FOR</u> APPROVAL OF THE 2023 EMPLOYEE STOCK PURCHASE PLAN.

PROPOSAL 6

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Upon the recommendation of the audit committee, the board of directors has reappointed Moss Adams LLP to audit our consolidated financial statements for the fiscal year ending February 3, 2024 ("fiscal 2023"). Moss Adams LLP has served as our independent registered public accounting firm since 2006. A representative from Moss Adams LLP will be at the meeting to answer any questions that may arise.

If the shareholders do not ratify the selection of Moss Adams LLP as our independent registered public accounting firm for fiscal 2023, our board of directors will evaluate what would be in the best interests of our Company and our shareholders and consider whether to select a new independent registered public accounting firm for the current fiscal year or whether to wait until the completion of the audit for the current fiscal year before changing our independent registered public accounting firm.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> RATIFICATION OF ITS SELECTION OF MOSS ADAMS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2023

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers, banks and other agents) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

A number of brokers, banks or other agents with account holders who are shareholders of Zumiez will be "householding" our proxy materials. A single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker, bank or other agent that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, bank or other agent, and direct a written request for the separate proxy statement and annual report to Secretary, Zumiez Inc., 4001 204th Street SW, Lynnwood, Washington 98036. Shareholders whose shares are held by their broker, bank or other agent as nominee and who currently receive multiple copies of the proxy statement at their address that would like to request "householding" of their communications should contact their broker, bank or other agent.

PROPOSALS OF SHAREHOLDERS

We expect to hold our next annual meeting on or about May 29, 2024. If you wish to submit a proposal for inclusion in the proxy materials for that meeting, a must send the proposal to our Secretary at the address below. A shareholder proposal submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 must be received at our executive offices no later than December 23, 2023, to be considered for inclusion. Shareholder proposal must comply with all applicable legal requirements. Timely submission of a proposal does not guarantee that such proposal will be included in the proxy statement.

If you intend to nominate candidates for election as directors or present a proposal at the meeting without including it in our proxy materials, you must provide notice of such proposal to us no later than February 1, 2024, and not before January 2, 2024. Our bylaws outline procedures for giving the required notice. If you would like a copy of the procedures contained in our bylaws, please contact:

Secretary
Zumiez Inc.
4001 204th Street SW
Lynnwood, Washington 98036

OTHER MATTERS

Our board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors
Chris K. Visser
Chief Legal Officer and Secretary

Lynnwood, Washington
April 21, 2023

A copy of our Annual Report on Form 10-K for the fiscal year ended January 28, 2023 filed with the SEC is available without charge upon written request to: Secretary, Zumiez Inc., 4001 204th Street SW, Lynnwood, Washington 98036.

ZUMIEZ INC.
2023 EQUITY INCENTIVE PLAN

Zumiez Inc., a Washington corporation (the "**Company**"), sets forth herein the terms of its 2023 Equity Incentive Plan (the "**Plan**"), as follows:

1. PURPOSE

The Plan is intended to enhance the Company's and its Affiliates' (as defined herein) ability to attract and retain highly qualified officers, non-employee members of the Board, key employees, consultants and advisors, and to motivate such officers, non-employee members of the Board, key employees, consultants and advisors to serve the Company and its Affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, other stock-based awards and cash awards. Any of these awards may, but need not, be made as performance incentives to reward attainment of performance goals in accordance with the terms hereof. Stock options granted under the Plan may be Non-qualified Stock Options or Incentive Stock Options, as provided herein.

2. DEFINITIONS

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply:

2.1.   "**Affiliate**" means any company or other trade or business that "controls," is "controlled by" or is "under common control" with the Company within the meaning of Rule 405 of Regulation C under the Securities Act, including, without limitation, any Subsidiary.

2.2.   "**Annual Incentive Award**" means a cash-based Performance Award with a performance period that is the Company's fiscal year or other 12-month performance period as specified under the terms of the Award as approved by the Committee.

2.3.   "**Award**" means a grant of an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Stock-based Award or cash award under the Plan.

2.4.   "**Award Agreement**" means a written agreement between the Company and a Grantee, or notice from the Company or an Affiliate to a Grantee that evidences and sets out the terms and conditions of an Award.

2.5.   "**Board**" means the Board of Directors of the Company.

2.6.   **"Change in Control"** shall have the meaning set forth in **Section 15.3.2**.

2.7.   **"Code"** means the Internal Revenue Code of 1986, as now in effect or as hereafter amended. References to the Code shall include the valid and binding governmental regulations, court decisions and other regulatory and judicial authority issued or rendered thereunder.

2.8.   **"Committee"** means the Compensation Committee of the Board. The Board will cause the Committee to satisfy the applicable requirements of any stock exchange on which the Common Stock may then be listed. For purposes of Awards to Grantees who are subject to Section 16 of the Exchange Act, Committee means all of the members of the Committee who are "non-employee directors" within the meaning of Rule 16b-3 adopted under the Exchange Act. All references in the Plan to the Board shall mean such Committee or the Board.

2.9.   **"Company"** means Zumiez Inc., a Washington corporation, or any successor corporation.

2.10.   **"Common Stock"** or **"Stock"** means a share of common stock of the Company, no par value per share.

2.11.   **"Disability"** means total and permanent disability as defined in Section 22(e)(3) of the Code. Notwithstanding the foregoing, for any Awards that constitute nonqualified deferred compensation within the meaning of Section 409A and provide for an accelerated payment in connection with any Disability, Disability shall have the same meaning as defined under Section 409A.

2.12.   **"Effective Date"** means May 31, 2023, the date the Plan was approved by the Company's shareholders.

2.13.   **"Exchange Act"** means the Securities Exchange Act of 1934, as now in effect or as hereafter amended.

2.14.   **"Fair Market Value"** of a share of Common Stock as of a particular date shall mean (i) if the Common Stock is listed on a national securities exchange, the closing or last price of the Common Stock on the composite tape or other comparable reporting system for the applicable date, or if the applicable date is not a trading day, the trading day immediately preceding the applicable date, or (ii) if the shares of Common Stock are not then listed on a national securities exchange, the closing or last price of the Common Stock quoted by an established quotation service for over-the-counter securities, or (iii) if the shares of Common Stock are not then listed on a national securities exchange or quoted by an established quotation service for over-the-counter securities, or the value of such shares is not otherwise determinable, such value as determined by the Board in good faith in its sole discretion.

2.15. **"Family Member"** means a person who is a spouse, former spouse, child, stepchild, grandchild, parent, stepparent, grandparent, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother, sister, brother-in-law, or sister-in-law, including adoptive relationships, of the applicable individual, any person sharing the applicable individual's household (other than a tenant or employee), a trust in which any one or more of these persons have more than fifty percent of the beneficial interest, a foundation in which any one or more of these persons (or the applicable individual) control the management of assets, and any other entity in which one or more of these persons (or the applicable individual) own more than fifty percent of the voting interests.

2.16. **"Grant Date"** means, as determined by the Board, the latest to occur of (i) the date as of which the Board approves an Award, (ii) the date on which the recipient of an Award first becomes eligible to receive an Award under **Section 6** hereof, or (iii) such other date as may be specified by the Board in the Award Agreement.

2.17. **"Grantee"** means a person who receives or holds an Award under the Plan.

2.18. **"Incentive Stock Option"** means an "incentive stock option" within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted tax statute, as amended from time to time.

2.19. **"Non-qualified Stock Option"** means an Option that is not an Incentive Stock Option.

2.20. **"Option"** means an option to purchase one or more shares of Stock pursuant to the Plan.

2.21. **"Option Price"** means the exercise price for each share of Stock subject to an Option.

2.22. **"Other Stock-based Awards"** means Awards consisting of Stock units, or other Awards, valued in whole or in part by reference to, or otherwise based on, Common Stock.

2.23. **"Performance Award"** means an Award made subject to the attainment of performance goals (as described in **Section 12**) over a performance period of at least one (1) year, and includes an Annual Incentive Award.

2.24. **"Plan"** means this Zumiez Inc. 2023 Equity Incentive Plan, as amended from time to time.

2.25. **"Predecessor Plan"** means the Zumiez Inc. 2014 Equity Incentive Plan.

2.26. **"Purchase Price"** means the purchase price for each share of Stock pursuant to a grant of Restricted Stock.

2.27. **"Restricted Stock"** means shares of Stock, awarded to a Grantee pursuant to **Section 10** hereof.

2.28. **"Restricted Stock Unit"** means a bookkeeping entry representing the equivalent of shares of Stock, awarded to a Grantee pursuant to **Section 10** hereof.

2.29. **"SAR Exercise Price"** means the per share exercise price of a SAR granted to a Grantee under **Section 9** hereof.

2.30. **"SEC"** means the United States Securities and Exchange Commission.

2.31. **"Section 409A"** means Section 409A of the Code.

2.32. **"Securities Act"** means the Securities Act of 1933, as now in effect or as hereafter amended.

2.33. **"Separation from Service"** means a termination of Service by a Service Provider, as determined by the Board, which determination shall be final, binding and conclusive; provided if any Award governed by Section 409A is to be distributed on a Separation from Service, then the definition of Separation from Service for such purposes shall comply with the definition provided in Section 409A.

2.34. **"Service"** means service as a Service Provider to the Company or an Affiliate. Unless otherwise stated in the applicable Award Agreement, a Grantee's change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be a Service Provider to the Company or an Affiliate.

2.35. **"Service Provider"** means an employee, officer, non-employee member of the Board, consultant or advisor of the Company or an Affiliate.

2.36. **"Stock Appreciation Right"** or **"SAR"** means a right granted to a Grantee under **Section 9** hereof.

2.37. **"Subsidiary"** means any "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code.

2.38. **"Substitute Award"** means any Award granted in assumption of or in substitution for an award of a company or business acquired by the Company or a Subsidiary or with which the Company or an Affiliate combines.

2.39. **"Ten Percent Shareholder"** means an individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company, its parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

2.40. **"Termination Date"** means the date that is ten (10) years after the Effective Date, unless the Plan is earlier terminated by the Board under **Section 5.2** hereof.

2.41. **"Transaction"** shall have the meaning set forth in **Section 15.2**.

3. **ADMINISTRATION OF THE PLAN**

3.1. **General.** The Board shall have such powers and authorities related to the administration of the Plan as are consistent with the Company's articles of incorporation and bylaws and applicable law. The Board shall have the power and authority to delegate its responsibilities hereunder to the Committee, which shall have full authority to act in accordance with its charter, and with respect to the authority of the Board to act hereunder, all references to the Board shall be deemed to include a reference to the Committee, to the extent such power or responsibilities have been delegated. Except as specifically provided in **Section 14** or as otherwise may be required by applicable law, regulatory requirement or the articles of incorporation or the bylaws of the Company, the Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Award or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the Plan that the Board deems to be necessary or appropriate to the administration of the Plan. The Committee shall administer the Plan; provided that, the Board shall retain the right to exercise the authority of the Committee to the extent consistent with applicable law and the applicable requirements of any securities exchange on which the Common Stock may then be listed. The interpretation and construction by the Board of any provision of the Plan, any Award or any Award Agreement shall be final, binding and conclusive. Without limitation, the Board shall have full and final authority, subject to the other terms and conditions of the Plan, to:

(i) designate Grantees;

(ii) determine the type or types of Awards to be made to a Grantee;

(iii) determine the number of shares of Stock to be subject to an Award;

(iv) establish the terms and conditions of each Award (including, but not limited to, the Option Price of any Option, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting, exercise, transfer, or forfeiture of an Award or the shares of Stock subject thereto, and any terms or conditions that may be necessary to qualify Options as Incentive Stock Options);

(v) prescribe the form of each Award Agreement;

(vi) adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of foreign countries in which the Company or its Subsidiaries may operate to assure the viability of the benefits from Awards granted to Grantees performing services in such countries and to meet the objectives of the Plan; and

(vii) amend, modify, or supplement the terms of any outstanding Award including the authority, in order to effectuate the purposes of the Plan, to modify Awards to foreign nationals or individuals who are employed outside the United States to recognize differences in local law, tax policy, or custom.

To the extent permitted by applicable law, the Board may delegate its authority as identified herein to any individual or committee of individuals (who need not be directors), including without limitation the authority to make Awards to Grantees who are not subject to Section 16 of the Exchange Act. To the extent that the Board delegates its authority to make Awards as provided by this Section, all references in the Plan to the Board's authority to make Awards and determinations with respect thereto shall be deemed to include the Board's delegate. Any such delegate shall serve at the pleasure of, and may be removed at any time by the Board.

3.2. Restrictions; No Repricing.

Notwithstanding the foregoing, no amendment or modification may be made to an outstanding Option or SAR that causes the Option or SAR to become subject to Section 409A, without the Grantee's written prior approval. Notwithstanding any provision herein to the contrary, the repricing of Options or SARs is prohibited without prior approval of the Company's shareholders. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Option or SAR to lower its Option Price or SAR Exercise Price; (ii) any other action that is treated as a "repricing" under generally accepted accounting principles; and (iii) buying out or repurchasing for cash or canceling an Option or SAR at a time when its Option Price or SAR Exercise Price is greater than the Fair Market Value of the underlying shares in

exchange for another Award, unless the cancellation and exchange occurs in connection with a change in capitalization or similar change under **Section 15**. A cancellation and exchange under clause (iii) would be considered a "repricing" regardless of whether it is treated as a "repricing" under generally accepted accounting principles and regardless of whether it is voluntary on the part of the Grantee.

3.3. Award Agreements; Clawbacks.

The grant of any Award may be contingent upon the Grantee executing the appropriate Award Agreement. The Company may retain the right in an Award Agreement to cause a forfeiture of the gain realized by a Grantee on account of actions taken by the Grantee in violation or breach of or in conflict with any employment agreement, non-competition agreement, any agreement prohibiting solicitation of employees or clients of the Company or any Affiliate thereof or any confidentiality obligation with respect to the Company or any Affiliate thereof or otherwise in competition with the Company or any Affiliate thereof, to the extent specified in such Award Agreement applicable to the Grantee. Furthermore, the Company may annul an Award if the Grantee is terminated for "cause" as defined in the applicable Award Agreement.

Awards shall be subject to the requirements of (i) Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations thereunder, (ii) similar rules under the laws of any other jurisdiction, (iii) any compensation recovery policies adopted by the Company to implement any such requirements, (iv) any other compensation recovery policies as may be adopted from time to time by the Company or (v) any insider trading policies that the Company may have in effect, all to the extent determined by the Committee in its discretion to be applicable to a Grantee.

3.4. Deferral Arrangement.

The Board may permit or require the deferral of any Award payment into a deferred compensation arrangement, subject to such rules and procedures as it may establish and in accordance with Section 409A, which may include provisions for the payment or crediting of interest or dividend equivalents, including converting such credits into deferred Stock units.

3.5. No Liability.

No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan, any Award or Award Agreement.

3.6. Book Entry.

Notwithstanding any other provision of this Plan to the contrary, the Company may elect to satisfy any requirement under this Plan for the delivery of stock certificates through the use of book-entry.

4. STOCK SUBJECT TO THE PLAN

4.1. Authorized Number of Shares.

Subject to adjustment under **Section 15** and the share usage provisions in Section 4.2, as of the Effective Date, the aggregate number of shares of Common Stock that may be initially issued pursuant to the Plan is 2,419,354 shares, less one share for every one share that was subject to an award granted under the Predecessor Plan after March 22, 2023 and prior to the Effective Date. In addition, shares of Common Stock underlying any outstanding stock option or other award granted under the Predecessor Plan that is canceled, terminates, expires, or lapses for any reason without issuance of such shares shall be available for the grant of new Awards under this Plan. No new awards shall be granted under the Predecessor Plan following the Effective Date. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares.

4.2. Share Counting.

If any Award is canceled, terminates, expires, or lapses for any reason, any shares of Common Stock subject to such Award shall not count against the aggregate number of Shares available for grants under the Plan set forth in **Section 4.1** above. In addition, the following items shall not count against the aggregate number of shares of Common Stock available for grants under the Plan set forth in **Section 4.1** above: (i) Award that is settled in cash rather than by issuance of Shares; or (ii) Substitute Awards. The full number of shares of Common Stock with respect to which an Option or SAR is granted shall count against the aggregate number of shares available for grant under the Plan. Accordingly, if in accordance with the terms of the Plan, a Participant pays the Option Price for an Option by either tendering previously owned shares or having the Company withhold shares, then such shares surrendered to pay the Option Price shall continue to count against the aggregate number of shares available for grant under the Plan set forth in **Section 4.1** above. In addition, if in accordance with the terms of the Plan, a Participant satisfies any tax withholding requirement with respect to any taxable event arising as a result of this Plan by either tendering previously owned shares or having the Company withhold shares, then such shares surrendered to satisfy such tax withholding requirements shall continue to count against the aggregate number of shares available for grant under the Plan set forth in **Section 4.1** above.

4.3. Award Limits.

4.3.1. Incentive Stock Options.

Subject to adjustment under **Section 15**, all 2,419,354 of such shares of Common Stock available for issuance under the Plan shall be available for issuance under Incentive Stock Options.

4.3.2. Individual Award Limits – Share-Based Awards.

Subject to adjustment under **Section 15**, the maximum number of each type of Award (other than cash-based Performance Awards) granted to any Grantee in any calendar shall not exceed the following: (i) Options and SARs: 1,000,000 shares; and (ii) all share-based Performance Awards (including Restricted Stock, Restricted Stock Units and Other Stock-based Awards that are Performance Awards): 500,000 shares.

4.3.3. Individual Award Limits – Cash-Based Awards.

The maximum amount of cash-based Performance Awards granted to any Grantee in any calendar year shall not exceed the following: (i) Annual Incentive Award: $5,000,000; and (ii) all other cash-based Performance Awards: $5,000,000.

4.3.4. Limits on Awards to Non-Employee Directors.

No more than $300,000 may be granted in equity-based Awards under the Plan during any one year to a Grantee who is a non-employee member of the Board (based on the Fair Market Value of the shares of Common Stock underlying the Award as of the applicable Grant Date in the case of Restricted Stock, Restricted Stock Units or Other Stock-based Awards, and based on the applicable grant date fair value for accounting purposes in the case of Options or SARs).

5. EFFECTIVE DATE, DURATION AND AMENDMENTS

5.1. Term.

The Plan shall be effective as of the Effective Date, provided that it has been approved by the Company's shareholders. The Plan shall terminate automatically on the ten (10) year anniversary of the Effective Date and may be terminated on any earlier date as provided in **Section 5.2**.

5.2. Amendment and Termination of the Plan.

The Board may, at any time and from time to time, amend, suspend, or terminate the Plan as to any Awards which have not been made. An amendment shall be contingent on approval of the Company's shareholders to the extent stated by the Board, required by applicable law or required by applicable stock exchange listing requirements. Notwithstanding the foregoing, any amendment to **Section 3.2** shall be contingent upon the approval of the Company's shareholders. No Awards shall be made after the Termination Date. The applicable terms of the Plan, and any terms and conditions applicable to Awards granted prior to the Termination Date shall survive the termination of the Plan and continue to apply to such Awards. No amendment, suspension, or termination of the Plan shall, without the consent of the Grantee, materially impair rights or obligations under any Award theretofore awarded.

6. AWARD ELIGIBILITY AND LIMITATIONS

6.1. Service Providers.

Subject to this Section, Awards may be made to any Service Provider, including any Service Provider who is an officer, non-employee member of the Board, consultant or advisor of the Company or of any Affiliate, as the Board shall determine and designate from time to time in its discretion.

6.2. Successive Awards.

An eligible person may receive more than one Award, subject to such restrictions as are provided herein.

6.3. Stand-Alone, Additional, Tandem, and Substitute Awards.

Awards may, in the discretion of the Board, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Affiliate, or any business entity to be acquired by the Company or an Affiliate, or any other right of a Grantee to receive payment from the Company or any Affiliate. Such additional, tandem, and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award, the Board shall have the right to require the surrender of such other Award in consideration for the grant of the new Award. Subject to **Section 3.2**, the Board shall have the right, in its discretion, to make Awards in substitution or exchange for any other award under another plan of the Company, any Affiliate, or any business entity to be acquired by the Company or an Affiliate. In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any Affiliate, in which the value of Stock subject to the Award is equivalent in value to the cash compensation (for example, Restricted Stock Units or Restricted Stock).

7. AWARD AGREEMENT

Each Award shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine. Without limiting the foregoing, an Award Agreement may be provided in the form of a notice which provides that acceptance of the Award constitutes acceptance of all terms of the Plan and the notice. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan. Each Award Agreement evidencing an Award of Options shall specify whether such Options are intended to be Non-qualified Stock Options or Incentive Stock Options, and in the absence of such specification such options shall be deemed Non-qualified Stock Options.

8. TERMS AND CONDITIONS OF OPTIONS

8.1. Option Price.

The Option Price of each Option shall be fixed by the Board and stated in the related Award Agreement. The Option Price of each Option (except those that constitute Substitute Awards) shall be at least the Fair Market Value on the Grant Date of a share of Stock; provided, however, that in the event that a Grantee is a Ten Percent Shareholder as of the Grant Date, the Option Price of an Option granted to such Grantee that is intended to be an Incentive Stock Option shall be not less than 110 percent of the Fair Market Value of a share of Stock on the Grant Date. In no case shall the Option Price of any Option be less than the par value of a share of Stock.

8.2. Vesting.

Subject to **Section 8.3** hereof, each Option shall become exercisable at such times and under such conditions (including, without limitation, performance requirements) as shall be determined by the Board and stated in the Award Agreement.

8.3. Term.

Each Option shall terminate, and all rights to purchase shares of Stock thereunder shall cease, upon the expiration of ten (10) years from the Grant Date, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Board and stated in the related Award Agreement; provided, however, that in the event that the Grantee is a Ten Percent Shareholder, an Option granted to such Grantee that is intended to be an Incentive Stock Option at the Grant Date shall not be exercisable after the expiration of five (5) years from its Grant Date.

8.4. Limitations on Exercise of Option.

Notwithstanding any other provision of the Plan, in no event may any Option be exercised, in whole or in part, (i) prior to the date the Plan is approved by the shareholders of the Company as provided herein or (ii) after the occurrence of an event which results in termination of the Option.

8.5. Method of Exercise.

An Option that is exercisable may be exercised by the Grantee's delivery of a notice of exercise to the Company, setting forth the number of shares of Stock with respect to which the Option is to be exercised, accompanied by full payment for the shares in accordance with **Section 11**. To be effective, notice of exercise must be made in accordance with procedures established by the Company from time to time.

8.6. Rights of Holders of Options.

Unless otherwise stated in the related Award Agreement, an individual holding or exercising an Option shall have none of the rights of a shareholder (for example, the right to receive cash or dividend payments or distributions attributable to the subject shares of Stock or to direct the voting of the subject shares of Stock) until the shares of Stock covered thereby are fully paid and issued to him. Except as provided in **Section 15** hereof or the related Award Agreement, no adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date of such issuance.

8.7. Delivery of Stock Certificates.

Promptly after the exercise of an Option by a Grantee and the payment in full of the Option Price, such Grantee shall be entitled to the issuance of a stock certificate or certificates evidencing his or her ownership of the shares of Stock subject to the Option.

8.8. Limitations on Incentive Stock Options.

An Option shall constitute an Incentive Stock Option only (i) if the Grantee of such Option is an employee of the Company or any Subsidiary of the Company; (ii) to the extent specifically provided in the related Award Agreement; and (iii) to the extent that the aggregate Fair Market Value (determined at the time the Option is granted) of the shares of Stock with respect to which all Incentive Stock Options held by such Grantee become exercisable for the first time during any calendar year (under the Plan and all other plans of the Grantee's employer and its Affiliates) does not exceed $100,000. This limitation shall be applied by taking Options into account in the order in which they were granted.

9. TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS

9.1. Right to Payment.

A SAR shall confer on the Grantee a right to receive, upon exercise thereof, the excess of (i) the Fair Market Value of one share of Stock on the date of exercise over (ii) the SAR Exercise Price, as determined by the Board. The Award Agreement for an SAR shall specify the SAR Exercise Price, which shall be fixed on the Grant Date as not less than the Fair Market Value of a share of Stock on that date. SARs may be granted alone or in conjunction with all or part of an Option or at any subsequent time during the term of such Option or in conjunction with all or part of any other Award. A SAR granted in tandem with an outstanding Option following the Grant Date of such Option shall have a SAR Exercise Price that is equal to the Option Price; provided, however, that the SAR Exercise Price may not be less than the Fair Market Value of a share of Stock on the Grant Date of the SAR to the extent required by Section 409A.

9.2. Other Terms.

The Board shall determine at the Grant Date or thereafter, the time or times at which and the circumstances under which a SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which SARs shall cease to be or become exercisable following Separation from Service or upon other conditions, the method of exercise, whether or not a SAR shall be in tandem or in combination with any other Award, and any other terms and conditions of any SAR.

9.3. Term of SARs.

The term of a SAR granted under the Plan shall be determined by the Board, in its sole discretion; provided, however, that such term shall not exceed ten (10) years.

9.4. Payment of SAR Amount.

Upon exercise of a SAR, a Grantee shall be entitled to receive payment from the Company (in cash or Stock, as determined by the Board) in an amount determined by multiplying:

(i)   the difference between the Fair Market Value of a share of Stock on the date of exercise over the SAR Exercise Price; by

(ii)   the number of shares of Stock with respect to which the SAR is exercised.

10.   TERMS AND CONDITIONS OF RESTRICTED STOCK AND RESTRICTED STOCK UNITS

10.1. Restrictions.

At the time of grant, the Board may, in its sole discretion, establish a period of time (a "restricted period") and any additional restrictions including the satisfaction of corporate or individual performance objectives applicable to an Award of Restricted Stock or Restricted Stock Units in accordance with **Section 12.1** and **12.2**. Each Award of Restricted Stock or Restricted Stock Units may be subject to a different restricted period and additional restrictions. Neither Restricted Stock nor Restricted Stock Units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other applicable restrictions.

10.2. Restricted Stock Certificates.

The Company shall issue stock, in the name of each Grantee to whom Restricted Stock has been granted, stock certificates or other evidence of ownership representing the total number of shares of Restricted Stock granted to the Grantee, as soon as reasonably practicable after the Grant Date. The Board may provide in an Award Agreement that either (i) the Secretary of the Company shall hold such certificates for the Grantee's benefit until such time as the Restricted Stock is forfeited to the Company or the restrictions lapse, or (ii) such certificates shall be delivered to the Grantee; provided, however, that such certificates shall bear a legend or legends that comply with the applicable securities laws and regulations and make appropriate reference to the restrictions imposed under the Plan and the Award Agreement.

10.3. Rights of Holders of Restricted Stock.

Unless the Board otherwise provides in an Award Agreement, holders of Restricted Stock shall have rights as shareholders of the Company, including voting rights, but excluding dividend rights (except as provided in **Section 15.1**).

10.4. Rights of Holders of Restricted Stock Units.

10.4.1. Settlement of Restricted Stock Units.

Restricted Stock Units may be settled in cash or Stock, as determined by the Board and set forth in the Award Agreement. The Award Agreement shall also set forth whether the Restricted Stock Units shall be settled (i) within the time period specified for "short term deferrals" under Section 409A or (ii) otherwise within the requirements of Section 409A, in which case the Award Agreement shall specify upon which events such Restricted Stock Units shall be settled.

10.4.2. Voting and Dividend Rights.

Unless otherwise stated in the applicable Award Agreement, holders of Restricted Stock Units shall not have rights as shareholders of the Company, including no voting or dividend or dividend equivalent rights.

10.4.3. Creditor's Rights.

A holder of Restricted Stock Units shall have no rights other than those of a general creditor of the Company. Restricted Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement.

10.5. Purchase of Restricted Stock.

The Grantee shall be required, to the extent required by applicable law, to purchase the Restricted Stock from the Company at a Purchase Price equal to the greater of (i) the aggregate par value of the shares of Stock represented by such Restricted Stock or (ii) the Purchase Price, if any, specified in the related Award Agreement. If specified in the Award Agreement, the Purchase Price may be deemed paid by Services already rendered. The Purchase Price shall be payable in a form described in **Section 11** or, in the discretion of the Board, in consideration for past Services rendered.

10.6. Delivery of Stock.

Upon the expiration or termination of any restricted period and the satisfaction of any other conditions prescribed by the Board, the restrictions applicable to shares of Restricted Stock or Restricted Stock Units settled in Stock shall lapse, and, unless otherwise provided in the Award Agreement, a stock certificate for such shares shall be delivered, free of all such restrictions, to the Grantee or the Grantee's beneficiary or estate, as the case may be.

11. FORM OF PAYMENT FOR OPTIONS AND RESTRICTED STOCK

11.1. General Rule.

Payment of the Option Price for the shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock shall be made in cash or in cash equivalents acceptable to the Company, except as provided in this **Section 11**.

11.2. Surrender of Stock.

To the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock may be made all or in part through the tender to the Company of shares of Stock, which shares shall be valued, for purposes of determining the extent to which the Option Price or Purchase Price for Restricted Stock has been paid thereby, at their Fair Market Value on the date of exercise or surrender. Notwithstanding the foregoing, in the case of an Incentive Stock Option, the right to make payment in the form of already owned shares of Stock may be authorized only at the time of grant.

11.3. Cashless Exercise.

With respect to an Option only (and not with respect to Restricted Stock), to the extent permitted by law and to the extent the Award Agreement so provides, payment of the Option Price may be made all or in part by delivery (on a form acceptable to the Company) of an irrevocable direction to a licensed securities broker acceptable to the Company to sell shares of Stock and to deliver all or part of the sales proceeds to the Company in payment of the Option Price and any withholding taxes described in **Section 17.3**.

11.4. Other Forms of Payment.

To the extent the Award Agreement so provides, payment of the Option Price or the Purchase Price for Restricted Stock may be made in any other form that is consistent with applicable laws, regulations and rules, including, but not limited to, the Company's withholding of shares of Stock otherwise due to the exercising Grantee.

12. TERMS AND CONDITIONS OF PERFORMANCE AWARDS

12.1. Performance Conditions.

The right of a Grantee to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions.

12.2. Performance Awards.

12.2.1. Performance Goals.

The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this **Section 12.2**. Performance goals shall be objective. The Committee may determine that such Performance Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise and/or settlement of such Performance Awards. Performance goals may, in the discretion of the Committee, be established on a Company-wide basis, or with respect to one or more business units, divisions, subsidiaries or business segments, as applicable. Performance goals may be absolute or relative (to the performance of one or more comparable companies or indices). The Committee may determine prospectively at the time that goals under this **Section 12** are established, the extent to which measurement of performance goals may exclude the impact of charges for restructuring, discontinued operations, extraordinary items, and other unusual non-recurring items, and the cumulative effects of tax or accounting changes (each as defined by generally accepted accounting principles and as identified in the Company's financial statements or other SEC filings). Performance goals may differ for Performance Awards granted to any one Grantee or to different Grantees.

12.2.2. Timing for Establishing Performance Goals.

Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Performance Awards, or at such other date as may be determined by the Committee in its discretion.

12.2.3. Settlement of Performance Awards; Other Terms.

Settlement of Performance Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards.

12.3. Determinations by Committee.

The Committee will make all determinations as to the establishment of performance goals, the amount of any Performance Award pool or potential individual Performance Awards and as to the achievement of performance goals relating to Performance Awards, and such determinations may be made in writing.

13. OTHER STOCK-BASED AWARDS

13.1. Grant of Other Stock-based Awards.

Other Stock-based Awards may be granted either alone or in addition to or in conjunction with other Awards under the Plan. Other Stock-based Awards may be granted in lieu of other cash or other compensation to which a Service Provider is entitled from the Company or may be used in the settlement of amounts payable in shares of Common Stock under any other compensation plan or arrangement of the Company. Subject to the provisions of the Plan, the Committee shall have the sole and complete authority to determine the persons to whom and the time or times at which such Awards shall be made, the number of shares of Common Stock to be granted pursuant to such Awards, and all other conditions of such Awards. Unless the Committee determines otherwise, any such Award shall be confirmed by an Award Agreement, which shall contain such provisions as the Committee determines to be necessary or appropriate to carry out the intent of this Plan with respect to such Award.

13.2. Terms of Other Stock-based Awards.

Any Common Stock subject to Awards made under this **Section 13** may not be sold, assigned, transferred, pledged or otherwise encumbered prior to the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses.

14. REQUIREMENTS OF LAW

14.1. General.

The Company shall not be required to sell or issue any shares of Stock under any Award if the sale or issuance of such shares would constitute a violation by the Grantee, any other individual exercising an Option, or the Company of any provision of any law or regulation of any governmental authority, including without limitation any federal or state securities laws or regulations. If at any time the Company shall determine, in its discretion, that the listing, registration or qualification of any shares subject to an Award upon any securities exchange or under any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance or purchase of shares hereunder, no shares of Stock may be issued or sold to the Grantee or any other individual exercising an Option pursuant to such Award unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company, and any delay caused thereby shall in no way affect the date of termination of the Award. Specifically, in connection with the Securities Act, upon the exercise of any Option or the delivery of any shares of Stock underlying an Award, unless a registration statement under such Act is in effect with respect to the shares of Stock covered by such Award, the Company shall not be required to sell or issue such shares unless the Board has received evidence satisfactory to it that the Grantee or any other individual exercising an Option may acquire such shares pursuant to an exemption from registration under the Securities Act. Any determination in this connection by the Board shall be final, binding, and conclusive. The Company may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Securities Act. The Company shall not be obligated to take any affirmative action in order to cause the exercise of an Option or the issuance of shares of Stock pursuant to the Plan to comply with any law or regulation of any governmental authority. As to any jurisdiction that expressly imposes the requirement that an Option shall not be exercisable until the shares of Stock covered by such Option are registered or are exempt from registration, the exercise of such Option (under circumstances in which the laws of such jurisdiction apply) shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

14.2. Rule 16b-3.

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act, it is the intent of the Company that Awards and the exercise of Options granted to officers and directors hereunder will qualify for the exemption provided by Rule 16b-3 under the Exchange Act. To the extent that any provision of the Plan or action by the Board or Committee does not comply with the requirements of Rule 16b-3, it shall be deemed inoperative to the extent permitted by law and deemed advisable by the Board, and shall not affect the validity of the Plan. In the event that Rule 16b-3 is revised or replaced, the Board may exercise its discretion to modify this Plan in any respect necessary to satisfy the requirements of, or to take advantage of any features of, the revised exemption or its replacement.

15. EFFECT OF CHANGES IN CAPITALIZATION

15.1. Changes in Stock.

If (i) the number of outstanding shares of Stock is increased or decreased or the shares of Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date or (ii) there occurs any spin-off, split-up, extraordinary cash dividend or other distribution of assets by the Company, the number and kinds of shares for which grants of Options and Other Stock-based Awards may be made under the Plan (including the per-Grantee maximums set forth in **Section 4**) shall be equitably adjusted by the Company; provided that any such adjustment shall comply with Section 409A. In addition, in the event of any such increase or decrease in the number of outstanding shares or other transaction described in clause (ii) above, the number and kind of shares for which Awards are outstanding and the Option Price per share of outstanding Options and SAR Exercise Price per share of outstanding SARs shall be equitably adjusted; provided that any such adjustment shall comply with Section 409A.

15.2. Effect of Certain Transactions.

Except as otherwise provided in an Award Agreement and subject to the provisions of **Section 15.3**, in the event of (a) the liquidation or dissolution of the Company or (b) a reorganization, merger, exchange or consolidation of the Company or involving the shares of Common Stock (a "**Transaction**"), the Plan and the Awards issued hereunder shall continue in effect in accordance with their respective terms, except that following a Transaction either (i) each outstanding Award shall be treated as provided for in the agreement entered into in connection with the Transaction or (ii) if not so provided in such agreement, each Grantee shall be entitled to receive in respect of each share of Common Stock subject to any outstanding Awards, upon exercise or payment or transfer in respect of any Award, the same number and kind of stock, securities, cash, property or other consideration that each holder of a share of Common Stock was entitled to receive in the Transaction in respect of a share of Common stock; provided, however, that, unless otherwise determined by the Committee, such stock, securities, cash, property or other consideration shall remain subject to all of the conditions, restrictions and performance criteria which were applicable to the Awards prior to such Transaction. Without limiting the generality of the foregoing, the treatment of outstanding Options and SARs pursuant to this **Section 15.2** in connection with a Transaction in which the consideration paid or distributed to the Company's shareholders is not entirely shares of common stock of the acquiring or resulting corporation may include the cancellation of outstanding Options and SARs upon consummation of the Transaction as long as, at the election of the Committee, (i) the holders of affected Options and SARs have been given a period of at least fifteen (15) days prior to the date of the consummation of the Transaction to exercise the Options or SARs (to the extent otherwise exercisable) or (ii) the holders of the affected Options and SARs are paid (in cash or cash equivalents) in respect of each Share covered by the Option or SAR being canceled an amount equal to the excess, if any, of the per share price paid or distributed to shareholders in the transaction (the value of any non-cash consideration to be determined by the Committee in its sole discretion) over the Option Price or SAR Exercise Price, as applicable. For avoidance of doubt, (1) the cancellation of Options and SARs pursuant to clause (ii) of the preceding sentence may be effected notwithstanding anything to the contrary contained in this Plan or any Award Agreement and (2) if the amount determined pursuant to clause (ii) of the preceding sentence is zero or less, the affected Option or SAR may be cancelled without any payment therefore. The treatment of any Award as provided in this **Section 15.2** shall be conclusively presumed to be appropriate for purposes of **Section 15.1**.

15.3. Change in Control.

15.3.1. Consequences of a Change in Control.

For Awards granted to non-employee members of the Board, upon a Change in Control all outstanding Awards that may be exercised shall become fully exercisable, all restrictions with respect to outstanding Awards shall lapse and become vested and non-forfeitable, and any specified performance goals with respect to outstanding Awards shall be deemed to be satisfied at the greater of (A) target or (B) the actual level of performance determined as if the applicable performance period had ended as of (y) the last trading day immediately preceding the Change in Control or (z) if determined by the Committee to be necessary or appropriate based on the applicable performance goal, as of another specified date preceding the Change in Control (e.g., the Company's preceding fiscal quarter end).

For Awards granted to any other Service Providers, either of the following provisions shall apply, depending on whether, and the extent to which, Awards are assumed, converted or replaced by the resulting entity in a Change in Control:

(i)   To the extent such Awards are not assumed, converted or replaced by the resulting entity in the Change in Control, then upon the Change in Control such outstanding Awards that may be exercised shall become fully exercisable, all restrictions with respect to such outstanding Awards, other than for Performance Awards, shall lapse and become vested and non-forfeitable, and for any outstanding Performance Awards:

a.   any specified performance goals with respect to such outstanding Awards shall be deemed to be satisfied at the greater of (A) target or (B) the actual level of performance determined as if the applicable performance period had ended as of (y) the last trading day immediately preceding the Change in Control or (z) if determined by the Committee to be necessary or appropriate based on the applicable performance goal, as of another specified date preceding the Change in Control (e.g., the Company's preceding fiscal quarter end); and

b.   the Award shall become vested pro rata based on the portion of the applicable performance period completed through the date of the Change in Control.

(ii)   To the extent such Awards are assumed, converted or replaced by the resulting entity in the Change in Control, then the Awards shall become fully exercisable, all restrictions with respect to such outstanding Awards shall lapse and become vested and non-forfeitable, and any specified performance goals with respect to such outstanding Awards shall be deemed to be satisfied at the greater of (A) target or (B) the actual level of performance determined as if the applicable performance period had ended as of (y) the last trading day immediately preceding the Change in Control or (z) if determined by the Committee to be necessary or appropriate based on the applicable performance goal, as of another specified date preceding the Change in Control (e.g., the Company's preceding fiscal quarter end), if, within one year after the date of the Change in Control, the Service Provider has a Separation from Service either (1) by the Company other than for "cause" (as defined in the applicable Award Agreement) or (2) by the Service Provider for "good reason" (if so provided in the applicable Award Agreement and, if so, as defined in the applicable Award Agreement).

15.3.2. Change in Control Defined.

"**Change in Control**" means:

(i)   Any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")) (a "**Person**"), becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (A) the then-outstanding shares of common stock of the Company (the "**Outstanding Company Common Stock**") or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "**Outstanding Company Voting Securities**"); provided, however, that, for purposes of this Section, the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, or (iv) any acquisition pursuant to a transaction that complies with clauses (A), (B) or (C) in paragraph (3) of this definition; or

(ii)   Individuals who, as of the Effective Date hereof, constitute the Board (the "**Incumbent Board**") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii)   Consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a "**Business Combination**"), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 50% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(iv)   Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, if it is determined that an Award hereunder is subject to the requirements of Section 409A and the Change in Control is a "payment event" under Section 409A for such Award, the Company will not be deemed to have undergone a Change in Control unless the Company is deemed to have undergone a "change in control event" pursuant to the definition of such term in Section 409A.

15.4. Adjustments.

Adjustments under this **Section 15** related to shares of Stock or securities of the Company shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. No fractional shares or other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share.

16. NO LIMITATIONS ON COMPANY

The making of Awards pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets.

17. TERMS APPLICABLE GENERALLY TO AWARDS GRANTED UNDER THE PLAN

17.1. Disclaimer of Rights.

No provision in the Plan or in any Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Company or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Company either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Company. In addition, notwithstanding anything contained in the Plan to the contrary, unless otherwise stated in the applicable Award Agreement, no Award granted under the Plan shall be affected by any change of duties or position of the Grantee, so long as such Grantee continues to be a Service Provider. The obligation of the Company to pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation to pay only those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Company to transfer any amounts to a third-party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of the Plan.

17.2. Nonexclusivity of the Plan.

Neither the adoption of the Plan nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals), including, without limitation, the granting of stock options as the Board in its discretion determines desirable.

17.3. Withholding Taxes.

The Company or an Affiliate, as the case may be, shall have the right to deduct from payments of any kind otherwise due to a Grantee any federal, state, or local taxes of any kind required by law to be withheld (i) with respect to the vesting of or other lapse of restrictions applicable to an Award, (ii) upon the issuance of any shares of Stock upon the exercise of an Option or SAR, or (iii) otherwise due in connection with an Award. At the time of such vesting, lapse, or exercise, the Grantee shall pay to the Company or the Affiliate, as the case may be, any amount that the Company or the Affiliate may reasonably determine to be necessary to satisfy such withholding obligation. Subject to the prior approval of the Company or the Affiliate, which may be withheld by the Company or the Affiliate, as the case may be, in its sole discretion, the Grantee may elect to satisfy such obligations, in whole or in part, (i) by causing the Company or the Affiliate to withhold the minimum required number of shares of Stock otherwise issuable to the Grantee as may be necessary to satisfy such withholding obligation or (ii) by delivering to the Company or the Affiliate shares of Stock already owned by the Grantee. The shares of Stock so delivered or withheld shall have an aggregate Fair Market Value equal to such withholding obligations. The Fair Market Value of the shares of Stock used to satisfy such withholding obligation shall be determined by the Company or the Affiliate as of the date that the amount of tax to be withheld is to be determined. A Grantee who has made an election pursuant to this **Section 17.3** may satisfy his or her withholding obligation only with shares of Stock that are not subject to any repurchase, forfeiture, unfulfilled vesting, or other similar requirements.

17.4. Captions.

The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or any Award Agreement.

17.5. Other Provisions.

Each Award Agreement may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Board, in its sole discretion. In the event of any conflict between the terms of an employment agreement and the Plan, the terms of the employment agreement govern.

17.6. Number and Gender.

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

17.7. Severability.

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

17.8. Governing Law.

The Plan shall be governed by and construed in accordance with the laws of the State of Washington without giving effect to the principles of conflicts of law, and applicable Federal law.

17.9. Section 409A.

The Plan is intended to comply with Section 409A to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the "short-term deferral period" as defined in Section 409A shall not be treated as deferred compensation unless applicable laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the Grantee's Separation from Service shall instead be paid on the first payroll date after the six-month anniversary of the Grantee's Separation from Service (or the Grantee's death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any excise tax or penalty on any Grantee under Section 409A and neither the Company nor the Committee will have any liability to any Grantee for such tax or penalty.

17.10. Separation from Service.

The Board shall determine the effect of a Separation from Service upon Awards, and such effect shall be set forth in the appropriate Award Agreement. Without limiting the foregoing, the Board may provide in the Award Agreements at the time of grant, or any time thereafter with the consent of the Grantee, the actions that will be taken upon the occurrence of a Separation from Service, including, but not limited to, accelerated vesting or termination, depending upon the circumstances surrounding the Separation from Service.

17.11. Transferability of Awards.

17.11.1. Transfers in General.

Except as provided in **Section 17.11.2**, no Award shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution, and, during the lifetime of the Grantee, only the Grantee personally (or the Grantee's personal representative) may exercise rights under the Plan.

17.11.2. Family Transfers.

If authorized in the applicable Award Agreement, a Grantee may transfer, not for value, all or part of an Award (other than Incentive Stock Options) to any Family Member. For the purpose of this **Section 17.11.2**, a "not for value" transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Grantee) in exchange for an interest in that entity. Following a transfer under this **Section 17.11.2**, any such Award shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer. Subsequent transfers of transferred Awards are prohibited except to Family Members of the original Grantee in accordance with this **Section 17.11.2** or by will or the laws of descent and distribution.

17.12. Dividends and Dividend Equivalent Rights.

Subject to **Section 15.1** with respect to stock dividends, outstanding Awards shall not be entitled to receive dividends or dividend equivalent rights.

17.13. Minimum Vesting Period.

Notwithstanding any other provision of the Plan to the contrary, Awards granted under the Plan that are payable in Shares will vest no earlier than the first anniversary of the Grant Date of the Award, except that this restriction shall not apply to: (a) Substitute Awards, (b) shares of Stock delivered in lieu of fully vested cash Awards, (iii) Awards to non-employee members of the Board (which may vest on the earlier of the one year anniversary of the Grant Date or the next annual meeting of shareholders that occurs prior to such first anniversary, but at least 50 weeks after the prior year's annual meeting of shareholders), (iv) Awards with respect to a maximum of 5% of the aggregate maximum number of shares of Stock specified in **Section 4.1**, subject to adjustment as provided in **Section 15.1**, and (v) Awards that may become vested upon a Separation from Service on account of a Grantee's death or Disability. Notwithstanding the minimum vesting required by the preceding sentence, the Committee may, in its discretion, provide for accelerated vesting or exercisability of an Award, or otherwise act to waive or lapse any restriction on an Award in connection with a Grantee's death or Disability.

The Plan was adopted by the Board of Directors on March 8, 2023 and was approved by the shareholders of the Company on May 31, 2023.

ZUMIEZ INC
2023 EMPLOYEE STOCK PURCHASE PLAN

1. PURPOSE AND EFFECTIVE DATE

The purpose of the Zumiez Inc. 2023 Employee Stock Purchase Plan (the "**Plan**") is to provide employees of Zumiez Inc., a Washington corporation (the "**Company**"), and certain of its subsidiaries described in Section 4 (individually a "**Participating Employer**" and collectively the "**Participating Employers**") with a strong incentive for individual creativity and contribution to ensure the future growth of the Participating Employers by enabling such employees to acquire shares of common stock of the Company (the "**Stock**"), in the manner contemplated by the Plan. Rights to purchase Stock offered pursuant to the Plan are a matter of separate inducement and not in lieu of any salary or other compensation for the services of any employee. The Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended (including all valid and binding governmental regulations, court decisions and other regulatory and judicial authority issued or rendered thereunder) (the "**Code**"), and shall be interpreted accordingly. The Plan shall become effective as determined by the Board of Directors of the Company (the "**Board**"), but no rights to purchase shares shall be exercised unless and until the Plan has been approved by the shareholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

2. AMOUNT OF STOCK SUBJECT TO THE PLAN; PAYMENT FOR SHARES

Subject to adjustment as provided herein, the total number of shares of Stock that may be issued pursuant to rights of purchase granted under the Plan shall not exceed 580,000 shares of authorized Stock. Such shares may be authorized but unissued shares. If a right of purchase under the Plan expires or is terminated unexercised for any reason, the shares as to which such right so expired or terminated again may be made subject to a right of purchase under the Plan.

3. ADMINISTRATION

(a) <u>General</u>. The Plan shall be administered by the Compensation Committee (the "**Committee**") of the Board or, in the absence of a Compensation Committee or in the event the Compensation Committee is not properly constituted, by the Board itself (in which case, references herein to the "Committee" include the Board). The Committee shall administer the Plan all as provided herein. The Committee shall hold meetings at such times and places as each may determine and may take action by unanimous written consent or by means of a meeting held by conference telephone call or similar communications equipment pursuant to which all persons participating in the meeting can hear each other. The Committee may request advice or assistance or employ such other persons as each deems necessary for proper administration of the Plan.

(b) <u>Delegation</u>. To the extent necessary or appropriate, the Committee may delegate any of its duties or responsibilities as they pertain to a Participating Employer to such Participating Employer. The Committee or any Participating Employer with the consent of the Committee may appoint or engage any person or persons as a third party administrator to perform ministerial functions pertaining to the issuance, accounting, recordkeeping, forfeiture, exercise, communication, transfer, or any other functions or activities necessary or appropriate to administer and operate the Plan (the "**plan administrator**").

(c) <u>Other</u>. Subject to the express provisions of the Plan and the requirements of applicable law, the Committee shall have authority, in its discretion, to determine when each offering hereunder of rights to purchase shares (hereinafter "**offering**") shall be made, the duration of each offering, the dates on which the purchase period for each offering shall begin and end, the total number of shares subject to each offering, the purchase price of shares subject to each offering and the exclusion of any employees pursuant to Section 4. Subject to the express provisions of the Plan, the Committee has authority (a) to construe offerings, the Plan and the respective rights to purchase shares, (b) to prescribe, amend and rescind rules and regulations relating to the Plan and (c) to make all other determinations necessary or advisable for administering the Plan. The determination of the Committee with respect to matters referred to in this Section 3 as within its province shall be final, binding, and conclusive on all persons.

4. ELIGIBILITY

No right to purchase shares shall be granted hereunder to a person who is not an employee of the Company or a subsidiary corporation, now existing or hereafter formed or acquired. As used in the Plan, the terms "**parent corporation**" and "**subsidiary corporation**" shall have the meanings respectively given to such terms in Sections 424(e) and 424(f) of the Code (*i.e.*, generally, corporations that, in an unbroken chain of corporations including the Company, are at least 50%-related to the Company based on total combined voting power). Each offering shall be made to all "**eligible employees**" of the Company and to all eligible employees of any of its subsidiary corporations to which participation in the Plan is extended by the Committee or its delegate from time to time in its discretion. Unless otherwise determined by the Committee, the following classes of employees shall be excluded from participation in an offering under the Plan: (i) employees whose customary employment is 20 hours or less per week; (ii) employees whose customary employment is for not more than 5 months in any calendar year; and (iii) employees who have been employed less than 5 consecutive months prior to the Offering Date. In addition, the following groups of employees shall be excluded from participation in an offering: (i) employees who are citizens or residents of a foreign jurisdiction if the grant of a right to purchase shares under the Plan or offering under the Plan is prohibited under the laws of such jurisdiction or if compliance with the laws of such foreign jurisdiction would cause the Plan or offering to violate the requirements of Section 424 of the Code; and (ii) any employee who, immediately after the grant of a right to purchase stock pursuant to an offering, owns stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or of any subsidiary or parent corporation of the Company (in determining stock ownership of an individual, the rules of Section 424(d) of the Code shall be applied; shares that the employee may purchase under outstanding rights of purchase and options shall be treated as stock owned by him; and the Committee may rely on representations of fact made to it by the employee and believed by them to be true).

5. OFFERINGS

(a)   Offering Period. The Committee may make grants to all eligible employees of the Participating Employers of rights to purchase shares under the terms hereinafter set forth. Unless otherwise provided by the express provisions of the Plan, the terms and conditions of each offering shall state its effective date (the "**Offering Date**"), shall define the duration of such offering and the purchase period thereunder (the last trading day of which is referred to herein as the "**Purchase Date**"), shall specify the number of shares that may be purchased thereunder, shall specify the purchase price for such shares and shall specify if any employees are excluded pursuant to Section 4. During the purchase period specified in the terms of an offering, payroll deductions shall be made from such employee's Eligible Compensation pursuant to Sections 6, 7 and 8. Any stated purchase period shall end no later than 27 months from the effective date of any offering hereunder.

(b)   Eligible Compensation. The measure of an employee's participation in an offering shall be such employee's Eligible Compensation. For purposes of the Plan, "**Eligible Compensation**" means and refers to an eligible employee's cash compensation paid through a Participating Employer's payroll system for personal services actually rendered in the course of employment. "Eligible Compensation" shall be limited to amounts received by the eligible employee during the period he or she is participating in the Plan and includes salary, wages and other incentive payments, amounts contributed by the eligible employee to any benefit plan maintained by a Participating Employer (including any 401(k) plan, 125 plan, or any other deferred compensation plan), overtime pay, commissions, draws against commissions, shift premiums, sick pay, vacation pay, and holiday pay, except to the extent that the exclusion of any such item (or a sub-set of any such item) is specifically directed by the Committee for all eligible employees. "Eligible Compensation" does not include any remuneration paid in a form other than cash, fringe benefits (including car allowances and relocation payments), employee discounts, expense reimbursement or allowances, long-term disability payments, workmen's compensation payments, welfare benefits, and any contributions that a Participating Employer makes to any benefit plan (including any 401(k) plan or any other welfare or retirement plan).

6. PARTICIPATION

An eligible employee may participate in an offering by enrolling (or, if the eligible employee previously discontinued participation in the Plan pursuant to Section 8, by re-enrolling) through the internet website of the plan administrator, or by otherwise completing an electronic enrollment form, prior to the Offering Date or, if the website or electronic enrollment form is unavailable, by completing a payroll deduction authorization form and forwarding it to the plan administrator during the enrollment period prior to the Offering Date. The employee must authorize a regular payroll deduction from the employee's Eligible Compensation. An employee shall be considered a "**Participant**" in the Plan as of the Offering Date immediately following his or her enrollment or re-enrollment in the manner specified above and shall continue as a Participant during such offering until the earlier to occur of (i) the first date of the payroll period immediately following the date on which the Participant properly registers a discontinuance to the payroll deduction authorization information then on file with the Committee, the Participating Employer or plan administrator, or as soon as administratively practicable after the first day of such payroll period, or (ii) the date on which the Participant is no longer an eligible employee. Except as the Committee may otherwise determine, an employee shall not automatically continue as a Participant in any subsequent offering unless the employee expressly re-enrolls for such offering prior to the applicable Offering Date.

7. DEDUCTIONS OR PAYMENTS

The Committee, or its designee, shall maintain a payroll deduction account for each Participant. With respect to any offering made under the Plan, a Participant may authorize a payroll deduction of any whole percentage up to a maximum of 15% of the Participant's Eligible Compensation he/she receives during the purchase period specified in an offering. Interest shall not be accrued, payable or credited under this Plan on any amount in the payroll deduction or other Plan account.

8. DEDUCTION OR PAYMENT CHANGES

A Participant may change or discontinue payroll deductions through the plan administrator's website or by otherwise completing an electronic election change form or, if the website is unavailable, by completing a new payroll deduction authorization form and forwarding it to the plan administrator. Any change shall become effective on the first Offering Date after the Participant properly registers the change of the payroll deduction authorization information then on file with the plan administrator, while any discontinuance shall become effective on the first day of the payroll period immediately following the date on which the Participant properly registers the discontinuance of such information, or as soon as administratively practicable after the first day of such payroll period. The Committee may establish limits on the number of times a Participant may be entitled to change or discontinue payroll deductions. Unless otherwise permitted by a third party plan administrator's procedures, if a Participant discontinues payroll deductions for an offering under the Plan, the Participant shall be deemed to have withdrawn from the offering pursuant to Section 9 below.

9. WITHDRAWAL OF FUNDS

A Participant may at any time and for any reason withdraw the entire cash balance then accumulated in such Participant's payroll deduction account and thereby withdraw from participating in an offering. Upon withdrawal of the cash balance in a payroll deduction or other account, such Participant shall cease to be eligible to participate in the offering pursuant to which the withdrawn funds were withheld or received. Partial withdrawals shall not be permitted. Any cash balance withdrawn in accordance with this Section 9 may not be transferred to any payroll deduction or other account maintained for the employee pursuant to another offering, whether under the Plan or under another such plan.

10. RIGHT OF PURCHASE — OPTION FOR A MAXIMUM NUMBER OF SHARES

The right of a Participant to purchase stock pursuant to an offering under the Plan shall be an "option" (and an offering shall be the "grant" of such option, with the Offering Date being the "grant date" of the option) to purchase no more than 5,000 shares (or such lower amount as otherwise provided under the Plan) during a purchase period.

11. MAXIMUM ALLOTMENT OF RIGHTS OF PURCHASE

Any right to purchase shares under the Plan shall be subject to the limitations of Section 423(b)(8) of the Code (generally limiting accrual of the right of any employee to purchase shares under all employee stock purchase plans of the Company and any subsidiary or parent corporation, qualified under Section 423 of the Code, to an annual rate of $25,000 in fair market value on the Offering Date).

12. PURCHASE PRICE

The purchase price for each share under each right of purchase granted pursuant to an offering shall be as established by the Committee and communicated in the offering consistent with the requirements of Section 423 of the Code, and shall not be less than an amount equal to the lower of (i) eighty-five percent (85%) of the Fair Market Value of the Stock on the Offering Date or (ii) eighty-five percent (85%) of the Fair Market Value of the Stock on the Purchase Date. For purposes of the Plan, "**Fair Market Value**" of a share of Stock as of a particular date means (1) if the Stock is listed on a national securities exchange, the closing or last price of the Stock on the composite tape or other comparable reporting system for the applicable date, or if the applicable date is not a trading day, the trading day immediately preceding the applicable date, or (2) if the shares of Stock are not then listed on a national securities exchange, or the value of such shares is not otherwise determinable, such value as deter-mined by the Board in good faith in its sole discretion.

13. METHOD OF PAYMENT

As of each Purchase Date, the payroll deduction account of each Participant for an offering period shall be totaled. On such Purchase Date such Participant shall purchase without any further action, the maximum number of whole shares of Stock (subject to the limitations provided in Sections 10 and 11) possible at a per share purchase price equal to the amount determined under Section 12, together with any fees or charges associated with such purchase, except as otherwise prohibited by law, that can be purchased with the funds in such Participant's payroll deduction account. The Participant's payroll deduction or other account shall be charged for the amount of the purchase and shares shall be issued for the benefit of the Participant as soon thereafter as practicable for the shares so purchased, which shares may be issued in nominee name. Except as otherwise prohibited by law, all funds in payroll deduction accounts may be used by the Company for its general corporate purposes as the Board shall determine. Any amount that remains in a Participant's payroll deduction account after a purchase (i.e., if not sufficient to purchase an additional whole share) shall be carried over for future purchases; however, any funds that remain in a Participant's payroll deduction account after applying the limitations of Sections 10 and 11 shall be returned to the Participant.

14. RIGHTS AS A SHAREHOLDER

Stock purchased under the Plan may be issued in either certificate or book entry form as determined by the Committee. A Participant shall have no rights as a shareholder with respect to any shares covered by a right of purchase until such Stock is issued to the benefit of such Participant, which Stock may be issued in nominee name. No adjustment will be made for dividends (ordinary or extraordinary, whether in cash or in other property) or distributions or other rights for which the record date is prior to the date such Stock is issued, except as provided in Section 16.

15. RIGHTS NOT TRANSFERABLE

Rights to purchase shares under the Plan are not transferable by a Participant and may be exercised only by such Participant during such Participant's lifetime otherwise than by will or laws of descent and distribution.

16. ADJUSTMENT OF SHARES

If any change is made in the number, class or rights of shares subject to the Plan or subject to any offering under the Plan (through merger, consolidation, reorganization, recapitalization, stock dividend, split-up, combination of shares, exchange of shares, issuance of rights to subscribe or other change in capital structure), appropriate adjustments shall be made as to the maximum number of shares subject to the Plan and the number of shares and price per share subject to outstanding rights of purchase as shall be equitable to prevent dilution or enlargement of such rights; provided, however, that any such adjustment shall comply with the rules of Section 424(a) of the Code if the transaction is one described in said Section 424(a); provided, further that in no event shall any adjustment be made that would render any offering other than an offering pursuant to an employee stock purchase plan within the meaning of Section 423 of the Code.

17. RETIREMENT, TERMINATION AND DEATH

In the event of a Participant's retirement or termination of employment, the amount in the Participant's payroll deduction or other Plan account shall be refunded to such Participant and the shares of Stock held for such Participant's benefit by the Plan shall upon request be issued to such Participant, and in the event of such Participant's death, such amount and Stock shall be paid and issued to such Participant's estate or as otherwise provided under applicable law.

18. AMENDMENT OF THE PLAN

This Plan may be amended at any time by the Committee, subject to the approval of the shareholders of the Company to the extent required by Section 423 of the Code, applicable law, or stock exchange listing standards.

19. TERMINATION OF THE PLAN

The Plan and all rights of employees hereunder shall terminate: (i) on the Purchase Date that participating employees become entitled to purchase a number of shares greater than the number of shares that remain available for purchase under the Plan; or (ii) in the discretion of the Committee, upon the completion of any purchase period. In the event that the Plan terminates under circumstances described in (i) above, shares remaining available for purchase under the Plan as of the termination date shall be issued to Participants on a pro rata basis. Any cash balances remaining in Participants' payroll deduction and other Plan accounts upon termination of the Plan shall be refunded as soon thereafter as practicable. The powers of the Committee provided by Section 3 to construe and administer any right to purchase shares granted prior to the termination of the Plan shall nevertheless continue after such termination.

20. LISTING OF SHARES AND RELATED MATTERS

If at any time the Committee shall determine, based on opinion of counsel, that the listing, registration or qualification of the shares covered by the Plan upon any national securities exchange or under any state or Federal or foreign law or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the sale or purchase of shares under the Plan, no shares will be sold, issued or delivered unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained, or otherwise provided for, free of any conditions not acceptable to counsel.

21. THIRD PARTY BENEFICIARIES

None of the provisions of the Plan shall be for the benefit of or enforceable by any creditor of a Participant. A Participant may not create a lien on any portion of the cash balance accumulated in such Participant's payroll deduction or other Plan account or on any shares covered by a right to purchase before a stock certificate for such shares is issued for such Participant's benefit.

22. GENERAL PROVISIONS

The Plan shall neither impose any obligation on the Company or on any subsidiary corporation to continue the employment of any Participant or eligible employee, nor impose any obligation on any Participant to remain in the employ of the Company or of any subsidiary corporation. For purposes of the Plan, an employment relationship shall be deemed to exist between an individual and a corporation if, at the time of the determination, the individual was an "employee" of such corporation within the meaning of Section 423(a)(2) of the Code and the regulations and rulings interpreting such Section. For purposes of the Plan, the transfer of an employee from employment with the Company to employment with a subsidiary of the Company, or vice versa, shall not be deemed a termination of employment of the employee. Subject to the specific terms of the Plan, all employees granted rights to purchase shares hereunder shall have the same rights and privileges.

23. GOVERNING LAW

Except where jurisdiction is exclusive to the federal courts or except as governed by federal law, the Plan and rights to purchase shares that may be granted hereunder shall be governed by and construed and enforced in accordance with the laws of the State of Washington.

Adopted by the Compensation Committee of the Board of Directors on March 7, 2023 and the full Board of Directors on March 8, 2023
Approved by Shareholders on May 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended: January 28, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 000-51300

ZUMIEZ INC.
(Exact name of Registrant as specified in its charter)

Washington	**91-1040022**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
4001 204th Street SW	
Lynnwood, Washington	**98036**
(Address of principal executive offices)	**(Zip Code)**

(425) 551-1500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	ZUMZ	Nasdaq Global Select

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of the last business day of the second fiscal quarter, July 30, 2022, was $410,960,446. At March 12, 2023, there were 19,489,583 shares outstanding of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report is incorporated by reference from the Registrant's definitive proxy statement, relating to the Annual Meeting of Shareholders scheduled to be held May 31, 2023, which definitive proxy statement will be filed not later than 120 days after the end of the fiscal year to which this report relates.

ZUMIEZ INC.
FORM 10-K
TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

ZUMIEZ INC.
FORM 10-K
PART I.

This Form 10-K contains forward-looking statements. These statements relate to our expectations for future events and future financial performance. Generally, the words “anticipates,” “expects,” “intends,” “may,” “should,” “plans,” “believes,” “predicts,” “potential,” “continue” and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements. These statements are only predictions. Actual events or results may differ materially. Factors which could affect our financial results are described in Item 1A below and in Item 7 of Part II of this Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. We undertake no duty to update any of the forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations.

We use a fiscal calendar widely used by the retail industry that results in a fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31. Each fiscal year consists of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. Fiscal 2023 will be the 53 week period ending February 3, 2024. Fiscal 2022 was the 52 week period ending January 28, 2023. Fiscal 2021 was the 52 week period ending January 29, 2022. Fiscal 2020 was the 52 week period ending January 30, 2021. Fiscal 2019 was the 52 week period ending February 1, 2020. Fiscal 2018 was the 52 week period ending February 2, 2019.

“Zumiez,” the “Company,” “we,” “us,” “its,” “our” and similar references refer to Zumiez Inc. and its wholly-owned subsidiaries.

Item 1. BUSINESS

Zumiez Inc., including its wholly-owned subsidiaries, is a leading specialty retailer of apparel, footwear, accessories and hardgoods for young men and women who want to express their individuality through the fashion, music, art and culture of action sports, streetwear and other unique lifestyles. Zumiez Inc. was formed in August 1978 and is a Washington State corporation.

We operate under the names Zumiez, Blue Tomato and Fast Times. We operate ecommerce websites at zumiez.com, zumiez.ca, blue-tomato.com and fasttimes.com.au. At January 28, 2023, we operated 758 stores; 608 in the United States (“U.S.”), 51 in Canada, 78 in Europe and 21 in Australia.

We acquired Blue Tomato in fiscal 2012. Blue Tomato is one of the leading European specialty retailers of apparel, footwear, accessories and hardgoods. We acquired Fast Times Skateboarding (“Fast Times”) in fiscal 2016. Fast Times is an Australian leading specialty retailer of hardgoods, accessories, apparel and footwear.

We employ a sales strategy that integrates our stores with our ecommerce platform to serve our customers. There is significant interaction between our store sales and our ecommerce sales channels and we believe that they are utilized in tandem by our customers. Our selling platforms bring the look and feel of an independent specialty shop through a distinctive store environment and high-energy sales personnel. We seek to staff our stores with store associates who are knowledgeable users of our products, which we believe provides our customers with enhanced customer service and supplements our ability to identify and react quickly to emerging trends and fashions. We design our selling platforms to appeal to teenagers and young adults and to serve as a destination for our customers. We believe that our distinctive selling platforms concepts and compelling economics will provide continued opportunities for growth in both new and existing markets.

We believe that our customers desire authentic merchandise and fashion that is rooted in the fashion, music, art and culture of action sports, streetwear and other unique lifestyles to express their individuality. We strive to keep our merchandising mix fresh by continuously introducing new brands, styles and categories of product. Our focus on a diverse collection of brands allows us to quickly adjust to changing fashion trends. We believe that our strategic mix of apparel, footwear, accessories and hardgoods, including skateboards, snowboards, bindings, components and other equipment, allows us to strengthen the potential of the brands we sell and helps to affirm our credibility with our customers. In addition, we supplement our merchandise mix with a select offering of private label apparel and products as a value proposition that we believe complements our overall merchandise selection.

Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and are critical to our continuing success.

Attractive Lifestyle Retailing Concept. We target a large population of young men and women, many of whom we believe are attracted to action sports, streetwear and other unique lifestyles and desire to express their personal independence and style through the apparel, footwear and accessories they wear and the equipment they use. We believe we have developed a brand image that our customers view as consistent with their attitudes, fashion tastes and identity and differentiates us in our market.

Differentiated Merchandising Strategy. We have created a highly differentiated global retailing concept by offering an extensive selection of current and relevant lifestyle brands encompassing apparel, footwear, accessories and hardgoods. The breadth of merchandise offered through our sales channels exceeds that offered by many of our competitors and includes some brands and products that are available only from us. Many of our customers desire to update their wardrobes and equipment as fashion trends evolve or the season dictates, providing us the opportunity to shift our merchandise selection seasonally. We believe that our ability to quickly recognize changing brand and style preferences and transition our merchandise offerings allows us to continually provide a compelling offering to our customers.

Deep-rooted Culture. We believe our culture and brand image enable us to successfully attract and retain high quality employees who are passionate and knowledgeable about the products we sell. We place great emphasis on customer service and satisfaction, and we have made this a defining feature of our corporate culture. To preserve our culture, we strive to promote from within and we provide our employees with the knowledge and tools to succeed through our comprehensive training programs and the empowerment to manage their stores to meet localized customer demand.

Distinctive Customer Experience. We strive to provide a convenient shopping environment that is appealing and clearly communicates our distinct brand image. We seek to integrate our store and digital shopping experiences to serve our customers whenever, wherever and however they choose to engage with us. We seek to attract knowledgeable sale associates who identify with our brand and are able to offer superior customer service, advice and product expertise. We believe that our distinctive shopping experience enhances our image as a leading source for apparel and equipment for action sports, streetwear and other unique lifestyles.

Disciplined Operating Philosophy. We have an experienced senior management team. Our management team has built a strong operating foundation based on sound retail principles that underlie our unique culture. Our philosophy emphasizes an integrated combination of results measurement, training and incentive programs, all designed to drive sales productivity to the individual store associate level. Our comprehensive training programs are designed to provide our employees with the knowledge and tools to develop leadership, communication, sales, and operational expertise. We believe that our merchandising team immersion in the lifestyles we represent, supplemented with feedback from our customers, store associates, and omni-channel leadership, allows us to consistently identify and react to emerging fashion trends. We believe that this, combined with our inventory planning and allocation processes and systems, helps us better manage markdown and fashion risk.

High-Impact, Integrated Marketing Approach. We seek to build relationships with our customers through a multi-faceted marketing approach that is designed to integrate our brand images with the lifestyles we represent. Our marketing efforts focus on reaching our customers in their environment and feature extensive grassroots digital and physical marketing events, as well as the Zumiez STASH loyalty program. Our marketing efforts incorporate local sporting and music event promotions, interactive contest sponsorships that actively involve our customers with our brands and products and various social network channels. Events and activities such as these provide opportunities for our customers to develop a strong identity with our culture and brands. Our STASH loyalty program allows us to learn more about our customer and serve their needs better. We believe that our ability to interact with our customer, and our immersion in the lifestyles we represent, allows us to build credibility with our customers and gather valuable feedback on evolving customer preferences.

Growth Strategy

We intend to expand our presence as a leading global specialty retailer of action sports, streetwear, and other unique lifestyles by:

Continuing to Generate Sales Growth through Existing Channels. We seek to maximize our comparable sales through our integrated store and online shopping experiences and offering our customers a broad and relevant selection of brands and products, including a unique customer experience through each interaction with our brand. We believe in driving to the optimum store count in each physical geography that we operate in and optimizing comparable sales within these markets between physical and digital to drive total trade area sales growth.

Enhancing our Brand Awareness through Continued Marketing and Promotion. We believe that a key component of our success is the brand exposure that we receive from our marketing events, promotions, and activities that embody the unique lifestyles of our customers. These are designed to assist us in increasing brand awareness in our existing markets and expanding into new markets by strengthening our connection with our target customer base. We also use our STASH loyalty program to increase brand engagement and enhance brand creditability. We believe that our marketing efforts have also been successful in generating and promoting interest in our product offerings. In addition, we use our ecommerce presence to further increase our brand awareness. We plan to continue to expand our integrated marketing efforts by promoting more events and activities in our existing and new markets. We also benefit from branded vendors' marketing.

Opening or Acquiring New Store Locations. We believe our brand has appeal that provides select store expansion opportunities, particularly within our international markets. During the last three fiscal years, we have opened 67 new stores consisting of 32 stores in fiscal 2022, 23 stores in fiscal 2021 and 12 stores in fiscal 2020. We have successfully opened stores in diverse markets throughout the U.S. and internationally, which we believe demonstrates the portability and growth potential of our concepts. To take advantage of what we believe to be a compelling economic store model, we plan to open approximately 23 new stores in fiscal 2023, including stores in our existing markets and in new markets internationally. The number of anticipated store openings may increase or decrease due to market conditions and other factors. Our goal in opening stores is to not have one more store than needed to serve all our customers within a trade area.

Merchandising and Purchasing

Our goal is to be viewed by our customers as the definitive source of merchandise for their unique lifestyles across all channels in which we operate. We believe that the breadth of merchandise that we offer our customers, which includes apparel, footwear, accessories, and hardgoods, exceeds that offered by many other specialty stores at a single location, and makes us a single-stop purchase destination for our target customers.

We seek to identify fashion trends as they develop and to respond in a timely manner with a relevant product assortment. We strive to keep our merchandising mix fresh by continuously introducing new brands or styles in response to the evolving desires of our customers. Our merchandise mix may vary by region, country and season, reflecting the preferences and seasons in each market.

We believe that offering an extensive selection of current and relevant brands in sports, fashion, music and art is integral to our overall success. No single third-party brand that we carry accounted for more than 6.3%, 7.9% and 9.4% of our net sales in fiscal 2022, 2021 and 2020, respectively. We believe that our strategic mix of apparel, footwear, accessories and hardgoods allows us to strengthen the potential of the brands we sell and affirms our credibility with our customers.

We believe that our ability to maintain an image consistent with the unique lifestyles of our customers is important to our key vendors. Given our scale and market position, we believe that many of our key vendors view us as an important retail partner. This position helps ensure our ability to procure a relevant product assortment and quickly respond to the changing fashion interests of our customers. Additionally, we believe we are presented with a greater variety of products and styles by some of our vendors, as well as certain specially designed items that we exclusively distribute. We supplement our merchandise assortment with a select offering of private label products across many of our product categories. Our private label products complement the branded products we sell, and some of our private label brands allow us to cater to the more value-oriented customer. For fiscal 2022, 2021 and 2020, our private label merchandise represented 18.4%, 13.3%, and 11.4% of our net sales, respectively.

We have developed a disciplined approach to buying and a dynamic inventory planning and allocation process to support our merchandise strategy. We utilize a broad vendor base that allows us to shift our merchandise purchases as required to react quickly to changing consumer demands and market conditions. We manage the purchasing and allocation process by reviewing branded merchandise lines from new and existing vendors, identifying emerging fashion trends and selecting branded merchandise styles in quantities, colors and sizes to meet inventory levels established by management. We coordinate inventory levels in connection with individual stores' sales strength, our promotions and seasonality. We utilize a localized fulfillment strategy to fulfill the vast majority of our ecommerce orders through our stores to enhance customer experience, maximize inventory productivity and reduce shipping time.

Our merchandising staff remains in tune with the fashion, music, art and culture of action sports, streetwear and other unique lifestyles by participating in lifestyles we support, attending relevant events and concerts, watching related programming and reading relevant publications and social network channels. In order to identify evolving trends and fashion preferences, our staff spends considerable time analyzing sales data, gathering feedback from our stores and customers, shopping in key markets and soliciting input from our vendors. With a global footprint, we are able to identify trends that emerge all over the world.

We source our private label merchandise from primarily foreign manufacturers around the world. We have cultivated our private label sources with a view towards high quality merchandise, production reliability and consistency of fit. We believe that our knowledge of fabric and production costs combined with a flexible sourcing base enables us to source high-quality private label goods at favorable costs.

Stores

Store Locations. At January 28, 2023, we operated 758 stores in the following locations:

United States and Puerto Rico - 608 Stores

Alabama	4	Indiana	10	Nebraska	3	Rhode Island	2
Alaska	3	Iowa	4	New Hampshire	6	South Carolina	6
Arizona	11	Kansas	3	New Jersey	19	South Dakota	2
Arkansas	2	Kentucky	4	New Mexico	5	Tennessee	9
California	92	Louisiana	6	New York	31	Texas	48
Colorado	19	Maine	3	Nevada	10	Utah	14
Connecticut	9	Maryland	11	North Carolina	14	Vermont	1
Delaware	4	Massachusetts	10	North Dakota	4	Virginia	14
Florida	38	Michigan	14	Ohio	14	Washington	22
Georgia	17	Minnesota	11	Oklahoma	6	West Virginia	2
Hawaii	7	Mississippi	4	Oregon	13	Wisconsin	13
Idaho	6	Missouri	7	Pennsylvania	22	Wyoming	2
Illinois	17	Montana	5	Puerto Rico	5		

Canada - 51 Stores

Alberta	8	New Brunswick	1	Saskatchewan	2
British Columbia	12	Nova Scotia	2		
Manitoba	2	Ontario	24		

Europe - 78 Stores

Austria	18	Netherlands	4	Switzerland	12
Finland	7	Norway	3		
Germany	32	Sweden	2		

Australia - 21 Stores

New South Wales	4
Queensland	6
South Australia	2
Victoria	9

The following table shows the number of stores (excluding temporary stores that we operate from time to time for special or seasonal events) opened, acquired and permanently closed in each of our last three fiscal years:

Fiscal Year	Stores Opened	Stores Closed (1)	Total Number of Stores End of Year
2022	32	13	758
2021	23	5	739
2020	12	9	721

(1) Store closures above do not include short-term closures due to the impact of the novel coronavirus ("COVID-19") pandemic.

Store Design and Environment. We design our stores to create a distinctive and engaging shopping environment that we believe resonates with our customers. Our stores feature an industrial look, dense merchandise displays, lifestyle focused posters and signage and popular music, all of which are consistent with the look and feel of an independent specialty shop. Our stores are designed to encourage our customers to shop for longer periods of time, to interact with each other and our store associates and to visit our stores more frequently. Our stores are constructed and finished to allow us to efficiently shift merchandise displays throughout the year as the season dictates. At January 28, 2023, our stores averaged approximately 2,914 square feet. All references in this Annual Report on Form 10-K to square footage of our stores refers to gross square footage, including retail selling, storage and back-office space.

Expansion Opportunities and Site Selection. In selecting a location for a new store, we target high-traffic locations with suitable demographics and favorable lease terms. We generally locate our stores in areas in which other teen and young adult-oriented retailers have performed well. We focus on evaluating the market specific competitive environment for potential new store locations. We seek to diversify our store locations regionally and by caliber of mall or shopping area. For mall locations, we seek locations near busy areas of the mall such as food courts, movie theaters, game stores and other popular teen and young adult retailers.

Store Management, Operations and Training. We believe that our success is dependent in part on our ability to attract, train, retain and motivate qualified employees at all levels of our organization. We have developed a corporate culture that we believe empowers the individual store managers to make store-level business decisions and consistently rewards their success. We are committed to improving the skills and careers of our workforce and providing advancement opportunities for employees.

We believe we provide our managers with the knowledge and tools to succeed through our comprehensive training programs and the flexibility to manage their stores to meet customer demands. While general guidelines for our merchandise assortments, store layouts and in-store visuals are provided by our home offices, we give our managers substantial discretion to tailor their stores to the individual market and empower them to make store-level business decisions. We design group training programs for our managers to improve both operational expertise and supervisory skills.

Our store associates generally have an interest in the fashion, music, art and culture of the lifestyle we support and are knowledgeable about our products. Through our training, evaluation and incentive programs, we seek to enhance the productivity of our store associates. These programs are designed to promote a competitive, yet fun, culture that is consistent with the unique lifestyles we seek to promote.

Marketing and Advertising

We seek to reach our target customer audience through a multi-faceted marketing approach that is designed to integrate our brand image with the lifestyles we represent. Our marketing efforts focus on reaching our customers in their environment, and feature extensive physical and digital grassroots marketing events, which give our customers an opportunity to experience and participate in the lifestyles we offer. Our grassroots marketing events are built around the demographics of our customer base and offer an opportunity for our customers to develop a strong identity with our brands and culture.

We have a customer loyalty program, the Zumiez STASH, which allows members to earn points for purchases or performance of certain activities. The points can be redeemed for a broad range of rewards, including product and experiential rewards. Our marketing efforts also incorporate local sporting and music event promotions, advertising in magazines popular with our target market, interactive contest sponsorships that actively involve our customers with our brands and products, the Zumiez STASH, catalogs and various social network channels. We believe that our immersion in action sports, streetwear and other unique lifestyles allows us to build credibility with our target audience and gather valuable feedback on evolving customer preferences.

Distribution and Fulfillment

Timely and efficient distribution of merchandise to our stores is an important component of our overall business strategy. Domestically, our distribution center is located in Corona, California. At this facility, merchandise is inspected, allocated to stores and distributed to our stores and customers. Each store is typically shipped merchandise five times a week, providing our stores with a steady flow of new merchandise. We utilize a localized fulfillment strategy in which we use our domestic store network to provide fulfillment services for the vast majority of online customer purchases.

Internationally, we operate distribution centers located in Delta, Canada, Graz, Austria, and Melbourne, Australia to support our operations in Canada, Europe and Australia, respectively. Each of our international entities are progressing toward full localized fulfillment and are in various states of implementation.

Management Information Systems

Our management information systems provide integration of store, online, merchandising, distribution, financial and human resources functions. The systems include applications related to point-of-sale, inventory management, supply chain, planning, sourcing, merchandising and financial reporting. We continue to invest in technology to align these systems with our business requirements and to support our continuing growth.

Competition

The teenage and young adult retail apparel, hardgoods, footwear and accessories industry is highly competitive. We compete with other retailers for vendors, customers, suitable store locations and qualified store associates, management personnel, online marketing content, social media engagement and ecommerce traffic. In the softgoods market, which includes apparel, footwear and accessories, we currently compete with other teenage and young adult focused retailers. In addition, in the softgoods market we compete with independent specialty shops, department stores, vendors that sell their products directly to the retail market, non-mall retailers and ecommerce retailers. In the hardgoods market, which includes skateboards, snowboards, bindings, components and other equipment, we compete directly or indirectly with the following categories of companies: other specialty retailers, such as local snowboard and skate shops, large-format sporting goods stores and chains, vendors who sell their products directly to the retail market and ecommerce retailers.

Competition in our sector is based on, among other things, merchandise offerings, store location, price, and the ability to identify with the customer. We believe that our ability to compete favorably with our competitors is due to our differentiated merchandising strategy, compelling store environment and deep-rooted culture.

Seasonality

Historically, our operations have been seasonal, with the largest portion of net sales and net income occurring in the third and fourth fiscal quarters, reflecting increased demand during the back-to-school and winter holiday selling seasons. During fiscal 2022, approximately 54% of our net sales occurred in the third and fourth quarters combined. As a result of this seasonality, any factors negatively affecting us during the last half of the year, including unfavorable economic conditions, adverse weather or our ability to acquire seasonal merchandise inventory, could have a material adverse effect on our financial condition and results of operations for the entire year. Our quarterly results of operations may also fluctuate based upon such factors as the timing of certain holiday seasons, the popularity of seasonal merchandise offered, the timing and amount of markdowns, competitive influences and the number and timing of new store openings, remodels and closings.

Trademarks

The "Zumiez", "Blue Tomato" and "Fast Times" trademarks and certain other trademarks, have been registered, or are the subject of pending trademark applications, with the U.S. Patent and Trademark Office and with the registries of certain foreign countries. We regard our trademarks as valuable and intend to maintain such marks and any related registrations and vigorously protect our trademarks. We also own numerous domain names, which have been registered with the Corporation for Assigned Names and Numbers.

Employees

At January 28, 2023, we employed approximately 2,600 full-time and approximately 6,800 part-time employees globally. However, the number of part-time employees fluctuates depending on our seasonal needs and generally increases during peak selling seasons, particularly the back-to-school and the winter holiday seasons. None of our employees are represented by a labor union and we believe that our relationship with our employees is positive.

We believe in delivering quality employment experiences at all levels within the Company. In that regard, every year we create thousands of career opportunities in our stores for individuals who are just beginning their professional careers and who are driven to develop new skills in an environment centered around teaching and learning. Many of these opportunities are provided to our part-time sales associates, who on average are approximately 19 years of age, and are often furthering their career through concurrent education and/or additional employment opportunities.

The Zumiez culture is built on a set of shared values that have been in place since the inception of the business. These shared values include empowered managers, teaching and learning, competition, recognition, and fairness and honesty. Our culture strives to integrate quality teaching and learning experiences throughout the organization. We do this through a comprehensive training program, which primarily focuses on sales, management and customer service training in our stores and is more focused on professional development in our home office. Our training programs have been developed internally and are almost exclusively taught internally by Zumiez employees to Zumiez employees. The training programs have been developed to empower our employees to make good business decisions.

We believe Zumiez is a place where people have a voice, will be heard, and have bias-free opportunities. Accordingly, our work place is built upon the foundation of inclusion and equity where its people are diverse in their backgrounds, communities, and points of view, yet all share the same core cultural values of working hard, giving back and empowering others. In this regard, we strive for our employees within a trade area to be reflective of the communities they serve. Pay equity, meaning pay parity between employees performing similar job duties, without regard for race or gender, is a base line component of this focus on inclusion and equity and something we evaluate as part of our pay practice procedures.

Financial Information about Segments

See Note 18, "Segment Reporting," in the Notes to Consolidated Financial Statements found in Part IV Item 15 of this Form 10-K, for information regarding our segments, product categories and certain geographical information.

Available Information

Our principal website address is www.zumiez.com. We make available, free of charge, our proxy statement, annual report to shareholders, annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission ("SEC") at http://ir.zumiez.com. Information available on our website is not incorporated by reference in, and is not deemed a part of, this Form 10-K. The SEC maintains a website that contains electronic filings by Zumiez and other issuers at www.sec.gov. In addition, the public may read and copy any materials Zumiez files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Item 1A.   RISK FACTORS

Investing in our securities involves a high degree of risk. The following risk factors, issues and uncertainties should be considered in evaluating our future prospects. In particular, keep these risk factors in mind when you read "forward-looking" statements elsewhere in this report. Forward-looking statements relate to our expectations for future events and time periods. Generally, the words "anticipates," "expects," "intends," "may," "should," "plans," "believes," "predicts," "potential," "continue" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements. Any of the following risks could harm our business, operating results or financial condition and could result in a complete loss of your investment. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also harm our business and financial condition in the future.

U.S. and global economic and political uncertainty, coupled with cyclical economic trends in retailing, could have a material adverse effect on our results of operations.

Our retail market historically has been subject to substantial cyclicality. As the U.S. and global economic and political conditions change, the trends in discretionary consumer spending become unpredictable and discretionary consumer spending could be reduced due to uncertainties about the future. Economic and consumer confidence can also be affected by a variety of factors, including housing prices, unemployment rates and inflation. When disposable income decreases or discretionary consumer spending is reduced due to a decline in consumer confidence, purchases of apparel and related products may decline. A deterioration in macroeconomic conditions or consumer confidence or uncertainty in the U.S. and global economies and political environment could have a material adverse impact on our results of operations and financial position.

In times when there is a decline in disposable income and consumer confidence, there could be a trend to consumers seeking more inexpensive or value-oriented merchandise. As a retailer that sells a substantial majority of branded merchandise, this could disproportionately impact us more than vertically integrated private label retailers or we may be forced to rely on promotional sales to compete in our market which could have a material adverse effect on our financial position.

The novel coronavirus (COVID-19) global pandemic could continue to have a material impact on our business.

Since being declared a pandemic by the World Health Organization in March 2020, COVID-19 has negatively impacted global economies, disrupted consumer spending and global supply chains, and created significant volatility and disruption of financial markets. The COVID-19 global pandemic could continue to have a material impact on our business, including our results of operations, financial condition and liquidity. The duration and severity of the COVID-19 pandemic will determine its ongoing impact on our business, including our ability to execute business strategies and initiatives in their expected time frame, the effect on our suppliers and disruptions to the global supply chain, and the ability of our customers to pay for our services and products.

A resurgence in the spread of COVID-19, or its variants, could force the closure of our retail stores globally, as we saw in the first quarter of 2020. We could also experience store closures on a regional basis, like we have seen in 2020 and 2021. We may face long term store closure requirements and other operational restrictions with respect to some or all of our physical locations for prolonged periods of time due to, among other factors, evolving and increasingly stringent governmental restrictions, public health directives, quarantine policies, or social distancing measures, resulting in a materially adverse impact to our financial results.

With store closures not withstanding, consumer fears about becoming ill with the virus may persist, adversely affecting traffic to our stores. Consumer spending may also be negatively impacted by general economic downturn and decreased consumer confidence resulting from the COVID-19 global pandemic. This may negatively impact sales in our stores and our ecommerce channel. The potential reduction in consumer visits to our stores, caused by COVID-19, and any decreased spending at retail stores or online caused by a lack of consumer confidence and spending following the pandemic, could result in a loss of sales and profits.

A rise in the spread of COVID-19 also has the potential to significantly impact our supply chain if manufacturers of our products, distribution centers where we manage our inventory, or operations of our logistics and other service providers are disrupted, temporarily closed or experience worker shortages.

Due to the seasonality of our business, widespread closures during peak shopping periods could disproportionally impact financial results. The inability to effectively adapt to changes in consumer behavior could result in excess inventory and adversely impact financial results. We may experience adverse effects of prolonged operating restrictions related to in-person marketing and training events.

The COVID-19 pandemic's impact on macroeconomic conditions could alter the functioning of financial and capital markets, foreign currency exchange rates, commodity prices, and interest rates. After the COVID-19 global pandemic has settled, we may continue to experience adverse impacts to our business as a result of evolving macroeconomic factors, including general economic uncertainty, unemployment rates, high inflation, recessionary pressures and any actual economic recession that has occurred or may occur in the future.

The extent of the impact of the COVID-19 global pandemic on our business remains uncertain and difficult to predict, given the innumerable unknowns regarding the duration and severity of the pandemic.

Failure to anticipate, identify and respond to changing fashion trends, customer preferences and other fashion-related factors could have a material adverse effect on us.

Customer tastes and fashion trends in our market are volatile and tend to change rapidly. Our success depends on our ability to effectively anticipate, identify and respond to changing fashion tastes and consumer preferences, and to translate market trends into appropriate, saleable product offerings in a timely manner. If we are unable to successfully anticipate, identify or respond to changing styles or trends and misjudge the market for our products or any new product lines, including adequately anticipating the correct mix and trends of our private label merchandise, our sales may be lower than predicted and we may be faced with a substantial amount of unsold inventory or missed opportunities. In response to such a situation, we may be forced to rely on markdowns or promotional sales to dispose of excess or slow-moving inventory, which could have a material adverse effect on our results of operations.

We may be unable to compete favorably in the highly competitive retail industry, and if we lose customers to our competitors, our sales could decrease.

The teenage and young adult retail apparel, footwear, accessories and hardgoods industry is highly competitive. We compete with other retailers for vendors, teenage and young adult customers, suitable store locations, qualified store associates, management personnel, online marketing content, social media engagement and ecommerce traffic. Some of our competitors are larger than we are and have substantially greater financial and marketing resources, including advanced ecommerce market capabilities. Additionally, some of our competitors may offer more options for free and/or expedited shipping for ecommerce sales. Direct competition with these and other retailers may increase significantly in the future, which could require us, among other things, to lower our prices and could result in the loss of our customers. Current and increased competition could have a material adverse effect on our business, results of operations and financial condition.

Most of our merchandise is produced by foreign manufacturers; therefore, the availability, quality and costs of our merchandise may be negatively affected by risks associated with international trade and other international conditions.

Most of our merchandise is produced by manufacturers around the world. Some of these facilities are located in regions that may be affected by natural disasters, public health concerns, or emergencies, such as COVID-19 and other communicable diseases or viruses, political instability or other conditions that could cause a disruption in trade. Trade restrictions such as increased tariffs or quotas, or both, could also increase the cost and reduce the supply of merchandise available to us. Any reduction in merchandise available to us or any increase in its cost due to tariffs, quotas or local issues that disrupt trade could have a material adverse effect on our results of operations. This includes costs to comply with regulatory developments regarding the use of "conflict minerals," certain minerals originating from the Democratic Republic of Congo and adjoining countries, which may affect the sourcing and availability of raw materials used by manufacturers and subject us to increased costs associated with our products, processes or sources of our inputs. Our business could be adversely affected by disruptions in the supply chain, such as strikes, work stoppages, or port closures.

A decrease in consumer traffic could cause our sales to be less than expected.

We depend heavily on generating customer traffic to our stores and websites. This includes locating many of our stores in prominent locations within successful shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. Our stores benefit from the ability of a mall's "anchor" tenants, generally large department stores and other area attractions, to generate consumer traffic in the vicinity of our stores and the continuing popularity of malls as shopping destinations. In addition, some malls that were in prominent locations when we opened our stores may cease to be viewed as prominent. If this trend continues or if the popularity of mall shopping continues to decline generally among our customers, our sales may decline, which would impact our results of operations. Additionally, we may experience other risks associated with operating leases, such as lease termination or impairment of operating lease right-of-use assets. These risks may include circumstances that are not within our control, such as changes in fair market rent. Furthermore, we depend on generating increased traffic to our ecommerce business and converting that traffic into sales. This requires us to achieve expected results from our marketing and social media campaigns, accuracy of data analytics, reliability of our website, network, and transaction processing and a high-quality online customer experience. Our sales volume and customer traffic in our stores and on our websites generally could be adversely affected by, among other things, economic downturns, competition from other ecommerce retailers, non-mall retailers and other malls, increases in gasoline prices, fluctuations in exchange rates in border or tourism-oriented locations and the closing or decline in popularity of other stores in the malls in which we are located. Also, geopolitical events, including the threat of terrorism, or widespread health emergencies, such as COVID-19 and other communicable diseases, viruses, or pandemics, could cause people to avoid our stores in shopping malls and alter consumer trends. An uncertain economic outlook or continued bankruptcies of mall-based retailers could curtail new shopping mall development, decrease shopping mall and ecommerce traffic, reduce the number of hours that shopping mall operators keep their shopping malls open or force them to cease operations entirely. A reduction in consumer traffic to our stores or websites could have a material adverse effect on our business, results of operations and financial condition.

Our growth strategy depends on our ability to grow customer engagement in our current markets and expand into new markets, which could strain our resources and cause the performance of our existing business to suffer.

Our growth largely depends on our ability to optimize our customer engagement in our current trade areas and operate successfully in new geographic markets. However, our ability to open stores in new geographic markets, including international locations, is subject to a variety of risks and uncertainties, and we may be unable to open new stores as planned or have access to desirable lease space, and any failure to successfully open and operate in new markets could have a material adverse effect on our results of operations. We intend to continue to open new stores in future years, while remodeling a portion of our existing store base such that we have the optimum number of stores in any given trade area. The expansion into new markets may present competitive, merchandising, hiring and distribution challenges that are different from those currently encountered in our existing markets. In addition, our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our individual stores and our overall business. In addition, successful execution of our growth strategy may require that we obtain additional financing, and we may not be able to obtain that financing on acceptable terms or at all.

Failure to successfully integrate any businesses that we acquire could have an adverse impact on our results of operations and financial performance.

We may, from time to time, acquire businesses, such as our acquisition of Blue Tomato and Fast Times. We may experience difficulties in integrating any businesses we may acquire, including their stores, websites, facilities, personnel, financial systems, distribution, operations and general operating procedures, and any such acquisitions may also result in the diversion of our capital and our management's attention from other business issues and opportunities. If we experience difficulties in integrating acquisitions or if such acquisitions do not provide the benefits that we expect to receive, we could experience increased costs and other operating inefficiencies, which could have an adverse effect on our results of operations and overall financial performance.

Our plans for international expansion include risks that could have a negative impact on our results of operations.

We plan to continue to open new stores in the Canadian, European and Australian markets. We may continue to expand internationally into other markets, either organically or through additional acquisitions. International markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing U.S. market. As a result, operations in international markets may be less successful than our operations in the U.S. Additionally, consumers in international markets may not be familiar with us or the brands we sell, and we may need to build brand awareness in the markets. Furthermore, we have limited experience with the legal and regulatory environments and market practices in new international markets and cannot guarantee that we will be able to penetrate or successfully operate in these new international markets. We also expect to incur additional costs in complying with applicable foreign laws and regulations as they pertain to both our products and our operations. Accordingly, for the reasons noted above, our plans for international expansion include risks that could have a negative impact on our results of operations.

Our sales and inventory levels fluctuate on a seasonal basis. Accordingly, our quarterly results of operations are volatile and may fluctuate significantly.

Our quarterly results of operations have fluctuated significantly in the past and can be expected to continue to fluctuate significantly in the future. Our sales and profitability are typically disproportionately higher in the third and fourth fiscal quarters of each fiscal year due to increased sales during the back-to-school and winter holiday shopping seasons. Sales during these periods cannot be used as an accurate indicator of annual results. As a result of this seasonality, any factors negatively affecting us during the last half of the year, including unfavorable economic conditions, adverse weather or our ability to acquire seasonal merchandise inventory, could have a material adverse effect on our financial condition and results of operations for the entire year. In addition, in order to prepare for the back-to-school and winter holiday shopping seasons, we must order and keep in stock significantly more merchandise than we carry during other times of the year. Any unanticipated decrease in demand for our products during these peak shopping seasons could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, results of operations and financial condition.

Our quarterly results of operations are affected by a variety of other factors, including:

- the timing of new store openings and the relative proportion of our new stores to mature stores;

- whether we are able to successfully integrate any new stores that we acquire and the presence of any unanticipated liabilities in connection therewith;

- fashion trends and changes in consumer preferences;

- calendar shifts of holiday or seasonal periods;

- changes in our merchandise mix;

- timing of promotional events;

- general economic conditions and, in particular, the retail sales environment;

- actions by competitors or mall anchor tenants;

- weather conditions;

- the level of pre-opening expenses associated with our new stores; and

- inventory shrinkage beyond our historical average rates.

If our information systems fail to function effectively, or do not scale to keep pace with our planned growth, our operations could be disrupted and our financial results could be harmed.

If our information systems, including hardware and software, do not work effectively, this could adversely impact the promptness and accuracy of our transaction processing, financial accounting and reporting and our ability to manage our business and properly forecast operating results and cash requirements. Additionally, we rely on third-party service providers for certain information systems functions. If a service provider fails to provide the data quality, communications capacity or services we require, the failure could interrupt our services and could have a material adverse effect on our business, financial condition and results of operations. To manage the anticipated growth of our operations and personnel, we may need to continue to improve our operational and financial systems, transaction processing, procedures and controls, and in doing so could incur substantial additional expenses that could impact our financial results.

If we fail to meet the requirements to adequately maintain the privacy and security of personal data and business information, we may be subjected to adverse publicity, litigation and significant expenses.

Information systems are susceptible to an increasing threat of continually evolving cybersecurity risks. If we fail to maintain or adequately maintain security systems, devices and activity monitoring to prevent unauthorized access to our network, systems and databases containing confidential, proprietary and personally identifiable information, we may be subject to additional risk of adverse publicity, litigation or significant expense. Nevertheless, if unauthorized parties gain access to our networks, systems or databases, they may be able to steal, publish, delete or modify confidential information. In such circumstances, we could be held liable to our customers or other parties or be subject to regulatory or other actions for breaching privacy rules and we may be exposed to reputation damage and loss of customers' trust and business. This could result in costly investigations and litigation, civil or criminal penalties and adverse publicity that could adversely affect our financial condition, results of operations and reputation. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional resources, train employees and engage third-parties. Further, the regulatory environment surrounding information security, cybersecurity and privacy is increasingly demanding. If we are unable to comply with the new and changing security standards, we may be subject to fines, restrictions and financial exposure, which could adversely affect our retail operations.

Significant fluctuations and volatility in the cost of raw materials, global labor, shipping and other costs related to the production of our merchandise may have a material adverse effect on our business, results of operations and financial conditions.

Increases in the cost of raw materials, global labor costs, freight costs and other shipping costs in the production and transportation of our merchandise can result in higher costs for this merchandise. The costs for these products are affected by weather, consumer demand, government regulation, speculation on the commodities market and other factors that are generally unpredictable and beyond our control. Our gross profit and results of operations could be adversely affected to the extent that the selling prices of our products do not increase proportionately with the increases in the costs of raw materials. Increasing labor costs and oil-related product costs, such as manufacturing and transportation costs, could also adversely impact gross profit. Additionally, significant changes in the relationship between carrier capacity and shipper demand could increase transportation costs, which could also adversely impact gross profit.

Fluctuations in foreign currency exchange rates could impact our financial condition and results of operations.

We are exposed to foreign currency exchange rate risk with respect to our sales, profits, assets and liabilities denominated in currencies other than the U.S. dollar. As a result, the fluctuation in the value of the U.S. dollar against other currencies could have a material adverse effect on our results of operations, financial condition and cash flows. Upon translation, operating results may differ materially from expectations. As we continue to expand our international operations, our exposure to exchange rate fluctuations will increase. Tourism spending may be affected by changes in currency exchange rates, and as a result, sales at stores with higher tourism traffic may be adversely impacted by fluctuations in currency exchange rates. Further, although the prices charged by vendors for the merchandise we purchase are primarily denominated in U.S. dollars, a decline in the relative value of the U.S. dollar to foreign currencies could lead to increased merchandise costs, which could negatively affect our competitive position and our results of operations.

Our business could be adversely affected by increased labor costs, including costs related to an increase in minimum wage and health care.

Labor is one of the primary components in the cost of operating our business. Increased labor costs, whether due to competition, unionization, increased minimum wage, state unemployment rates, health care, mandated safety protocols, or other employee benefits costs may adversely impact our operating profit. A considerable amount of our store team members are paid at rates related to the federal or state minimum wage and any changes to the minimum wage rate may increase our operating expenses. Furthermore, inconsistent increases in state and or city minimum wage requirements limit our ability to increase prices across all markets and channels. Additionally, we are self-insured with respect to our health care coverage in the U.S. and do not purchase third party insurance for the health insurance benefits provided to employees with the exception of pre-defined stop loss coverage, which helps limit the cost of large claims. There is no assurance that future health care legislation will not adversely impact our results or operations.

Our business could suffer if a manufacturer fails to use acceptable labor and environmental practices.

We do not control our vendors or the manufacturers that produce the products we buy from them, nor do we control the labor and environmental practices of our vendors and these manufacturers. The violation of labor, safety, environmental and/or other laws and standards by any of our vendors or these manufacturers, or the divergence of the labor and environmental practices followed by any of our vendors or these manufacturers from those generally accepted as ethical in the U.S., could interrupt, or otherwise disrupt, the shipment of finished products to us or damage our reputation. Any of these, in turn, could have a material adverse effect on our reputation, financial condition and results of operations. In that regard, most of the products we sell are manufactured internationally, primarily in Asia, Mexico and Central America, which may increase the risk that the labor and environmental practices followed by the manufacturers of these products may differ from those considered acceptable in the U.S.

Additionally, our products are subject to regulation of and regulatory standards set by various governmental authorities with respect to quality and safety. These regulations and standards may change from time to time. Our inability to comply on a timely basis with regulatory requirements could result in significant fines or penalties, which could adversely affect our reputation and sales. Issues with the quality and safety of merchandise we sell, regardless of our culpability, or customer concerns about such issues, could result in damage to our reputation, lost sales, uninsured product liability claims or losses, merchandise recalls and increased costs.

If we fail to develop and maintain good relationships with vendors, or if a vendor is otherwise unable or unwilling to supply us with adequate quantities of their products at acceptable prices, our business and financial performance could suffer.

Our business is dependent on developing and maintaining good relationships with a large number of vendors to provide our customers with an extensive selection of current and relevant brands. In addition to maintaining our large number of current vendor relationships, each year we are identifying, attracting and launching new vendors to provide a diverse and unique product assortment. We believe that we generally are able to obtain attractive pricing and terms from vendors because we are perceived as a desirable customer, and deterioration in our relationship with our vendors could have a material adverse effect on our business.

However, there can be no assurance that our current vendors or new vendors will provide us with an adequate supply or quality of products or acceptable pricing. Our vendors could discontinue selling to us, raise the prices they charge, sell through direct channels or allow their merchandise to be discounted by other retailers. There can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. In addition, certain vendors sell their products directly to the retail market and therefore compete with us directly and other vendors may decide to do so in the future. There can be no assurance that such vendors will not decide to discontinue supplying their products to us, supply us only less popular or lower quality items, raise the prices they charge us or focus on selling their products directly.

In addition, a number of our vendors are smaller, less capitalized companies and are more likely to be impacted by unfavorable general economic and market conditions than larger and better capitalized companies. These smaller vendors may not have sufficient liquidity during economic downturns to properly fund their businesses and their ability to supply their products to us could be negatively impacted. Any inability to acquire suitable merchandise at acceptable prices, or the loss of one or more key vendors, could have a material adverse effect on our business, results of operations and financial condition.

Our business is susceptible to weather conditions that are out of our control, including the potential risks of unpredictable weather patterns and any weather patterns associated with naturally occurring global climate change, and the resultant unseasonable weather could have a negative impact on our results of operations.

Our business is susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season (including any weather patterns associated with global warming and cooling) could render a portion of our inventory incompatible with those unseasonable conditions. These prolonged unseasonable weather conditions could have a material adverse effect on our business and results of operations.

Our omni-channel strategy may not have the return we anticipate, which could have an adverse effect on our results of operations.

We are executing an omni-channel strategy to enable our customers to shop wherever, whenever and however they choose to engage with us. Our omni-channel strategy may not deliver the results we anticipate or may not adequately anticipate changing consumer trends, preferences and expectations. We will continue to develop additional ways to execute our superior omni-channel experience and interact with our customers, which requires significant investments in IT systems and changes in operational strategy, including localization, online and in-store point of sale systems, order management system, and transportation management system. If we fail to effectively integrate our store and ecommerce shopping experiences, effectively scale our IT structure or we do not realize the return on our investments that we anticipate our operating results could be adversely affected. Our competitors are also investing in omni-channel initiatives. If our competitors are able to be more effective in their strategy, it could have an adverse effect on our results of operations. If we our omni-channel strategy fails to meet customer expectations related to functionality, timely delivery, or customer experience, our business and results of operations may be adversely affected. Additionally, to manage the anticipated growth of our operations and personnel, we will need to continue to improve our operational and financial systems, transaction processing, procedures and controls, and in doing so could incur substantial additional expenses that could impact our financial results.

If we lose key executives or are unable to attract and retain the talent required for our business, our financial performance could suffer.

Our performance depends largely on the efforts and abilities of our key executives. If we lose the services of one or more of our key executives, we may not be able to successfully manage our business or achieve our growth objectives. Furthermore, as our business grows, we will need to attract and retain additional qualified personnel in a timely manner and we may not be able to do so.

Failure to meet our staffing needs could adversely affect our ability to implement our growth strategy and could have a material impact on our results of operations.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees who understand and appreciate our culture and brand and are able to adequately represent this culture. Qualified individuals of the requisite caliber, skills and number needed to fill these positions may be in short supply in some areas and the employee turnover rate in the retail industry is high. Our business depends on the ability to hire and retain qualified technical and support roles for procurement, distribution, ecommerce and back office functions. Competition for qualified employees in these areas could require us to pay higher wages to attract a sufficient number of suitable employees.

If we are unable to hire and retain store managers and store associates capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and knowledge of our merchandise, our ability to open new stores may be impaired and the performance of our existing and new stores could be materially adversely affected. We are also dependent upon temporary personnel to adequately staff our operations particularly during busy periods such as the back-to-school and winter holiday seasons. There can be no assurance that we will receive adequate assistance from our temporary personnel, or that there will be sufficient sources of temporary personnel. If we are unable to hire qualified temporary personnel, our results of operations could be adversely impacted.

Although none of our employees are currently covered by collective bargaining agreements, we cannot guarantee that our employees will not elect to be represented by labor unions in the future, which could increase our labor costs and could subject us to the risk of work stoppages and strikes. Any such failure to meet our staffing needs, any material increases in employee turnover rates, any increases in labor costs or any work stoppages, interruptions or strikes could have a material adverse effect on our business or results of operations.

A decline in cash flows from operations could have a material adverse effect on our business and growth plans.

We depend on cash flow from operations to fund our current operations and our growth strategy, including the payment of our operating leases, wages, store operation costs and other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings under our credit facility or from other sources, we may not be able to pay our operating lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which could have a material adverse effect on our business.

The terms of our secured credit agreement impose certain restrictions on us that may impair our ability to respond to changing business and economic conditions, which could have a significant adverse impact on our business. Additionally, our business could suffer if our ability to acquire financing is reduced or eliminated.

We maintain a secured credit agreement with Wells Fargo Bank, N.A., which provides us with a senior secured credit facility ("credit facility") of up to $25.0 million through December 1, 2023, and up to $35.0 million after December 1, 2023 and through December 1, 2024. The credit facility contains various representations, warranties and restrictive covenants that, among other things and subject to specified circumstances and exceptions, restrict our ability to incur indebtedness (including guarantees), grant liens, make investments, pay dividends or distributions with respect to capital stock, make prepayments on other indebtedness, engage in mergers, dispose of certain assets or change the nature of their business. The credit facility contains certain financial maintenance covenants that generally require us to have net income after taxes of at least $5.0 million on a trailing four-quarter basis and a quick ratio of 1.25:1.0 at the end of each fiscal quarter. These restrictions could (1) limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and (2) adversely affect our ability to finance our operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that would be in our interest.

The credit facility contains certain affirmative covenants, including reporting requirements such as delivery of financial statements, certificates and notices of certain events, maintaining insurance, and providing additional guarantees and collateral in certain circumstances. The credit facility includes customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties, cross-default to other material indebtedness, bankruptcy and insolvency events, invalidity or impairment of guarantees or security interests, material judgments and change of control. Additionally, we cannot be assured that our borrowing relationship with our lenders will continue or that our lenders will remain able to support their commitments to us in the future. If our lenders fail to do so, then we may not be able to secure alternative financing on commercially reasonable terms, or at all.

Our business could suffer with the closure or disruption of our home office or our distribution centers.

In the U.S., we rely on a single distribution center located in Corona, California to receive, store and distribute the vast majority of our merchandise to our domestic stores. Internationally, we operate a combined distribution and ecommerce fulfillment center located in Graz, Austria that supports our Blue Tomato ecommerce and store operations in Europe. We operate a distribution center located in Delta, British Columbia, Canada to distribute our merchandise to our Canadian stores. We operate a distribution and ecommerce fulfillment center located in Melbourne, Australia to distribute our merchandise to our Australian stores. Additionally, we are headquartered in Lynnwood, Washington. As a result, unforeseen events, including war, terrorism, other political instability or conflicts, riots, public health issues (including widespread/pandemic illnesses such as coronavirus and other communicable diseases or viruses), a natural disaster or other catastrophic event that affects one of the regions where we operate these centers or our home office could significantly disrupt our operations and have a material adverse effect on our business, results of operations and financial condition.

The effects of war, acts of terrorism, threat of terrorism, or other types of mall violence, could adversely affect our business.

Most of our stores are located in shopping malls. Any threat of terrorist attacks or actual terrorist events, or other types of mall violence, such as shootings or riots, could lead to lower consumer traffic in shopping malls. In addition, local authorities or mall management could close shopping malls in response to security concerns. Mall closures, as well as lower consumer traffic due to security concerns, could result in decreased sales. Additionally, the threat, escalation or commencement of war or other armed conflict elsewhere, could significantly diminish consumer spending, and result in decreased sales. Decreased sales could have a material adverse effect on our business, financial condition and results of operations.

Our inability or failure to protect our intellectual property or our infringement of other's intellectual property could have a negative impact on our operating results.

We believe that our trademarks and domain names are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our trademarks or domain names could diminish the value of the Zumiez, Blue Tomato, or Fast Times brands, our store concepts, our private label brands or our goodwill and cause a decline in our net sales. Although we have secured or are in the process of securing protection for our trademarks and domain names in a number of countries outside of the U.S., there are certain countries where we do not currently have or where we do not currently intend to apply for protection for certain trademarks. Also, the efforts we have taken to protect our trademarks may not be sufficient or effective. Therefore, we may not be able to prevent other persons from using our trademarks or domain names outside of the U.S., which also could adversely affect our business. We are also subject to the risk that we may infringe on the intellectual property rights of third parties. Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to pay royalties or license fees. As a result, any such claim could have a material adverse effect on our operating results.

Our operations expose us to the risk of litigation, which could lead to significant potential liability and costs that could harm our business, financial condition or results of operations.

We employ a substantial number of full-time and part-time employees, a majority of whom are employed at our store locations. As a result, we are subject to a large number of federal, state and foreign laws and regulations relating to employment. This creates a risk of potential claims that we have violated laws related to discrimination and harassment, health and safety, wage and hour laws, criminal activity, personal injury and other claims. We are also subject to other types of claims in the ordinary course of our business. Some or all of these claims may give rise to litigation, which could be time-consuming for our management team, costly and harmful to our business.

In addition, we are exposed to the risk of class action litigation. The costs of defense and the risk of loss in connection with class action suits are greater than in single-party litigation claims. Due to the costs of defending against such litigation, the size of judgments that may be awarded against us, and the loss of significant management time devoted to such litigation, we cannot provide assurance that such litigation will not disrupt our business or impact our financial results.

We are involved, from time to time, in litigation incidental to our business including complaints filed by investors. This litigation could result in substantial costs, and could divert management's attention and resources, which could harm our business. Risks associated with legal liability are often difficult to assess or quantify, and their existence and magnitude can remain unknown for significant periods of time.

Failure to comply with federal, state, local or foreign laws and regulations, or changes in these laws and regulations, could have an adverse impact on our results of operations and financial performance.

Our business is subject to a wide array of laws and regulations including those related to employment, trade, consumer protection, transportation, occupancy laws, health care, wage laws, employee health and safety, taxes, privacy, health information privacy, identify theft, customs, truth-in-advertising, securities laws, unsolicited commercial communication and environmental issues. Our policies, procedures and internal controls are designed to comply with foreign and domestic laws and regulations, such as those required by the Sarbanes-Oxley Act of 2002 and the U.S. Foreign Corrupt Practices Act. Although we have policies and procedures aimed at ensuring legal and regulatory compliance, our employees or vendors could take actions that violate these laws and regulations. Any violations of such laws or regulations could have an adverse effect on our reputation, results of operations, financial condition and cash flows. Furthermore, changes in the regulations, the imposition of additional regulations, or the enactment of any new legislation, particularly in the U.S. and Europe, could adversely affect our results of operations or financial condition.

Fluctuations in our tax obligations and effective tax rate may result in volatility in our operating results.

We are subject to income taxes in many domestic and foreign jurisdictions. In addition, our products are subject to import and excise duties and/or sales, consumption or value-added taxes in many jurisdictions. We record tax expense based on our estimates of future payments, which include reserves for estimates of probable settlements of domestic and foreign tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. There can be no assurance as to the outcome of these audits which may have an adverse effect to our business. In addition, our effective tax rate may be materially impacted by changes in tax rates and duties, the mix and level of earnings or losses by taxing jurisdictions, or by changes to existing accounting rules or regulations. Changes to foreign or domestic tax laws could have a material impact on our financial condition, results of operations or cash flows.

We may fail to meet analyst expectations, which could cause the price of our stock to decline.

Our common stock is traded publicly and various securities analysts follow our financial results and issue reports on us. These reports include information about our historical financial results as well as the analysts' estimates of our future performance. The analysts' estimates are based upon their own independent opinions and can be different from our estimates or expectations. If our operating results are below the estimates or expectations of public market analysts and investors, our stock price could decline.

The reduction of total outstanding shares through the execution of a share repurchase program of common stock may increase the risk that a group of shareholders could form a group to become a controlling shareholder.

A share repurchase program may be conducted from time to time under authorization made by our Board of Directors. We do not have a controlling shareholder, nor are we aware of any shareholders that have formed a "group" (defined as when two or more persons agree to act together for the purposes of acquiring, holding, voting or otherwise disposing of the equity securities of an issuer). The reduction of total outstanding shares through the execution of a share repurchase program of common stock may increase the risk that a group of shareholders could form a group to become a controlling shareholder.

A controlling shareholder would have significant influence over, and may have the ability to control, matters requiring approval by our shareholders, including the election of directors and approval of mergers, consolidations, sales of assets, recapitalizations and amendments to our articles of incorporation. Furthermore, a controlling shareholder may take actions with which other shareholders do not agree, including actions that delay, defer or prevent a change of control of the company and that could cause the price that investors are willing to pay for the company's stock to decline.

Item 1B.   UNRESOLVED STAFF COMMENTS

None.

Item 2.   PROPERTIES

All of our stores are occupied under operating leases and encompassed approximately 2.2 million total square feet at January 28, 2023.

We own approximately 356,000 square feet of land in Lynnwood, Washington on which we own a 63,071 square foot home office. Additionally, we lease 14,208 square feet of office space in Schladming, Austria for our European home office.

We own a 168,450 square foot building in Corona, California that serves as our domestic warehouse and distribution center.

We lease 17,168 square feet of a distribution facility in Delta, British Columbia, Canada that supports our store operations in Canada. We lease 112,112 square feet to serve as a distribution and ecommerce fulfillment center and office space in Graz, Austria that supports our Blue Tomato ecommerce and store operations in Europe. We lease a 21,754 square feet building that serves as a distribution and ecommerce fulfillment center and office space in Melbourne, Australia that supports our Fast Times ecommerce and store operations in Australia.

Item 3.   LEGAL PROCEEDINGS

We are involved from time to time in litigation incidental to our business. We believe that the outcome of current litigation is not expected to have a material adverse effect on our results of operations or financial condition.

See Note 11, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements found in Part IV Item 15 of this Form 10-K, for additional information related to legal proceedings.

Item 4.   MINE SAFETY DISCLOSURES

Not applicable.

Item 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "ZUMZ." At January 28, 2023, there were 19,488,709 shares of common stock outstanding.

Performance Measurement Comparison

The following graph shows a comparison for total cumulative returns for Zumiez, the Nasdaq Composite Index and the Nasdaq Retail Trade Index during the period commencing on February 3, 2018 and ending on January 28, 2023. The comparison assumes $100 was invested on February 3, 2018 in each of Zumiez, the Nasdaq Composite Index and the Nasdaq Retail Trade Index, and assumes the reinvestment of all dividends, if any. The comparison in the following graph and table is required by the SEC and is not intended to be a forecast or to be indicative of future Company common stock performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Zumiez Inc., the NASDAQ Composite Index
and the NASDAQ Retail Trade Index

*$100 invested on 2/3/18 in stock or 1/31/18 in index, including reinvestment of dividends.
Indexes calculated on month-end basis.

	2/3/18	2/2/19	2/1/20	1/30/21	1/29/22	1/28/23
Zumiez	100.00	122.34	151.68	209.64	210.46	125.30
NASDAQ Composite	100.00	99.32	126.17	181.79	199.33	163.55
NASDAQ Retail Trade	100.00	106.44	124.08	195.39	185.75	145.31

Holders of the Company's Capital Stock

We had approximately 12 shareholders of record as of March 12, 2023. The number of shareholders of record is based upon the actual number of shareholders registered at such date and does not include holders of shares in "street names" or persons, partnerships, associates, corporations or other entities identified in security position listings maintained by depositories such as the Depository Trust Company.

Dividends

No cash dividends have been declared on our common stock to date nor have any decisions been made to pay a dividend in the foreseeable future. Payment of dividends is evaluated on a periodic basis.

Recent Sales of Unregistered Securities

None

Issuer Purchases of Equity Securities

The following table presents information of our common stock made during the thirteen weeks ended January 28, 2023 (in thousands, except average price paid per share):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Dollar Value of Shares that May Yet be Repurchased Under the Plans or Programs (1)
October 30, 2022—November 26, 2022	—	$ —	—	$ —
November 27, 2022—December 31, 2022 (2)	426	21.15	—	—
January 1, 2023—January 28, 2023	—	—	—	—
Total	426		—	

(1) The share repurchase program is conducted under authorizations made from time to time by our Board of Directors. There was no authorized share repurchase program during the thirteen weeks ended January 28, 2023.

(2) During the thirteen weeks ended January 28, 2023, 426 shares were purchased by us in order to satisfy employee tax withholding obligations upon the vesting of restricted stock. These shares were not acquired pursuant to any publicly announced purchase plan or program.

Item 6.   [Reserved]

Item 7. **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and related notes included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Item 1A Risk Factors." See the cautionary note regarding forward-looking statements set forth at the beginning of Part I of the Annual Report on Form 10-K.

The following Management's Discussion and Analysis of Financial Condition and Result of Operations ("MD&A") is intended to help the reader understand the financial condition, results of operations, and the certainty of cash flows of Zumiez Inc. and its wholly-owned subsidiaries. This discussion focuses on known material events and uncertainties that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This includes descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely, based on our assessment, to have a material impact on future operations.

Fiscal 2022—A Review of This Past Year

After a record year of sales and earnings in fiscal 2021 fueled by domestic government stimulus yielding 19.5% growth in net sales and 61.6% growth in diluted earnings per share, fiscal 2022 was much more challenging. During the front half of fiscal 2022 we were facing difficult year-over-year sales comparisons from the record US government stimulus in early fiscal 2021. In addition, there was significant inflationary pressure on discretionary spending in our customer base and more competition for discretionary dollars from categories such as travel and entertainment. This resulted in a 19% decrease in net sales for the full year fiscal 2022. The lower sales level combined with inflation in our cost structure resulted in a decrease in earnings per diluted share of 77.7%.

After six straight years of product margin gains, fiscal 2022 Product margin decreased 50 basis points from the prior year driven primarily by the difficult sales environment during the back-to-school and holiday peaks necessitating discounting to maintain a healthy inventory position at year end. Regardless of this decrease, fiscal 2022 product margin is at the second highest level in our history and we believe current levels represent structural gains rather than short-term, pandemic related improvements. In a more normalized sales environment, we anticipate that we can recover what was lost in fiscal 2022 and continue to grow product margins through existing initiatives in the business over time. Total gross margin decreased by 470 basis points in fiscal 2022. Beyond the product margin impact discussed above, the 19.0% decrease in net sales created deleverage of significant fixed costs included in gross margin such as occupancy, distribution center, and merchandising expenses. While we were able to reduce total selling, general and administrative expenses in 2022, these costs deleveraged due to the sales decline. Our earnings per diluted share of $1.08 in fiscal 2022 was down from an all-time high in fiscal 2021 of $4.85. We added 32 new stores in fiscal 2022 including 16 in North America, 12 new Blue Tomato stores in Europe and 4 new Fast Times store in Australia. We believe that we still have meaningful expansion opportunities internationally in both existing and new markets.

As a leading global lifestyle retailer, we continue to differentiate ourselves through our distinctive brand offering and diverse product selection, as well as the unique customer experience across all of our platforms. We remain committed to serving the customer through introducing newness in our product offering launching over 100 new brands in 2022. We made investments over several years to integrate the digital and physical channels creating a seamless shopping experience for our customer. We are continuing to deliver our online orders in North America from our stores, which has provided substantial improvements in the speed of delivery to our customers, eliminated the need to manage two pools of inventory separately for digital and physical demand, and created one cost structure for execution of both physical and digital sales. Internationally we continue to see deeper penetration of localized fulfillment and are in various stages of roll-out in different countries. In-store fulfillment is a key part of strategy that we believe will drive long term market share by leveraging the strengths of our store sales team, providing better and faster service to customers, improving product margins, maximizing the productivity of inventory, providing additional selling opportunities, and utilizing one cost structure to serve the customer.

The following table shows net sales, operating profit, operating margin and diluted earnings per share for fiscal 2022 compared to fiscal 2021:

	Fiscal 2022	Fiscal 2021	% Change
Net sales (in thousands) (1)	$ 958,380	$ 1,183,867	-19.0%
Operating profit (in thousands)	$ 31,100	$ 157,810	-80.3%
Operating margin	3.2%	13.3%	
Diluted earnings per share	$ 1.08	$ 4.85	-77.7%

(1) The decrease in net sales was primarily driven by continued inflationary pressures on the consumer and the benefits from domestic stimulus in the prior year when consumers were less likely to spend on travel and in-person entertainment due to COVID-19. The decrease in net sales was driven by a decrease in transactions and a decrease in dollars per transaction. The decrease in dollars per transaction was driven by a decrease in units per transaction, partially offset by an increase in average unit retail. For the year, the men's category was our largest declining category followed by hardgoods, accessories, women's and footwear.

Fiscal 2023—A Look At the Upcoming Year

In fiscal 2023, our focus remains on serving the customer with strategic investments largely tied to enhancing the customer experience while increasing market share and creating operational efficiencies to drive long-term operating margin back to historical levels. Though 2022 was a highly challenging year, the balance sheet remains strong with $173.5 million in cash and marketable securities at the end of fiscal 2022 and a current asset level that is much larger than current liabilities. This gives us the security to manage through potential difficulties while also investing in important strategic initiatives to drive shareholder value over the long-term.

Exiting a difficult year for sales and earnings in fiscal 2022, the macro-economic environment in 2023 remains unclear. Inflation remains high compared to historical levels and this continues to weigh on the discretionary income of our customer base. Economic indicators show that our customers savings levels are decreasing and credit card levels are increasing. While current conditions appear difficult for consumers, we remain focused on our long-term initiatives that will help us capitalize on opportunities as these circumstances improve. These include concepts like; continued globalization of the brand to enhance our ability to reach consumers in each geography that we operate, an intense focus with our brand partners to bring forth relevant product with the speed expected by our customers, aggressively managing inventory levels, continuing to rethink how the customer interacts with the brand, and actively managing how we optimize the trade areas in which we serve our customers.

General

Net sales constitute gross sales, net of actual and estimated returns and deductions for promotions, and shipping revenue. Net sales include our store sales and our ecommerce sales. We record the sale of gift cards as a current liability and recognize revenue when a customer redeems a gift card. Additionally, the portion of gift cards that will not be redeemed ("gift card breakage") is recognized based on our historical redemption rate in proportion to the pattern of rights exercised by the customer.

We report "comparable sales" based on net sales beginning on the first anniversary of the first day of operation of a new store or ecommerce business. We operate a sales strategy that integrates our stores with our ecommerce platform. There is significant interaction between our store sales and our ecommerce sales channels and we believe that they are utilized in tandem to serve our customers. Therefore, our comparable sales also include our ecommerce sales. Changes in our comparable sales between two periods are based on net sales of store or ecommerce business which were in operation during both of the two periods being compared and, if a store or ecommerce business is included in the calculation of comparable sales for only a portion of one of the two periods being compared, then that store or ecommerce business is included in the calculation for only the comparable portion of the other period. Any increase or decrease less than 25% in square footage of an existing comparable store, including remodels and relocations within the same mall, or temporary closures less than seven days does not eliminate that store from inclusion in the calculation of comparable sales. Any store or ecommerce business that we acquire will be included in the calculation of comparable sales after the first anniversary of the acquisition date. Current year foreign exchange rates are applied to both current year and prior year comparable sales to achieve a consistent basis for comparison. Stores closed due the impacts of COVID-19 are excluded from our comparable sales calculation if they were closed for longer than seven days. Our ecommerce business has remained open during the COVID-19 pandemic and therefore remains reported in our comparable sales calculation. There may be variations in the way in which some of our competitors and other apparel retailers calculate comparable sales. As a result, data herein regarding our comparable sales may not be comparable to similar data made available by our competitors or other retailers.

Cost of goods sold consists of branded merchandise costs and our private label merchandise costs including design, sourcing, importing and inbound freight costs. Our cost of goods sold also includes shrinkage, buying, occupancy, ecommerce fulfillment, distribution and warehousing costs (including associated depreciation) and freight costs for store merchandise transfers. This may not be comparable to the way in which our competitors or other retailers compute their cost of goods sold. Cash consideration received from vendors is reported as a reduction of cost of goods sold if the inventory has sold, a reduction of the carrying value of the inventory if the inventory is still on hand, or a reduction of selling, general and administrative expense if the amounts are reimbursements of specific, incremental and identifiable costs of selling the vendors' products.

With respect to the freight component of our ecommerce sales, amounts billed to our customers are included in net sales and the related freight cost is charged to cost of goods sold.

Selling, general and administrative expenses consist primarily of store personnel wages and benefits, administrative staff and infrastructure expenses, freight costs for merchandise shipments from the distribution centers to the stores, store supplies, depreciation on fixed assets at our home office and stores, facility expenses, training expenses and advertising and marketing costs. Credit card fees, insurance, public company expenses, legal expenses, amortization of intangibles, and other miscellaneous operating costs are also included in selling, general and administrative expenses. This may not be comparable to the way in which our competitors or other retailers compute their selling, general and administrative expenses.

Key Performance Indicators

Our management evaluates the following items, which we consider key performance indicators, in assessing our performance:

Net sales. Net sales constitute gross sales, net of sales returns and deductions for promotions, and shipping revenue. Net sales includes comparable sales and new store sales for all our store and ecommerce businesses. We consider net sales to be an important indicator of our current performance. Net sales results are important to achieve leveraging of our costs, including store payroll and store occupancy. Net sales also have a direct impact on our operating profit, cash and working capital.

Gross profit. Gross profit measures whether we are optimizing the price and inventory levels of our merchandise. Gross profit is the difference between net sales and cost of goods sold. Any inability to obtain acceptable levels of initial markups or any significant increase in our use of markdowns could have an adverse effect on our gross profit and results of operations.

Operating profit. We view operating profit as a key indicator of our success. Operating profit is the difference between gross profit and selling, general and administrative expenses. The key drivers of operating profit are net sales, gross profit, our ability to control selling, general and administrative expenses and our level of capital expenditures affecting depreciation expense.

Diluted earnings per share. Diluted earnings per share is based on the weighted average number of common shares and common share equivalents outstanding during the period. We view diluted earnings per share as a key indicator of our success in increasing shareholder value.

Trends and Uncertainties Affecting Our Results and Comparability

We have been, and we expect to continue to be affected by a number of factors that may cause actual results to differ from our historical results or current expectations. These factors include the impact of the COVID-19 pandemic on our operations and financial results; foreign currency rates; changes in laws, including U.S. tax law changes; fluctuations in variable costs, and changes in general economic conditions in the markets in which we operate. Additionally, we have experienced increased costs during 2021 and 2022 that are expected to continue into 2023. Our ability to raise our selling prices depends on market conditions and there may be periods during which we are unable to fully recover increases in our costs or experience an adverse impact on demand due to pricing actions. We believe higher consumer price inflation has resulted in reduced consumer confidence and consumer spending which negatively impacted our sales during fiscal 2022.

These and other factors can affect our operations and net earnings for any period and may cause such results not to be comparable to the same period in previous years and the results presented in this report are not necessarily indicative of future operating results.

Results of Operations

In December 2019, a novel strain of coronavirus (COVID-19) was first identified, and in

 2020, the World Health Organization categorized COVID-19 as a pandemic. In the best interest of our customers and employees and in line with governmental regulations, all stores were closed by March 19, 2020. We began gradually re-opening physical stores at the end of the first fiscal quarter and into the second fiscal quarter, with the majority of our stores open through the third and fourth quarter. In certain regions, COVID-19 related short-term closures continued into fiscal 2021, primarily in Europe, Canada, and Australia. Due to the COVID-19 pandemic, our stores were open, on an aggregate basis, approximately 100%, 97% and 78% of the possible days during fiscal 2022, fiscal 2021, and fiscal 2020, respectively.

The following table presents selected items on the consolidated statements of income as a percent of net sales:

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	66.1%	61.4%	64.7%
Gross profit	33.9%	38.6%	35.3%
Selling, general and administrative expenses	30.7%	25.3%	25.5%
Operating profit	3.2%	13.3%	9.8%
Interest and other income, net	0.2%	0.3%	0.5%
Earnings before income taxes	3.4%	13.6%	10.3%
Provision for income taxes	1.2%	3.5%	2.6%
Net income	2.2%	10.1%	7.7%

Fiscal 2022 Results Compared With Fiscal 2021

Net Sales

Net sales were $958.4 million for fiscal 2022 compared to $1,183.9 million for fiscal 2021, a decrease of $225.5 million or 19.0%. The decrease in sales was primarily driven by continued inflationary pressures on the consumer, foreign exchange rate fluctuation, and the benefits from domestic stimulus in the prior year when consumers were less likely to spend on travel and in-person entertainment due to COVID-19.

The decrease in net sales was driven by a decrease in transactions and a decrease in dollars per transaction. The decrease in dollars per transaction was driven by a decrease in units per transaction, partially offset by an increase in average unit retail. For the year, the men's category was our largest declining category followed by hardgoods, accessories, women's, and footwear.

By region, North America sales decreased $228.3 million or 22.2% and other international sales increased $2.8 million or 1.8% during fiscal 2022 compared to fiscal 2021. Net sales for the year ended January 28, 2023 included a $17.7 million decrease due to the change in foreign exchange rates, which consisted of $13.7 million in Europe, $2.2 million in Canada, and $1.8 million in Australia. Excluding the impact of changes in foreign exchange rates, North America sales decreased $226.1 million or 21.9% and other international sales increased $18.4 million or 12.0% during fiscal 2022 compared to fiscal 2021.

Gross Profit

Gross profit was $324.7 million for fiscal 2022 compared to $456.7 million for fiscal 2021, a decrease of $132.1 million, or 28.9%. As a percentage of net sales, gross profit decreased 470 basis points in fiscal 2022 to 33.9%, as we saw significant deleverage on lower sales across our fixed costs as well as rate increases in numerous areas. The decrease was primarily driven by a 240 basis point deleverage in store occupancy costs, a 90 basis point increase in web shipping costs, a 70 basis point deleverage in distribution center costs, a 50 basis point decrease in product margin, a 40 basis point deleverage in buying and private label costs, and a 30 basis point increase in inventory shrinkage. These increases were partially offset by a 30 basis point decrease in annual incentive compensation.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses were $293.6 million for fiscal 2022 compared to $298.9 million for fiscal 2021, a decrease of $5.3 million, or 1.8%. SG&A expenses as a percent of net sales increased 540 basis points in fiscal 2022 to 30.7%. The increase was primarily driven by 260 basis points due to store wages tied to both deleverage on lower sales as well as rate increase that we could not offset by management of hours, 140 basis points due to store costs not tied to wages primarily impacted by deleverage on lower sales, 100 basis points in non-store wages, 70 basis points in corporate costs and 70 basis points in our training events as we got back to our normal cadence. These increases were partially offset by a 70 basis point decrease in annual incentive compensation and a 30 basis points decrease due to an increase in government subsidies related to a one-time German government subsidy received in the first quarter of fiscal 2022.

Net Income

Net income for fiscal 2022 was $21.0 million, or $1.08 per diluted share, compared with net income of $119.3 million, or $4.85 per diluted share, for fiscal 2021. Our effective income tax rate for fiscal 2022 was 35.2% compared to 25.7% for fiscal 2021. The increase in effective income tax rate for fiscal 2022 compared to fiscal 2021 was primarily related to an increase in foreign losses in certain jurisdictions, which are subject to a valuation allowance. Due to cumulative and ongoing foreign losses in such jurisdictions, the realization of such deferred tax assets is uncertain and thus subject to a valuation allowance. The increase in the valuation allowance in fiscal 2022 resulted in $3.0 million of income tax expense or 9.3% when compared to fiscal 2021 of $2.2 million or 1.4%.

Fiscal 2021 Results Compared With Fiscal 2020

Net Sales

Net sales were $1,183.9 million for fiscal 2021 compared to $990.7 million for fiscal 2020, an increase of $193.2 million or 19.5%. The increase in sales was primarily driven by the re-opening of stores compared to the wide spread short-term store closures related to the COVID-19 pandemic in the prior year, our ability to capitalize on current trends and the impact of domestic economic stimulus on the business during the year. For the year, our stores were open approximately 97.0% of the possible days compared to 78.4% of the possible days during fiscal 2020.

The increase in net sales was driven by an increase in transactions and an increase in dollars per transaction. Dollars per transaction increased due to an increase in average unit retail partially offset by a decrease in units per transaction. For the year, the men's category was our largest growth category followed by accessories, footwear, and women's. Our only negative category for the year was hardgoods.

By region, North America sales increased $165.1 million or 19.1% and other international sales increased $28.1 million or 22.5% during fiscal 2021 compared to fiscal 2020. Net sales for the year ended January 29, 2022 included a $4.2 million increase due to the change in foreign exchange rates, which consisted of $3.0 million in Canada, $1.0 million in Australia, and $0.3 million in Europe. Excluding the impact of changes in foreign exchange rates, North America sales increased $162.2 million or 18.7% and other international sales increased $26.8 million or 21.4% during fiscal 2021 compared to fiscal 2020.

Gross Profit

Gross profit was $456.7 million for fiscal 2021 compared to $350.0 million for fiscal 2020, an increase of $106.7 million, or 30.5%. As a percentage of net sales, gross profit increased 330 basis points in fiscal 2021 to 38.6%, as we leverage meaningfully across the fixed cost structures compared to the period of COVID-19 related closures in the prior year. The increase was primarily driven by a 140 basis point leverage in our store occupancy costs when compared to the prior year, which included the continuation of rent charges without associated sales during COVID-19 related closures in fiscal 2020. In addition, there was a 110 basis point increase in product margin and a 100 basis point decrease in web fulfillment and web shipping costs due to leverage of distribution fixed costs and decreased total web sales activity compared to the prior year which increased as a result of COVID-19 related short-term closures.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses were $298.9 million for fiscal 2021 compared to $253.1 million for fiscal 2020, an increase of $45.8 million, or 18.1%. SG&A expenses as a percent of net sales decreased 20 basis points in fiscal 2021 to 25.3% as we leveraged meaningfully across our fixed costs compared to the period of COVID-19 related closures in the prior year. The decrease was primarily driven by 90 basis points of leverage in non-wage store operating costs partially offset by a 50 basis point unfavorable impact related to fewer government subsidies received in fiscal 2021.

Net Income

Net income for fiscal 2021 was $119.3 million, or $4.85 per diluted share, compared with net income of $76.2 million, or $3.00 per diluted share, for fiscal 2020. Our effective income tax rate for fiscal 2021 was 25.7% compared to 25.6% for fiscal 2020.

Liquidity and Capital Resources

Our cash requirements are subject to change as business conditions warrant and opportunities arise. Our primary uses of cash are for operational expenditures, inventory purchases, common stock repurchases and capital investments, including new stores, store remodels, store relocations, store fixtures and ongoing infrastructure improvements. Historically, our main source of liquidity has been cash flows from operations.

The significant components of our working capital are inventories and liquid assets such as cash, cash equivalents, current marketable securities and receivables, reduced by accounts payable and accrued expenses. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or within several days of the related sale, while we typically have longer payment terms with our vendors.

At January 28, 2023 and January 29, 2022, cash, cash equivalents and current marketable securities were $173.5 million and $294.5 million. Working capital, the excess of current assets over current liabilities, was $194.4 million at the end of fiscal 2022, a decrease of 26.2% from $263.2 million at the end of fiscal 2021. The decrease in cash, cash equivalents and current marketable securities in fiscal 2022 was due to repurchases of common stock of $87.9 million and $25.6 million of capital expenditures primarily related to the opening of 32 new stores and 2 remodels and relocations.

The following table summarizes our cash flows from operating, investing and financing activities (in thousands):

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Total cash (used in) provided by			
Operating activities	$ (379)	$ 134,950	$ 138,412
Investing activities	54,209	101,643	(110,541)
Financing activities	(87,257)	(191,409)	(9,694)
Effect of exchange rate changes on cash and cash equivalents	(2,172)	(1,822)	3,522
Net (decrease) increase in cash, cash equivalents, and restricted cash	$ (35,599)	$ 43,362	$ 21,699

Operating Activities

Net cash provided by operating activities decreased by $135.3 million in fiscal 2022 to $0.4 million cash used in operating activities from $135.0 million cash provided by operating activities in fiscal 2021. Net cash provided by operating activities decreased by $3.5 million in fiscal 2021 to $135.0 million from $138.4 million in fiscal 2020. Our operating cash flows result primarily from cash received from our customers, offset by cash payments we make for inventory, employee compensation, store occupancy expenses and other operational expenditures. Cash received from our customers generally corresponds to our net sales. Because our customers primarily use credit cards or cash to buy from us, our receivables from customers settle quickly. Changes to our operating cash flows have historically been driven primarily by changes in operating income, which is impacted by changes to non-cash items such as depreciation, amortization and accretion, deferred taxes, and changes to the components of working capital.

Investing Activities

Net cash provided by investing activities was $54.2 million in fiscal 2022 related to $79.8 million in net sales of marketable securities and $25.6 million of capital expenditures primarily for new store openings and existing store remodels or relocations. Net cash provided by investing activities was $101.6 million in fiscal 2021 related to $117.4 million in net sales of marketable securities and $15.7 million of capital expenditures primarily for new store openings and existing store remodels or relocations. Net cash used in investing activities was $110.5 million in fiscal 2020 related to $101.4 million in net purchases of marketable securities and $9.1 million of capital expenditures primarily for new store openings and existing store remodels or relocations.

Financing Activities

Net cash used in financing activities in fiscal 2022 was $87.3 million related to $87.9 million used in the repurchase of common stock and $0.5 million in payments for tax withholding obligations upon vesting of restricted stock partially offset by $1.1 million in proceeds from the issuance and exercise of stock-based awards. Net cash used in financing activities in fiscal 2021 was $191.4 million related to $193.8 million used in the repurchase of common stock and $0.6 million in payments on tax withholding obligation upon vesting of restricted stock partially offset by $3.0 million in proceeds from the issuance and exercise of stock-based awards. Net cash used in financing activities in fiscal 2020 was $9.7 million related to $13.4 million used in the repurchase of common stock and $0.2 million in payments on tax withholding obligation upon vesting of restricted stock partially offset by $3.9 million in proceeds from the issuance and exercise of stock-based awards.

Capital Expenditures

Our capital requirements include construction and fixture costs related to the opening of new stores and remodel and relocation expenditures for existing stores. Future capital requirements will depend on many factors, including the pace of new store openings, the availability of suitable locations for new stores and the nature of arrangements negotiated with landlords. In that regard, our net investment to open a new store has varied significantly in the past due to a number of factors, including the geographic location and size of the new store, and is likely to vary significantly in the future.

During fiscal 2022, we spent $25.6 million on capital expenditures which consisted of $13.8 million of costs related to investment in 32 new stores and 2 remodeled or relocated stores, $6.6 million associated with improvements to our websites and $5.2 million in other improvements.

During fiscal 2021, we spent $15.7 million on capital expenditures which consisted of $11.5 million of costs related to investment in 23 new stores and 3 remodeled or relocated stores, $1.1 million associated with improvements to our websites and $3.1 million in other improvements.

During fiscal 2020, we spent $9.1 million on capital expenditures, which consisted of $6.6 million of costs related to investment in 12 new stores and 3 remodeled or relocated stores, $2.1 million associated with improvements to our websites and $0.4 million in other improvements.

In fiscal 2023, we expect to spend approximately $21 million to $23 million on capital expenditures, a majority of which will relate to leasehold improvements and fixtures for the approximately 23 new stores we plan to open in fiscal 2023 and remodels or relocations of existing stores. There can be no assurance that the number of stores that we actually open in fiscal 2023 will not be different from the number of stores we plan to open, or that actual fiscal 2023 capital expenditures will not differ from this expected amount.

Other Material Cash Requirements

Our material cash requirements include the following contractual and other obligations: (1) purchase obligations (for additional information, see Note 11 to the Consolidated Financial Statements); (2) supply and service arrangements entered in the normal course of business; (3) operating lease payments (for additional information, see Note 10 to the Consolidated Financial Statements); and (4) employee wages, benefits, and incentives; (5) commitments for capital expenditures; and (6) tax payables. Moreover, we may be subject to additional material cash requirements that are contingent upon the occurrence of certain events, e.g., legal contingencies, uncertain tax positions, and other matters.

At January 28, 2023, we did not have any "off-balance sheet arrangements," as defined in relevant SEC regulations that are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Sources of Liquidity

Our most significant sources of liquidity continue to be funds generated by operating activities and available cash, cash equivalents and current marketable securities. We expect these sources of liquidity and available borrowings under our revolving credit facility will be sufficient to meet our foreseeable cash requirements for operations and planned capital expenditures for at least the next twelve months. Beyond this time frame, if cash flows from operations are not sufficient to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. However, there can be no assurance that equity or debt financing will be available to us when we need it or, if available, that the terms will be satisfactory to us and not dilutive to our then-current shareholders.

As of January 28, 2023, we maintained a secured credit agreement with Wells Fargo Bank, N.A., which provided us with a senior secured credit facility ("credit facility") of up to $25.0 million through December 1, 2023, and up to $35.0 million after December 1, 2023 and through December 1, 2024. The credit facility is available for working capital and other general corporate purposes. The credit facility provides for the issuance of standby letters of credit in an amount not to exceed $17.5 million outstanding at any time and with a term not to exceed 365 days. The commercial line of credit provides for the issuance of commercial letters of credit in an amount not to exceed $10.0 million and with terms not to exceed 120 days. The credit facility will mature on December 1, 2024. The credit facility is secured by a first-priority security interest in substantially all of the personal property (but not the real property) of the borrowers and guarantors. Amounts borrowed under the credit facility bear interest at a daily simple SOFR rate plus a margin of 1.35% per annum. There were no borrowings or open commercial letters of credit outstanding under the secured credit facility at January 28, 2023. We had $0.6 million in issued, but undrawn, standby letters of credit at January 28, 2023.

Additionally, on October 12, 2020, we entered into a credit facility with UBS Switzerland AG of up to 15.0 million Euro. The credit facility bore interest at 1.25%. This credit facility was closed on December 30, 2022.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that we believe to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements found in Part IV Item 15 of this Form 10-K. We believe that the following accounting estimates involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our consolidated financial statements.

Description	Judgments and Uncertainties	Effect If Actual Results Differ From Assumptions

Valuation of Merchandise Inventories

We value our inventory at the lower of average cost or net realizable value through the establishment of write-down and inventory loss reserves.	Our write-down reserve contains uncertainties because the calculation requires management to make assumptions based on the current rate of sales, the age and profitability of inventory and other factors.	We have not made any material changes in the accounting methodology used to calculate our write-down and shrinkage reserves in the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates we use to calculate our inventory reserves. However, if actual results are not consistent with our estimates, we may be exposed to losses or gains that could be material. Our inventory reserves have decreased by $0.8 million in fiscal 2022.
Our write-down reserve represents the excess of the carrying value over the amount we expect to realize from the ultimate sales or other disposal of the inventory. Write-downs establish a new cost basis for our inventory. Subsequent changes in facts or circumstances do not result in the restoration of previously recorded write-downs or an increase in that newly established cost basis.	Our shrinkage reserve contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding a number of factors, including historical percentages that can be affected by changes in merchandise mix and changes in actual shrinkage trends.	
Our inventory loss reserve represents anticipated physical inventory losses ("shrinkage reserve") that have occurred since the last physical inventory.		A 10% decrease in the sales price of our inventory at January 28, 2023 would have decreased net income by $0.6 million in fiscal 2022.
		A 10% increase in actual physical inventory shrinkage rate at January 28, 2023 would have decreased net income by less than $0.1 million in fiscal 2022.

Valuation of Long-Lived Assets

We review the carrying value of our long-lived assets, including fixed assets and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying value of such asset or asset group may not be recoverable.	Events that may result in an impairment include the decision to close a store or facility or a significant decrease in the operating performance of a long-lived asset group. Our impairment calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flows and asset fair values, including forecasting future sales, gross profit, operating expenses, or sub-lease income. In addition to historical results, current trends and initiatives, and long-term macro-economic and industry factors are qualitatively considered. Additionally, management seeks input from store operations related to local economic conditions, including the impact of closures of selected co-tenants who occupy the mall.	We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions, our operating results could be adversely affected. Declines in projected cash flow of the assets could result in impairment. We recognized impairment losses of $2.1 million related to long-lived assets in fiscal 2022.
Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by comparing the fair value of the asset to the asset carrying value. The fair value of the asset is based on the future discounted cash flow of current market rents that we could receive as sublease income.		A 10 basis point decrease in forecasted sales assumptions would have resulted in an additional impairment charge of $0.1 million in fiscal 2022.

Description	Judgments and Uncertainties	Effect If Actual Results Differ From Assumptions

Right-of-use Assets and Lease Liabilities

We determine if a contract contains a lease at inception. Our operating leases primarily consist of retail store locations, distribution centers and corporate office space. We do not have any material leases, individually or in the aggregate, classified as a finance leasing arrangement.

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, net of lease incentives received and initial direct costs paid. Our retail store leases are generally for an initial period of 5-10 years, with some of our international leases structured to include renewal options at our election. We include renewal options that we are reasonably certain to exercise in the measurement our lease liabilities and right-of-use assets.

Significant judgment is required in determining our incremental borrowing rate and the expected lease term, both of which impact the determination of lease classification and the present value of lease payments. Generally, our lease contracts do not provide a readily determinable implicit rate and, therefore, we use an estimated incremental borrowing rate as of the lease commencement date in determining the present value of lease payments. The estimated incremental borrowing rate reflects considerations such as market rates for our outstanding collateralized debt and interpolations of rates for leases with terms that differ from our outstanding debt.

Our lease terms include option periods to extend or terminate the lease when it is reasonably certain that those options will be exercised, which is generally through an initial period of 5-10 years.

We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate right-of-use assets and lease liabilities. Given the significant operating lease assets and liabilities recorded, changes in the estimates made by management or the underlying assumptions could have a material impact on our consolidated financial statements.

Total undiscounted future payments for lease liabilities were $272.8 million at January 28, 2023. If the incremental borrowing rate increased 10 basis points from the rate in effect at January 28, 2023, the lease liability balance would decrease by $0.3 million.

Revenue Recognition

Revenue is recognized upon purchase at our retail store locations. For our ecommerce sales, revenue is recognized upon shipment to the customer. Revenue is recorded net of sales returns and deductions for promotions.

Revenue is not recorded on the sale of gift cards. We record the sale of gift cards as a current liability and recognize revenue when a customer redeems a gift card. Additionally, the portion of gift cards that will not be redeemed ("gift card breakage") is recognized in proportion of the patterns used by the customer based on our historical redemption patterns.

Our revenue recognition accounting methodology contains uncertainties because it requires management to make assumptions regarding future sales returns and the amount and timing of gift cards projected to be redeemed by gift card recipients. Our estimate of the amount and timing of sales returns and gift cards to be redeemed is based primarily on historical experience.

We have not made any material changes in the accounting methodology used to measure future sales returns or gift card breakage in the past three fiscal years.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to recognize revenue. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

Our sales return reserve has decreased by $0.4 million in fiscal 2022. A 10% increase in our sales return reserve at January 28, 2023 would have decreased net income by $0.3 million in fiscal 2022.

Our gift card breakage reserve has increased by $1.8 million in fiscal 2022. A 1% increase in the estimated gift card redemption rate would have decreased net income by $0.1 million in fiscal 2022.

Description	Judgments and Uncertainties	Effect If Actual Results Differ From Assumptions

Accounting for Income Taxes

As part of the process of preparing the consolidated financial statements, income taxes are estimated for each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included on the consolidated balance sheets. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

We regularly evaluate the likelihood of realizing the benefit for income tax positions we have taken in various federal, state and foreign filings by considering all relevant facts, circumstances and information available to us. If we believe it is more likely than not that our position will be sustained, we recognize a benefit at the largest amount that we believe is cumulatively greater than 50% likely to be realized.

Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates.

The assessment of whether we will realize the value of our deferred tax assets requires estimates and judgments related to amount and timing of future taxable income. Actual results may differ from those estimates.

Additionally, changes in the relevant tax, accounting and other laws, regulations, principles and interpretations may adversely affect financial results.

Although management believes that the income tax related judgments and estimates are reasonable, actual results could differ and we may be exposed to losses or gains that could be material.

At January 28, 2023 and January 29, 2022, we had valuation allowances on our deferred tax assets of $12.8 million and $10.0 million, respectively. Significant changes in performance or estimated taxable income may result in a change in our assessment of the valuation allowance.

Upon income tax audit, any unfavorable tax settlement generally would require use of our cash and may result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement may be recognized as a reduction in our effective income tax rate in the period of resolution.

Accounting for Contingencies

We are subject to various claims and contingencies related to lawsuits, insurance, regulatory and other matters arising out of the normal course of business. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if an estimate is not determinable, we provide disclosure of a material claim or contingency.

Significant judgment is required in evaluating our claims and contingencies, including determining the probability that a liability has been incurred and whether such liability is reasonably estimable. The estimated accruals for claims and contingencies are made based on the best information available, which can be highly subjective.

Although management believes that the contingency related judgments and estimates are reasonable, our accrual for claims and contingencies could fluctuate as additional information becomes known, thereby creating variability in our results of operations from period to period. Additionally, actual results could differ and we may be exposed to losses or gains that could be material. See Note 11, "Commitments and Contingencies," in the Notes to the consolidated financial statements found in Part IV Item 15 of this Form 10-K.

Description	Judgments and Uncertainties	Effect If Actual Results Differ From Assumptions
Goodwill and Indefinite-lived Intangible Assets		
We assess goodwill and indefinite-lived intangible assets for impairment on an annual basis or more frequently if indicators of impairment arise. We perform this analysis at the reporting unit level. We have an option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we choose not to perform the qualitative test or we determine that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, we compare the carrying value of the reporting unit to its estimated fair value, which is based on the perspective of a market-participant. If the fair value of the reporting unit is lower than the carrying value, an impairment loss is recorded for the amount in which the carrying value exceeds the estimated fair value.	The goodwill and indefinite-lived intangible assets impairment tests require management to make assumptions and judgments. Our quantitative goodwill analysis of fair value is determined using a combination of the income and market approaches. Key assumptions in the income approach include estimating future cash flows, long-term growth rates and weighted average cost of capital. Our ability to realize the future cash flows used in our fair value calculations is affected by factors such as changes in economic conditions, operating performance and our business strategies. Key assumptions in the market approach include identifying companies and transactions with comparable business factors, such as earnings growth, profitability, business and financial risk. The fair value of the trade names and trademarks is determined using the relief from royalty method, which requires assumptions including forecasting future sales, discount rates and royalty rates.	Based on the results of our annual impairment test for goodwill and indefinite-lived intangible assets, no impairment was recorded. All reporting units had a fair value in excess of the carrying value. If actual results are not consistent with our estimates or assumptions, or there are significant changes in any of these estimates, projections and assumptions, could have a material effect of the fair value of these assets in future measurement periods and result in an impairment, which could materially affect our results of operations. A goodwill impairment analysis was performed for each of our reporting units as of November 1, 2022. Based on this analysis the implied fair value of each of our reporting units was in excess of its carrying value. A 10% decrease in the estimated fair value of the Blue Tomato reporting unit based on a future cash flow valuation model, would not have resulted in a different conclusion.

Recent Accounting Pronouncements

See Note 2, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements found in Part IV Item 15 of this Form 10-K.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our earnings are affected by changes in market interest rates as a result of our short-term and long-term marketable securities, which are primarily invested in state and local municipal securities and variable-rate demand notes, which have long-term nominal maturity dates but feature variable interest rates that reset at short-term intervals. If our current portfolio average yield rate decreased by 10% in fiscal 2022, our net income would have decreased by $0.2 million. This amount is determined by considering the impact of the hypothetical yield rates on our cash, cash equivalents, short-term marketable securities and assumes no changes in our investment structure.

During different times of the year, due to the seasonality of our business, we may borrow under our revolving credit facility. To the extent we borrow under this revolving credit facility, we are exposed to the market risk related to changes in interest rates. At January 28, 2023, we had no borrowings outstanding under the secured revolving credit facility.

Foreign Exchange Rate Risk

Our international subsidiaries operate with functional currencies other than the U.S. Dollar, including the Canadian Dollar, Euro, Australian Dollar, Norwegian Krone, Swedish Krona, and Swiss Franc. Therefore, we must translate revenues, expenses, assets and liabilities from functional currencies into U.S. dollars at exchange rates in effect during, or at the end of, the reporting period. As a result, the fluctuation in the value of the U.S. dollar against other currencies affects the reported amounts of revenues, expenses, assets and liabilities. Assuming a 10% change in foreign exchange rates in fiscal 2022 our net income would have decreased or increased by $1.0 million. As we expand our international operations, our exposure to exchange rate fluctuations will continue to increase. To date, we have not used derivatives to manage foreign currency exchange risk.

We import merchandise from foreign countries. As a result, any significant or sudden change in the financial, banking or currency policies and practices of these countries could have a material adverse impact on our financial position, results of operations and cash flows.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information with respect to this item is set forth in "Index to the Consolidated Financial Statements," found in Part IV Item 15 of this Form 10-K.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)). Based on this evaluation, our CEO and CFO concluded that, as of January 28, 2023, our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting. There has been no change in our internal control over financial reporting (as defined in Securities Exchange Act Rule 13a-15(f)) during the quarter ended January 28, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting. The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

This process includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, because of changes in conditions, the effectiveness of internal control may vary over time.

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of January 28, 2023. Management's assessment was based on criteria described in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.   Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of January 28, 2023.

The effectiveness of the Company's internal control over financial reporting as of January 28, 2023 has been audited by Moss Adams LLP, the Company's independent registered public accounting firm, as stated in their report, appearing herein under the heading "Report of Independent Registered Public Accounting Firm."

Item 9B.   OTHER INFORMATION

None.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our directors and nominees for directorship is presented under the headings "Election of Directors," in our definitive proxy statement for use in connection with our 2023 Annual Meeting of Shareholders (the "Proxy Statement") that will be filed within 120 days after our fiscal year ended January 28, 2023 and is incorporated herein by this reference thereto. Information concerning our executive officers is set forth under the heading "Executive Officers" in our Proxy Statement, and is incorporated herein by reference thereto. Information regarding compliance with Section 16(a) of the Exchange Act, our code of conduct and ethics and certain information related to the Company's Audit Committee, Compensation Committee and Governance Committee is set forth under the heading "Corporate Governance" in our Proxy Statement, and is incorporated herein by reference thereto.

Item 11.   EXECUTIVE COMPENSATION

Information regarding the compensation of our directors and executive officers and certain information related to the Company's Compensation Committee is set forth under the headings "Executive Compensation," "Director Compensation," "Compensation Discussion and Analysis," "Report of the Compensation Committee of the Board of Directors" and "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Information with respect to security ownership of certain beneficial owners and management is set forth under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions and director independence is presented under the heading "Corporate Governance" in our Proxy Statement, and is incorporated herein by this reference thereto.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's independent registered public accounting firm is Moss Adams LLP, Seattle, WA, PCAOB ID: 659.

Information concerning principal accounting fees and services is presented under the heading "Fees Paid to Independent Registered Public Accounting Firm for Fiscal 2022 and 2021" in our Proxy Statement, and is incorporated herein by this reference thereto.

PART IV

Item 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1)   Consolidated Financial Statements

  (2)   Consolidated Financial Statement Schedules:

All financial statement schedules are omitted because the required information is presented either in the consolidated financial statements or notes thereto, or is not applicable, required or material.

  (3)   Exhibits included or incorporated herein:

See Exhibit Index.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Zumiez Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Zumiez Inc. (the "Company") as of January 28, 2023 and January 29, 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended January 28, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 28, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of January 28, 2023 and January 29, 2022, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 28, 2023, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting included in Item 9A. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill and Intangible Asset Impairment

As described in Notes 2 and 7 to the consolidated financial statements, the Company's consolidated goodwill and intangible asset balances were $56.6 million and $14.4 million, respectively, at January 28, 2023. For the year ended January 28, 2023, there was no impairment of goodwill and the impairment of intangible assets recognized by the Company was immaterial. The Company has an option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management chooses not to perform the qualitative test or determines that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, the Company's evaluation of impairment of goodwill and intangible assets requires a comparison of the reporting unit's and intangible asset's fair value to their carrying value. If the fair value of the reporting unit or intangible asset is lower than the carrying value, then the Company records an impairment in the amount equal to the excess, not to exceed the carrying value.

The determination of the fair value of the reporting unit and intangible assets requires management to make significant estimates, complex judgments, and assumptions. These assumptions include forecasts of future cash flows, long-term growth rates, weighted average cost of capital, valuation ratios derived from market transactions of similar companies, and royalty rates.

Given the Company's evaluation of impairment of goodwill and intangible assets requires management to make significant assumptions, performing audit procedures to evaluate whether management appropriately determined the fair value of the reporting unit and intangible assets required a high degree of auditor judgment. In addition, our audit effort included the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

The primary procedures we performed to address this critical audit matter included:

- Testing the effectiveness of controls relating to management's goodwill and intangible asset impairment tests, including controls over the determination of the fair value of the Europe reporting unit and related intangible assets.

- Testing management's process for determining the fair value of the Europe reporting unit and related intangible assets. We evaluated the reasonableness of management's forecasts of future cashflows and long-term growth rates by comparing these forecasts to historical operating results of the Company as well as a retrospective review of the accuracy of management's prior forecasts.

- Utilizing a valuation specialist to assist in testing the management's income and market approach models for the Europe reporting unit and relief from royalty method for intangible assets and certain related significant assumptions.

- Evaluating whether the assumptions used were reasonable by considering the past performance of the reporting unit and third-party market data, and whether such assumptions were consistent with evidence obtained in other areas of the audit.

Store Asset Impairment

As described in Notes 2 and 6 to the consolidated financial statements, the Company's consolidated fixed assets, net balance was $93.7 million and operating lease right-of-use asset was $222.2 million as of January 28, 2023. For the year ended January 28, 2023, the Company recognized store asset impairment losses of $2.1 million, as disclosed in Note 12, which consists of impairment charges for fixed assets of $1.7 million and impairment charges for operating right-of-use assets of $0.4 million. The Company evaluates the carrying value of long-lived assets or asset groups (defined as a store, corporate facility or distribution center) for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. Events that result in a store asset impairment review include plans to close a store or facility or a significant decrease in the operating performance of a store. When such an indicator occurs, the Company evaluates the store assets for impairment by comparing the undiscounted future cash flows expected to be generated by the store to its carrying amount. If the carrying amount exceeds the estimated undiscounted future cash flows, an analysis is performed to estimate the fair value of the asset. An impairment is recorded if the fair value of the store's assets is less than the carrying amount.

The evaluation of store assets for possible indications of impairment and the determination of the fair value of a store requires management to make significant estimates, complex judgments, and assumptions. These assumptions include estimated future cashflows, sublease income, and discount rate.

Given the Company's evaluation of impairment of store assets requires management to make significant assumptions, performing audit procedures to evaluate whether management appropriately identified events or changes in circumstances indicating that the carrying amounts of store assets may not be recoverable and determine store fair value required a high degree of auditor judgment. In addition, our audit effort included the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

The primary procedures we performed to address this critical audit matter included:

- Testing the effectiveness of controls relating to management's identification of indicators of impairment, the assessment of the projected undiscounted cash flows to be generated by stores with indicators of impairment, the determination of the fair value of the stores, and the measurement of any resulting impairment.

- Evaluating management's store asset impairment analysis including inspecting the Company's analysis of historical results by store to determine if contrary evidence existed as to the completeness of the population of potentially impaired stores.

- Testing management's process for determining the projected undiscounted cash flows to be generated by the stores. We evaluated the reasonableness of management's assumptions used to forecast future cash flows including forecasted growth rate by comparing these forecasts to historical operating results of the Company.

- Evaluating management's assumptions used to estimate fair value of the stores by performing a sensitivity analysis to evaluate the changes in the fair value of the individual stores that would result from changes in the underlying assumptions.

- Utilizing a valuation specialist to assist in our evaluation of the current market rents and market participant real estate data and related assumptions used to estimate store fair value.

/s/ Moss Adams LLP

Seattle, Washington
March 20, 2023

We have served as the Company's auditor since 2006.

ZUMIEZ INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	January 28, 2023		January 29, 2022	
Assets				
Current assets				
Cash and cash equivalents	$	81,503	$	117,223
Marketable securities		91,986		177,260
Receivables		20,613		14,427
Inventories		134,824		128,728
Prepaid expenses and other current assets		11,252		10,011
Total current assets		340,178		447,649
Fixed assets, net		93,746		91,451
Operating lease right-of-use assets		222,240		230,187
Goodwill		56,566		57,560
Intangible assets, net		14,443		14,698
Deferred tax assets, net		8,205		8,659
Other long-term assets		12,525		11,808
Total long-term assets		407,725		414,363
Total assets	$	747,903	$	862,012
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts payable	$	40,379	$	55,638
Accrued payroll and payroll taxes		16,321		31,209
Operating lease liabilities		65,460		63,577
Other liabilities		23,649		34,015
Total current liabilities		145,809		184,439
Long-term operating lease liabilities		188,835		204,309
Other long-term liabilities		5,931		4,946
Total long-term liabilities		194,766		209,255
Total liabilities		340,575		393,694
Commitments and contingencies (Note 11)				
Shareholders' equity				
Preferred stock, no par value, 20,000 shares authorized; none issued and outstanding		—		—
Common stock, no par value, 50,000 shares authorized; 19,489 shares issued and outstanding at January 28, 2023 and 21,215 shares issued and outstanding at January 29, 2022		188,418		180,824
Accumulated other comprehensive loss		(19,793)		(13,463)
Retained earnings		238,703		300,957
Total shareholders' equity		407,328		468,318
Total liabilities and shareholders' equity	$	747,903	$	862,012

See accompanying notes to consolidated financial statements

ZUMIEZ INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Net sales	$ 958,380	$ 1,183,867	$ 990,652
Cost of goods sold	633,702	727,137	640,637
Gross profit	324,678	456,730	350,015
Selling, general and administrative expenses..............................	293,578	298,920	253,077
Operating profit...	31,100	157,810	96,938
Interest income, net	1,924	3,592	3,518
Other (expense) income, net............................	(557)	(891)	2,001
Earnings before income taxes......................	32,467	160,511	102,457
Provision for income taxes	11,433	41,222	26,230
Net income..	$ 21,034	$ 119,289	$ 76,227
Basic earnings per share	$ 1.10	$ 4.93	$ 3.06
Diluted earnings per share	$ 1.08	$ 4.85	$ 3.00
Weighted average shares used in computation of earnings per share:			
Basic..	19,208	24,187	24,942
Diluted	19,428	24,593	25,398

See accompanying notes to consolidated financial statements

ZUMIEZ INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Net income	$ 21,034	$ 119,289	$ 76,227
Other comprehensive (loss) income, net of tax and reclassification adjustments:			
Foreign currency translation	(2,596)	(11,098)	12,289
Net change in unrealized (loss) gain on available-for-sale debt securities	(3,734)	(3,304)	1,241
Other comprehensive (loss) income, net	(6,330)	(14,402)	13,530
Comprehensive income	**$ 14,704**	**$ 104,887**	**$ 89,757**

See accompanying notes to consolidated financial statements

ZUMIEZ INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
	Shares	Amount			
Balance at February 1, 2020	25,828	$ 161,458	$ (12,591)	$ 317,219	$ 466,086
Net income	—	—	—	76,227	76,227
Other comprehensive income, net	—	—	13,530	—	13,530
Issuance and exercise of stock-based awards	465	3,722	—	—	3,722
Stock-based compensation expense	—	6,448	—	—	6,448
Repurchase of common stock	(694)	—	—	(13,417)	(13,417)
Balance at January 30, 2021	25,599	171,628	939	380,029	552,596
Net income	—	—	—	119,289	119,289
Other comprehensive loss, net	—	—	(14,402)	—	(14,402)
Issuance and exercise of stock-based awards	197	2,380	—	—	2,380
Stock-based compensation expense	—	6,816	—	—	6,816
Repurchase of common stock	(4,581)	—	—	(198,361)	(198,361)
Balance at January 29, 2022	21,215	180,824	(13,463)	300,957	468,318
Net income	—	—	—	21,034	21,034
Other comprehensive loss, net	—	—	(6,330)	—	(6,330)
Issuance and exercise of stock-based awards	188	603	—	—	603
Stock-based compensation expense	—	6,991	—	—	6,991
Repurchase of common stock	(1,914)	—	—	(83,288)	(83,288)
Balance at January 28, 2023	19,489	$ 188,418	$ (19,793)	$ 238,703	$ 407,328

See accompanying notes to consolidated financial statements

ZUMIEZ INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Cash flows from operating activities:			
Net income	$ 21,034	$ 119,289	$ 76,227
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation, amortization and accretion	21,626	22,930	24,059
Noncash lease expense	67,394	64,466	61,694
Deferred taxes	2,485	2,374	(3,890)
Stock-based compensation expense	6,991	6,816	6,448
Impairment of long-lived assets	2,081	2,229	4,803
Other	1,176	2,728	(570)
Changes in operating assets and liabilities:			
Receivables	(1,716)	2,884	928
Inventories	(5,279)	2,587	3,946
Prepaid expenses and other assets	(1,082)	(2,824)	1,010
Trade accounts payable	(15,484)	(14,060)	20,797
Accrued payroll and payroll taxes	(14,895)	3,649	3,841
Income taxes payable	(2,320)	(5,101)	1,602
Operating lease liabilities	(76,605)	(77,657)	(65,479)
Other liabilities	(5,785)	4,640	2,996
Net cash (used in) provided by operating activities	(379)	134,950	138,412
Cash flows from investing activities:			
Additions to fixed assets	(25,627)	(15,749)	(9,057)
Purchases of marketable securities and other investments	(1,914)	(160,328)	(222,785)
Sales and maturities of marketable securities and other investments	81,750	277,720	121,301
Net cash provided by (used in) investing activities	54,209	101,643	(110,541)
Cash flows from financing activities:			
Proceeds from revolving credit facilities	3,979	—	—
Payments on revolving credit facilities	(3,979)	—	—
Proceeds from issuance and exercise of stock-based awards	1,111	3,001	3,877
Payments for tax withholdings on equity awards	(508)	(621)	(154)
Common stock repurchased	(87,860)	(193,789)	(13,417)
Net cash used in financing activities	(87,257)	(191,409)	(9,694)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(2,172)	(1,822)	3,522
Net (decrease) increase in cash, cash equivalents, and restricted cash	(35,599)	43,362	21,699
Cash, cash equivalents, and restricted cash, beginning of period	124,052	80,690	58,991
Cash, cash equivalents, and restricted cash, end of period	$ 88,453	$ 124,052	$ 80,690
Supplemental disclosure on cash flow information:			
Cash paid during the period for income taxes	$ 11,309	$ 42,767	$ 27,598
Accrual for repurchase of common stock	—	4,572	—
Accrual for purchases of fixed assets	1,433	984	231

See accompanying notes to consolidated financial statements

ZUMIEZ INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Basis of Presentation

Nature of Business—Zumiez Inc., including its wholly-owned subsidiaries, ("Zumiez", the "Company," "we," "us," "its" and "our") is a global leading specialty retailer of apparel, footwear, accessories and hardgoods for young men and women who want to express their individuality through the fashion, music, art and culture of action sports, streetwear and other unique lifestyles. We operate under the names Zumiez, Blue Tomato and Fast Times. We operate ecommerce websites at zumiez.com, zumiez.ca, blue-tomato.com and fasttimes.com.au. At January 28, 2023, we operated 758 stores; 608 in the United States ("U.S."), 51 in Canada, 78 in Europe and 21 in Australia.

Fiscal Year—We use a fiscal calendar widely used by the retail industry that results in a fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31. Each fiscal year consists of four 13-week quarters, with an extra week added to the fourth quarter every five or six years. The fiscal years ended January 28, 2023, January 29, 2022 and January 30, 2021 were 52-week periods.

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of Zumiez Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

COVID-19—In December 2019, a novel strain of coronavirus ("COVID-19") was first identified, and in March 2020, the World Health Organization categorized COVID-19 as a pandemic. To help control the spread of the virus and protect the health and safety of our employees and customers, we began closing our retail stores across all markets that we operate in mid-March 2020. We began gradually re-opening stores at the end of the first fiscal quarter and into the second fiscal quarter of fiscal 2020, with the majority of our stores open through the third and fourth quarter of fiscal 2020. Changes in our operations due to COVID-19 resulted in material fluctuations to our results of operations during fiscal 2020 and in certain geographies in 2021. By quarter, our stores were open, on an aggregate basis, approximately 50.2%, 73.4%, 94.7% and 93.6%, respectively, of the possible days during each fiscal quarter in fiscal 2020, approximately 93.4%, 96.3%, 98.6% and 99.4%, respectively, of the possible days during each fiscal quarter in fiscal 2021, and approximately 100% of the possible days during each fiscal quarter in fiscal 2022.

On April 1, 2022, we received 3.2 million Euro ($3.6 million) as a taxable subsidy from the German government related to our European business for costs incurred during fiscal 2020 and fiscal 2021 related to the COVID-19 pandemic. The subsidy was granted free of future obligations to repay and was accounted for using *IAS 20, Accounting for Government Grants and Disclosure of Government Assistance* by analogy. The amount was recorded as a reduction to expense in selling, general and administrative expenses on the consolidated statement of operations in the first quarter of fiscal 2022.

2. Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. These estimates can also affect supplemental information disclosed by us, including information about contingencies, risk and financial condition. Actual results could differ from these estimates and assumptions.

Fair Value of Financial Instruments—We disclose the estimated fair value of our financial instruments. Financial instruments are generally defined as cash, evidence of ownership interest in an entity or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. Our financial instruments, other than those presented in Note 12, "Fair Value Measurements," include cash and cash equivalents, receivables, payables and other liabilities. The carrying amounts of cash and cash equivalents, receivables, payables and other liabilities approximate fair value because of the short-term nature of these instruments. Our policy is to present transfers into and transfers out of hierarchy levels as of the actual date of the event or change in circumstances that caused the transfer.

Cash and Cash Equivalents—We consider all highly liquid investments with original maturity of three months or less when purchased to be cash equivalents.

Concentration of Risk—We maintain our cash and cash equivalents in accounts with major financial institutions in the form of demand deposits, money market accounts, and corporate debt securities. Deposits in these financial institutions may exceed the amount of federal deposit insurance provided on such deposits.

Restricted Cash— Cash and cash equivalents that are restricted as to withdrawal or use under the terms of certain contractual agreements are recorded as restricted cash in other long-term assets on our consolidated balance sheets.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statement of cash flows (in thousands):

	January 28, 2023	January 29, 2022	January 30, 2021
Cash and cash equivalents	$ 81,503	$ 117,223	$ 73,622
Restricted cash included in other long-term assets	6,950	6,829	7,068
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$ 88,453	$ 124,052	$ 80,690

Restricted cash included in other long-term assets represents amounts held as insurance collateral and collateral for bank guarantees on certain store operating leases.

Marketable Securities—Our marketable securities primarily consist of U.S treasury and government agency securities, corporate debt securities, state and local municipal securities and variable-rate demand notes. Variable-rate demand notes are considered highly liquid. Although the variable-rate demand notes have long-term nominal maturity dates, the interest rates generally reset weekly. Despite the long-term nature of the underlying securities of the variable-rate demand notes, we have the ability to quickly liquidate these securities, which have an embedded put option that allows the bondholder to sell the security at par plus accrued interest.

Investments are considered to be impaired when a decline in fair value is determined to be other-than-temporary. If the cost of an investment exceeds its fair value, we evaluate information about the underlying investment that is publicly available such as analyst reports, applicable industry data and other pertinent information and assess our intent and ability to hold the security. For fixed-income securities, we also evaluate whether we have plans to sell the security or it is more likely than not we will be required to sell the security before recovery. The investment would be written down to its fair value at the time the impairment is deemed to have occurred and a new cost basis is established. Future adverse changes in market conditions, poor operating results of underlying investments or other factors could result in losses that may not be reflected in an investment's current carrying value, possibly requiring an impairment charge in the future.

Inventories—Merchandise inventories are valued at the lower of cost or net realizable value. The cost of merchandise inventories are based upon an average cost methodology. Merchandise inventories may include items that have been written down to our best estimate of their net realizable value. Our decisions to write-down our merchandise inventories are based on their current rate of sale, the age of the inventory, the profitability of the inventory and other factors. The inventory related to this reserve is not marked up in subsequent periods. Inventory is at net realizable value which factors in a reserve for inventory whose selling price is below cost and an estimate for inventory shrinkage. Shrinkage refers to a reduction in inventory due to shoplifting, employee theft and other matters. We estimate an inventory shrinkage reserve for anticipated losses and a write down for our merchandise inventories at January 28, 2023 and January 29, 2022 in the amounts of $2.5 million and $3.3 million, respectively.

Fixed Assets—Fixed assets primarily consist of leasehold improvements, fixtures, land, buildings, computer equipment, software and store equipment. Fixed assets are stated at cost less accumulated depreciation utilizing the straight-line method over the assets' estimated useful lives. The useful lives of our major classes of fixed assets are as follows:

Leasehold improvements	Lesser of 10 years or the term of the lease
Fixtures	3 to 7 years
Buildings, land, and building and land improvements	15 to 39 years
Computer equipment, software, store equipment & other	3 to 5 years

The cost and related accumulated depreciation of assets sold or otherwise disposed of is removed from fixed assets and the related gain or loss is recorded in selling, general and administrative expenses on the consolidated statements of income.

Asset Retirement Obligations—An asset retirement obligation ("ARO") represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. Our AROs are associated with leasehold improvements that, at the end of a lease, we are contractually obligated to remove in order to comply with certain lease agreements. The ARO balance at January 28, 2023 and January 29, 2022 was $3.4 million and $3.2 million and is recorded in other liabilities and other long-term liabilities on the consolidated balance sheets and will be subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over its useful life.

Valuation of Long-Lived Assets—We review the carrying value of long-lived assets or asset groups (generally defined as a store, corporate facility or distribution center) for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by comparing the fair value of the assets or asset group to the carrying values. The estimation of future cash flows from operating activities requires significant judgments of factors that include forecasting future sales, gross profit and operating expenses. In addition to historical results, current trends and initiatives, long-term macro-economic and industry factors are qualitatively considered. Additionally, management seeks input from store operations related to local economic conditions. Impairment charges for operating lease right-of-use assets are included in cost of goods sold and impairment charges for fixed assets are included in selling, general and administrative expenses on the consolidated statements of income.

Goodwill—Goodwill represents the excess of purchase price over the fair value of acquired tangible and identifiable intangible net assets. We test goodwill for impairment on an annual basis or more frequently if indicators of impairment are present. We perform our annual impairment measurement test on the first day of the fourth quarter. Events that may trigger an early impairment review include significant changes in the current business climate, future expectations of economic conditions, declines in our operating results of our reporting units, or an expectation that the carrying amount may not be recoverable.

We have an option to test goodwill for impairment by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If we choose not to perform the qualitative test or we determine that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, we compare the carrying value of the reporting unit to its estimated fair value, which is based on the perspective of a market-participant. If the carrying amount of the reporting unit's goodwill exceeds the estimated fair value, we recognize an impairment loss in an amount equal to the excess, not to exceed the carrying amount.

We generally determine the fair value of each of our reporting units based on a combination of the income approach and the market valuation approaches. Key assumptions in the income approach include estimating future cash flows, long-term growth rates and weighted average cost of capital. Our ability to realize the future cash flows used in our fair value calculations is affected by factors such as changes in economic conditions, operating performance and our business strategies. Key assumptions in the market approaches include identifying companies and transactions with comparable business factors, such as earnings growth, profitability, business and financial risk.

Intangible Assets—Our intangible assets consist of trade names and trademarks with indefinite lives and certain definite-lived intangible assets. We test our indefinite-lived intangible assets for impairment on an annual basis, or more frequently if indicators of impairment are present. We test our indefinite-lived assets by estimating the fair value of the asset and comparing that to the carrying value, an impairment loss is recorded for the amount that carrying value exceeds the estimated fair value. The fair value of the trade names and trademarks is determined using the relief from royalty method. This method assumes that the trade name and trademarks have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. The assumptions used in this method requires management judgment and estimates in forecasting future revenue growth, discount rates, and royalty rates.

Definite-lived intangible assets, which consist of developed technology, customer relationships and non-compete agreements, are amortized using the straight-line method over their estimated useful lives. Additionally, we test the definite-lived intangible assets when facts and circumstances indicate that the carrying values may not be recoverable. We first assess the recoverability of our definite-lived intangible assets by comparing the undiscounted cash flows of the definite-lived asset less its carrying value. If the undiscounted cash flows are less than the carrying value, we then determine the estimated fair value of our definite-lived asset by taking the estimated future operating cash flows derived from the operation to which the asset relates over its remaining useful life, using a discounted cash flow analysis and comparing it to the carrying value. Any impairment would be measured as the difference between the carrying amount and the estimated fair value. Changes in any of these estimates, projections and assumptions could have a material effect of the fair value of these assets in future measurement periods and result in an impairment which could materially affect our results of operations.

Leases – We determine at inception if a contract is or contains a lease. The lease classification is determined at the commencement date. The majority of our leases are operating leases for our retail store locations. We do not have any material leases, individually or in the aggregate, classified as a finance leasing arrangement. Upon modification of a contract, we reassess if a contract is or contains a lease. For contracts that contain both lease and non-lease components, such as common area maintenance, we allocate the consideration to the components based on the relative standalone price. At the commencement date of a lease, we recognize (1) a right-of-use asset representing our right to use the underlying asset during the lease term and (2) a lease liability for the present value of the lease payments not yet made.

The lease term includes the options to extend the lease, only to the extent it is reasonably certain that we will exercise such extension options and not exercise such early termination options, respectively. The majority of our store operating leases include ongoing co-tenancy requirements or early termination option that reduce lease payments, permit lease termination, or both, in the event that co-tenants cease to operate for specific periods or if stated sales levels are not met in specific periods. As the rate implicit in the lease is not readily determinable for our leases, we discount our lease payments using our incremental borrowing rate. Our incremental borrowing rate is based on information available at commencement date and represents the rate of interest we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

The right-of-use asset is measured at the present value of fixed lease payments not yet made with adjustments for initial direct costs, lease prepayments and lease incentives received. The right-of-use asset is reduced over time by the recognition of straight-line expense less the accretion of the lease liability under the effective interest method. The lease liability is measured at the present value of fixed lease payments not yet made. We evaluate the carrying value of right-of-use assets for indicators of impairment and perform an analysis of the recoverability of the related asset group. If the carrying value of the asset group is determined to be in excess of the estimated fair value, we record an impairment loss in our consolidated statements of income. Additionally, we review the carrying value of the right-of-use assets for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable, require reassessment of the leases, and remeasurement if needed.

Our store operating leases may include fixed minimum lease payments, as contractually stated in the lease agreement or variable lease payments, which are generally based on a percentage of the store's net sales in excess of a specified threshold or are dependent on changes in an index. Operating lease expense relating to fixed lease payments is recognized on a straight-line basis over the lease term and lease expense relating to variable payments is expensed as incurred. Operating lease expense is recorded in the cost of goods sold expenses on the consolidated statements of income.

Claims and Contingencies—We are subject to various claims and contingencies related to lawsuits, insurance, regulatory and other matters arising out of the normal course of business. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if an estimate is not determinable, we provide disclosure of a material claim or contingency.

Revenue Recognition—Revenue is recognized upon purchase at our retail store locations. For our ecommerce sales, revenue is recognized when control passes to the customer upon shipment. Taxes collected from our customers are recorded on a net basis. We accrue for estimated sales returns by customers based on historical return experience. The allowance for sales returns at January 28, 2023 and January 29, 2022 was $3.1 million and $3.5 million, respectively. We record the sale of gift cards as a current liability and recognize revenue when a customer redeems a gift card. The current liability for gift cards was $4.9 million at January 28, 2023 and $5.6 million at January 29, 2022. Additionally, the portion of gift cards that will not be redeemed ("gift card breakage") is recognized in proportion of the patterns used by the customer based on our historical redemption patterns. For the fiscal years ended January 28, 2023, January 29, 2022 and January 30, 2021, we recorded net sales related to gift card breakage income of $1.9 million, $1.7 million and $1.5 million, respectively.

Loyalty Program— We have a customer loyalty program, the Zumiez STASH, which allows members to earn points for purchases or performance of certain activities. The points can be redeemed for a broad range of rewards, including product and experiential rewards. Points earned for purchases are recorded as a current liability and a reduction of net sales based on the relative fair value of the points at the time the points are earned and estimated redemption rates. Revenue is recognized upon redemption of points for rewards. Points earned for the performance of activities are recorded as a current liability based on the estimated cost of the points and as marketing expense when redeemed. The deferred revenue related to our customer loyalty program at January 28, 2023 and January 29, 2022 was $1.2 million and $1.0 million, respectively.

Cost of Goods Sold—Cost of goods sold consists of branded merchandise costs and our private label merchandise costs including design, sourcing, importing and inbound freight costs. Our cost of goods sold also includes shrinkage, buying, occupancy, ecommerce fulfillment, distribution and warehousing costs (including associated depreciation) and freight costs for store merchandise transfers. Cash consideration received from vendors is reported as a reduction of cost of goods sold if the inventory has sold, a reduction of the carrying value of the inventory if the inventory is still on hand, or a reduction of selling, general and administrative expense if the amounts are reimbursements of specific, incremental and identifiable costs of selling the vendors' products.

Shipping Revenue and Costs—We include shipping revenue related to ecommerce sales in net sales and the related freight cost is charged to cost of goods sold.

Selling, General and Administrative Expense—Selling, general and administrative expenses consist primarily of store personnel wages and benefits, administrative staff and infrastructure expenses, freight costs for merchandise shipments from the distribution centers to the stores, store supplies, depreciation on fixed assets at the home office and stores, facility expenses, training expenses, advertising and marketing costs. Credit card fees, insurance, public company expenses, legal expenses, amortization of intangibles assets and other miscellaneous operating costs are also included in selling, general and administrative expenses.

Advertising—We expense advertising costs as incurred, except for catalog costs, which are expensed once the catalog is mailed. Advertising expenses are net of sponsorships and vendor reimbursements. Advertising expense was $10.4 million, $13.5 million and $11.9 million for the fiscal years ended January 28, 2023, January 29, 2022 and January 30, 2021, respectively.

Stock-Based Compensation—We account for stock-based compensation by recording the estimated fair value of stock-based awards granted as compensation expense over the vesting period, net of estimated forfeitures. Stock-based compensation expense is attributed using the straight-line method. We estimate forfeitures of stock-based awards based on historical experience and expected future activity. The fair value of restricted stock awards and units is measured based on the closing price of our common stock on the date of grant. The fair value of stock option grants is estimated on the date of grant using the Black-Scholes option pricing model.

Common Stock Share Repurchases—We may repurchase shares of our common stock under authorizations made from time to time by our Board of Directors. Under applicable Washington State law, shares repurchased are retired and not presented separately as treasury stock on the consolidated financial statements. Instead, the value of repurchased shares is deducted from retained earnings.

Income Taxes—We use the asset and liability method of accounting for income taxes. Using this method, deferred tax assets and liabilities are recorded based on the differences between the financial reporting and tax basis of assets and liabilities. The deferred tax assets and liabilities are calculated using the enacted tax rates and laws that we expect to be in effect when the differences are expected to reverse. We routinely evaluate the likelihood of realizing the benefit of our deferred tax assets and may record a valuation allowance if, based on all available evidence, it is determined that it is more likely than not that all or some portion of the deferred tax benefit will not be realized. The valuation allowance on our deferred tax assets at January 28, 2023 and January 29, 2022 was $12.8 million and $10.0 million, respectively.

We regularly evaluate the likelihood of realizing the benefit of income tax positions that we have taken in various federal, state and foreign filings by considering all relevant facts, circumstances and information available. If we believe it is more likely than not that our position will be sustained, we recognize a benefit at the largest amount that we believe is cumulatively greater than 50% likely to be realized. Interest and penalties related to income tax matters are classified as a component of income tax expense. Unrecognized tax benefits of $2.5 million and $1.7 million are recorded in other long-term liabilities on the consolidated balance sheets at January 28, 2023 and January 29, 2022, respectively.

Our tax provision for interim periods is determined using an estimate of our annual effective rate, adjusted for discrete items, if any, that are taken into account in the relevant period. As the fiscal year progresses, we periodically refine our estimate based on actual events and earnings by jurisdiction. This ongoing estimation process can result in changes to our expected effective tax rate for the full fiscal year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that our year-to-date provision equals our expected annual rate.

Earnings per Share—Basic earnings per share is based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the weighted average number of common shares and common share equivalents outstanding during the period. The dilutive effect of stock options and restricted stock is applicable only in periods of net income. Common share equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options, employee stock purchase plan funds held to acquire stock and non-vested restricted stock. Potentially anti-dilutive securities not included in the calculation of diluted earnings per share are options to purchase common stock where the option exercise price is greater than the average market price of our common stock during the period reported.

Foreign Currency Translation—Our international subsidiaries operate with functional currencies other than the U.S. Dollar, including the Canadian Dollar, Australian Dollar, Euro, Norwegian Krone, Swedish Krona, and Swiss Franc. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars, the reporting currency, at the exchange rate prevailing at the balance sheet date. Revenue and expenses denominated in foreign currencies are translated into U.S. dollars at the monthly average exchange rate for the period and the translation adjustments are reported as an element of accumulated other comprehensive loss on the consolidated balance sheets.

Segment Reporting—We identify our operating segments according to how our business activities are managed and evaluated. Our operating segments have been aggregated and are reported as one reportable segment based on the similar nature of products sold, production, merchandising and distribution processes involved, target customers and economic characteristics.

Recent Accounting Standards—In November 2021, the Financial Accounting Standards Board ("FASB") issued ASU 2021-10, *Government Assistance (Topic 832): Disclosures by Business Entities About Government Assistance*, which requires entities to provide disclosures on material government assistance transactions for annual reporting periods. The disclosures include information around the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity's financial statements, and any significant terms and conditions on the agreements, including commitments and contingencies. We adopted this standard prospectively for the fiscal year ending January 28, 2023 and the adoption did not have a material impact on our financial statement disclosure.

3. Revenue

The following table disaggregates net sales by geographic region (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
United States	$ 753,761	$ 978,438	$ 812,825
Canada	48,610	52,244	52,736
Europe	132,216	134,988	110,345
Australia	23,793	18,197	14,746
Net sales	$ 958,380	$ 1,183,867	$ 990,652

Net sales for the year ended January 28, 2023 included a $17.7 million decrease due to the change in foreign exchange rates, which consisted of $13.7 million in Europe, $2.2 million in Canada, and $1.8 in Australia.

4. Cash, Cash Equivalents and Marketable Securities

The following tables summarize the estimated fair value of our cash, cash equivalents and marketable securities and the gross unrealized holding gains and losses (in thousands):

	January 28, 2023			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 30,587	$ —	$ —	$ 30,587
Money market funds	22,121	—	—	22,121
Corporate debt securities	28,802	—	(7)	28,795
Total cash and cash equivalents	81,510	—	(7)	81,503
Marketable securities:				
U.S. treasury and government agency securities	20,973	—	(2,891)	18,082
Corporate debt securities	60,832	—	(2,848)	57,984
State and local government securities	16,490	—	(570)	15,920
Total marketable securities	$ 98,295	$ —	$ (6,309)	$ 91,986

	January 29, 2022			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 99,333	$ —	$ —	$ 99,333
Money market funds	17,890	—	—	17,890
Total cash and cash equivalents	117,223	—	—	117,223
Marketable securities:				
U.S. treasury and government agency securities	29,218	33	(819)	28,432
Corporate debt securities	123,611	436	(851)	123,196
State and local government securities	25,722	62	(152)	25,632
Total marketable securities	$ 178,551	$ 531	$ (1,822)	$ 177,260

All of our available-for-sale debt securities have an effective maturity date of five years or less and may be liquidated, at our discretion, prior to maturity.

The following tables summarize the gross unrealized holding losses and fair value for investments in an unrealized loss position, and the length of time that individual securities have been in a continuous loss position (in thousands):

| | January 28, 2023 | | | | | |
| | Less Than Twelve Months | | 12 Months or Greater | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Cash and cash equivalents:						
Corporate debt securities	$ 27,099	$ (7)	$ —	$ —	$ 27,099	$ (7)
Total cash and cash equivalents	$ 27,099	$ (7)	$ —	$ —	$ 27,099	$ (7)
Marketable securities:						
U.S. treasury and government agency securities	$ 3,682	$ (229)	$ 14,399	$ (2,662)	$ 18,081	$ (2,891)
Corporate debt securities	12,044	(604)	45,940	(2,244)	57,984	(2,848)
State and local government securities	2,434	(50)	13,487	(520)	15,921	(570)
Total marketable securities	$ 18,160	$ (883)	$ 73,826	$ (5,426)	$ 91,986	$ (6,309)

| | January 29, 2022 | | | | | |
| | Less Than Twelve Months | | 12 Months or Greater | | Total | |
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable securities:						
U.S. treasury and government agency securities	$ 20,683	$ (785)	$ 1,622	$ (34)	$ 22,305	$ (819)
Corporate debt securities	63,887	(849)	69	(2)	63,956	(851)
State and local government securities	15,639	(152)	-	-	15,639	(152)
Total marketable securities	$100,209	$ (1,786)	$ 1,691	$ (36)	$101,900	$ (1,822)

We did not record a realized loss for other-than-temporary impairments during the fiscal years ended January 28, 2023, January 29, 2022 and January 30, 2021.

5. Receivables

Receivables consisted of the following (in thousands):

	January 28, 2023	January 29, 2022
Credit cards receivable	$ 7,840	$ 7,964
Vendor receivable	6,345	3,415
Tax-related receivable	3,727	448
Other receivables	1,686	1,116
Tenant allowances receivable	688	967
Interest receivable	327	517
Receivables	$ 20,613	$ 14,427

6. Fixed Assets

Fixed assets consisted of the following (in thousands):

	January 28, 2023	January 29, 2022
Leasehold improvements	$ 205,850	$ 198,538
Fixtures	91,954	89,422
Buildings, land, and building and land improvements	28,179	28,179
Computer equipment, software, store equipment and other	56,707	48,356
Fixed assets, at cost	382,690	364,495
Less: Accumulated depreciation	(288,944)	(273,044)
Fixed assets, net	$ 93,746	$ 91,451

Depreciation expense on fixed assets is recognized on our consolidated income statement as follows (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Cost of goods sold	$ 1,670	$ 1,203	$ 1,213
Selling, general and administrative expenses	19,649	20,226	22,237
Depreciation expense	$ 21,319	$ 21,429	$ 23,450

Impairment of Fixed Assets—We recorded $1.7 million, $0.1 million and $1.4 million of impairment of fixed assets in selling, general and administrative expenses on the consolidated statements of income for the years ended January 28, 2023, January 29, 2022 and January 30, 2021.

7. Goodwill and Intangible Assets

The following tables summarize the changes in the carrying amount of goodwill (in thousands):

Balance as of January 30, 2021	$ 61,470
Effects of foreign currency translation	(3,910)
Balance as of January 29, 2022	57,560
Effects of foreign currency translation	(994)
Balance as of January 28, 2023	$ 56,566

There was no impairment of goodwill for the fiscal years ended January 28, 2023, January 29, 2022 and January 30, 2021.

The following table summarizes the gross carrying amount, accumulated amortization and the net carrying amount of intangible assets (in thousands):

	January 28, 2023		
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Intangible assets not subject to amortization:			
Trade names and trademarks	$ 14,443	$ —	$ 14,443
Intangible assets subject to amortization:			
Developed technology	3,262	3,262	—
Customer relationships	2,417	2,417	—
Non-compete agreements	213	213	—
Total intangible assets	$ 20,335	$ 5,892	$ 14,443

| | January 29, 2022 | | |
	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Intangible assets not subject to amortization:			
Trade names and trademarks...................................	$ 14,698	$ —	$ 14,698
Intangible assets subject to amortization:			
Developed technology..	3,344	3,344	—
Customer relationships...	2,477	2,477	—
Non-compete agreements..	210	210	—
Total intangible assets..	$ 20,729	$ 6,031	$ 14,698

There was no impairment of intangible assets for the fiscal years ended January 28, 2023, January 29, 2022 and January 30, 2021. All amounts in the tables above are denominated in a foreign currency and subject to foreign exchange fluctuation.

We recorded no amortization expense for intangible assets for the year ended January 28, 2023. We recorded $0.1 million of amortization expense for intangible assets for the years ended January 29, 2022 and January 30, 2021. Amortization expense of intangible assets is recorded in selling, general and administrative expense on the consolidated statements of income.

8. Other Liabilities

Other liabilities consisted of the following (in thousands):

	January 28, 2023	January 29, 2022
Accrued payables..	$ 6,499	$ 6,482
Accrued indirect taxes	5,210	6,451
Unredeemed gift cards..	4,916	5,593
Allowance for sales returns	3,089	3,521
Other current liabilities..	1,667	2,377
Deferred revenue	1,231	1,047
Income taxes payable..	1,037	1,137
Accrual for repurchase of common stock..............................	—	4,573
Accrued legal settlement...	—	2,834
Other liabilities	$ 23,649	$ 34,015

9. Revolving Credit Facilities and Debt

On October 14, 2021, we amended our credit agreement with Wells Fargo Bank, N.A. (previously entered into December 7, 2018), which provided us with a senior secured credit facility ("credit facility") of up to $25.0 million through December 1, 2023, and up to $35.0 million after December 1, 2023 and through December 1, 2024. The secured revolving credit facility is available for working capital and other general corporate purposes. The senior secured credit facility provides for the issuance of standby letters of credit in an amount not to exceed $17.5 million outstanding at any time and with a term not to exceed 365 days. The commercial line of credit provides for the issuance of commercial letters of credit in an amount not to exceed $10.0 million and with terms not to exceed 120 days. The amount of borrowings available at any time under our credit facility is reduced by the amount of standby and commercial letters of credit outstanding at that time. The credit facility will mature on December 1, 2024. All obligations under the credit facility are joint and several with Zumiez Services and guaranteed by certain of our subsidiaries. The credit facility is secured by a first-priority security interest in substantially all of the personal property (but not the real property) of the borrowers and guarantors. Amounts borrowed under the credit facility bear interest at a daily simple SOFR rate plus a margin of 1.35% per annum.

The credit facility contains various representations, warranties and restrictive covenants that, among other things and subject to specified circumstances and exceptions, restrict our ability to incur indebtedness (including guarantees), grant liens, make investments, pay dividends or distributions with respect to capital stock, make prepayments on other indebtedness, engage in mergers, dispose of certain assets or change the nature of their business. The credit facility contains certain financial maintenance covenants that generally require the Registrant to have net income after taxes of at least $5.0 million on a trailing four-quarter basis and a quick ratio of 1.25:1.0 at the end of each fiscal quarter. The credit facility contains certain affirmative covenants, including reporting requirements such as delivery of financial statements, certificates and notices of certain events, maintaining insurance, and providing additional guarantees and collateral in certain circumstances. The credit facility includes customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties, cross-default to other material indebtedness, bankruptcy and insolvency events, invalidity or impairment of guarantees or security interests, material judgments and change of control.

There were no borrowings outstanding under the credit facility at January 28, 2023 or January 29, 2022. We had no open commercial letters of credit outstanding under our secured revolving credit facility at January 28, 2023 or January 29, 2022. We had $0.6 million in issued, but undrawn, standby letters of credit at January 28, 2023 and no issued standby letters of credit at January 29, 2022.

Additionally, on October 12, 2020, we entered into a credit facility with UBS Switzerland AG of up to 15.0 million Euro. The credit facility bore interest at 1.25%. This credit facility was closed on December 30, 2022.

10. Leases

At January 28, 2023, we had operating leases for our retail stores, certain distribution and fulfillment facilities, vehicles and equipment. Our remaining lease terms vary from one month to eleven years, with varying renewal and termination options. At January 28, 2023 and January 29, 2022, the weighted-average of the remaining lease term was 5.0 years and the weighted-average operating lease discount rate was 2.5% and 2.7%, respectively.

The following table presents components of lease expense (in thousands):

	Year Ended	
	January 28, 2023	January 29, 2022
Operating lease expense	$ 74,316	$ 73,519
Variable lease expense	7,882	10,367
Total lease expense (1)	$ 82,198	$ 83,886

(1) Total lease expense does not include common area maintenance charges and other non-lease components.

Supplemental cash flow information related to leases is as follows (in thousands):

	January 28, 2023	January 29, 2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ (76,605)	$ (77,657)
Right-of-use assets obtained in exchange for new operating lease liabilities	61,371	37,268

At January 28, 2023, the maturities of our operating leases liabilities are as follows (in thousands):

Fiscal 2023	$	70,735
Fiscal 2024		60,712
Fiscal 2025		43,134
Fiscal 2026		30,464
Fiscal 2027		23,379
Thereafter		40,581
Total minimum lease payments		269,005
Less: interest		(14,710)
Present value of lease obligations		254,295
Less: current portion		(65,460)
Long-term lease obligations (2)	$	188,835

(2) Amounts in the table do not include contingent rent, common area maintenance charges and other non-lease components.

At January 28, 2023, we have excluded from the table above $5.4 million of operating leases that were contractually executed, but have not yet commenced. These operating leases are expected to commence in fiscal 2023.

11. Commitments and Contingencies

Purchase Commitments—At January 28, 2023 and January 29, 2022, we had outstanding purchase orders to acquire merchandise from vendors of $174.3 million and $254.6 million, respectively. We have an option to cancel these commitments with no notice prior to shipment, except for certain private label, packaging supplies and international purchase orders in which we are obligated to repay contractual amounts upon cancellation.

Litigation—We are involved from time to time in claims, proceedings and litigation arising in the ordinary course of business. We have made accruals with respect to these matters, where appropriate, which are reflected in our consolidated financial statements. For some matters, the amount of liability is not probable or the amount cannot be reasonably estimated and therefore accruals have not been made. We may enter into discussions regarding settlement of these matters, and may enter into settlement agreements, if we believe settlement is in the best interest of our shareholders.

A putative class action, Alexia Herrera, on behalf of herself and all other similarly situated, v. Zumiez Inc., was filed against us in the Eastern District Count of California, Sacramento Division under case number 2:16-cv-01802-SB in August 2016. Alexandra Bernal filed the initial complaint and then in October 2016 added Alexia Herrera as a named plaintiff and Alexandra Bernal left the case. The putative class action lawsuit against us alleges, among other things, various violations of California's wage and hour laws, including alleged violations of failure to pay reporting time. After several years of procedural motions and appeals related thereto, the parties held mediation with a private mediator on June 23, 2021. The parties reached a resolution in principle for all class claims, which was submitted for the court's approval. The settlement of $2.8 million is included in other liabilities on the consolidated balance sheet as of January 29, 2022, and was recorded in selling, general and administrative expenses on the consolidated statement of operations for the year ended January 29, 2022. Final approval of the settlement was granted per the court's order issued on July 26, 2022 and the settlement was paid to the claims administrator for disbursement on August 19, 2022.

On October 14, 2022, former employee Seana Neihart filed a representative action under California's Private Attorneys General Act, California Labor Code section 2698 et seq ("PAGA"), against us. An answer to the complaint was filed on December 8, 2022. A first amended complaint was filed on February 8, 2023 adding Jessica King as a plaintiff. The lawsuit alleges a series of wage and hour violations under California's Labor Code. A responsive pleading to the first amended complaint has not yet been filed. We are in the process of investigating the claims and we intend to vigorously defend ourselves.

Insurance Reserves—We use a combination of third-party insurance and self-insurance for a number of risk management activities including workers' compensation, general liability and employee-related health care benefits. We maintain reserves for our self-insured losses, which are estimated based on actuarial based analysis of historical claims experience. The self-insurance reserve for fiscal years ended January 28, 2023 and January 29, 2022 was $2.8 million and $2.0 million.

12. Fair Value Measurements

We apply the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1—Quoted prices in active markets for identical assets or liabilities;

- Level 2—Quoted prices for similar assets or liabilities in active markets or inputs that are observable; and

- Level 3—Inputs that are unobservable.

The following tables summarize assets measured at fair value on a recurring basis (in thousands):

	January 28, 2023		
	Level 1	Level 2	Level 3
Cash equivalents:			
Money market funds	$ 22,121	$ —	$ —
Corporate debt securities	—	28,795	—
Marketable securities:			
U.S. treasury and government agency securities	—	18,082	—
Corporate debt securities	—	57,984	—
State and local government securities	—	15,920	—
Long-term other assets:			
Money market funds	6,950	—	—
Total	$ 29,071	$ 120,781	$ —

	January 29, 2022		
	Level 1	Level 2	Level 3
Cash equivalents:			
Money market funds	$ 17,890	$ —	$ —
Marketable securities:			
U.S. treasury and government agency securities	—	28,432	—
Corporate debt securities	—	123,196	—
State and local government securities	—	25,632	—
Long-term other assets:			
Money market funds	6,829	—	—
Total	$ 24,719	$ 177,260	$ —

The Level 2 marketable securities primarily include U.S treasury and government agency securities, corporate debt securities, state and local municipal securities, and variable-rate demand notes. Fair values are based on quoted market prices for similar assets or liabilities or determined using inputs that use readily observable market data that are actively quoted and can be validated through external sources, including third-party pricing services, brokers and market transactions. We review the pricing techniques and methodologies of the independent pricing service for Level 2 investments and believe that its policies adequately consider market activity, either based on specific transactions for the security valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. We monitor security-specific valuation trends and we make inquiries with the pricing service about material changes or the absence of expected changes to understand the underlying factors and inputs and to validate the reasonableness of the pricing.

Assets and liabilities recognized or disclosed at fair value on the consolidated financial statements on a nonrecurring basis include items such as fixed assets, operating lease right-of-use-assets, goodwill, other intangible assets and other assets. These assets are measured at fair value if determined to be impaired. We recorded impairment charges for operating lease right-of-use assets of $0.4 million in cost of sales and impairment charges for fixed assets of $1.7 million in selling, general and administrative expenses on the consolidated statement of income for the year ended January 28, 2023. We recorded impairment charges for operating right-of-use assets of $2.1 million in costs of sales and impairment charges for fixed assets of $0.1 million in selling, general and administrative expenses on the consolidated statement of income for the year ended January 29, 2022.

13. Stockholders' Equity

Share Repurchase— In December 2021, our Board of Directors approved the repurchase of up to an aggregate of $150 million of common stock. This repurchase program superseded all previously approved and authorized stock repurchase programs. The December 2021 stock repurchase program was completed in March 2022.

The following table summarizes common stock repurchase activity (in thousands, except per share amounts):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Number of shares repurchased	1,914	4,581	694
Average price per share of repurchased shares (with commission)	$ 43.51	$ 43.30	$ 19.31
Total cost of shares repurchased	$ 83,288	$ 198,361	$ 13,417

Accumulated Other Comprehensive (Loss) Income —The component of accumulated other comprehensive (loss) income and the adjustments to other comprehensive income (loss) for amounts reclassified from accumulated other comprehensive (loss) income into net income is as follows (in thousands):

	Foreign currency translation adjustments (4)	Net unrealized gains (losses) on available-for-sale investments	Accumulated other comprehensive (loss) income
Balance at February 1, 2020	$ (13,696)	$ 1,105	$ (12,591)
Other comprehensive income, net (3)	12,289	1,241	13,530
Balance at January 30, 2021	$ (1,407)	$ 2,346	$ 939
Other comprehensive loss, net (2)	(11,098)	(3,304)	(14,402)
Balance at January 29, 2022	$ (12,505)	$ (958)	$ (13,463)
Other comprehensive loss, net (1)	(2,596)	(3,734)	(6,330)
Balance at January 28, 2023	$ (15,101)	$ (4,692)	$ (19,793)

(1) Other comprehensive loss before reclassifications was $3.8 million, net of taxes for net unrealized losses on available-for-sale investments for the fiscal year ended January 28, 2023. There were $0.1 million net unrealized losses, net of taxes reclassified from accumulated other comprehensive loss for the year ended January 28, 2023.

(2) Other comprehensive loss before reclassification was $4.4 million, net of taxes for net unrealized losses on available-for-sale securities for the fiscal year ended January 29, 2022. There were $1.1 million net unrealized losses, net of taxes reclassified from accumulated other comprehensive loss for the year ended January 29, 2022.

(3) Other comprehensive income before reclassifications was $1.7 million, net of taxes for net unrealized gains on available-for-sale investments for the fiscal year ended January 30, 2021. There were $0.5 million net unrealized gains, net of taxes reclassified from accumulated other comprehensive income for the fiscal year ended January 30, 2021.

(4) Foreign currency translation adjustments are not adjusted for income taxes as they relate to permanent investments in our international securities.

14. Equity Awards

General—We maintain several equity incentive plans under which we may grant incentive stock options, nonqualified stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights to employees (including officers), non-employee directors and consultants.

Stock-Based Compensation—Total stock-based compensation expense is recognized on our consolidated income statements as follows (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Cost of goods sold	$ 1,464	$ 1,451	$ 1,339
Selling, general and administrative expenses	5,527	5,365	5,109
Total stock-based compensation expense	$ 6,991	$ 6,816	$ 6,448

At January 28, 2023, there was $8.9 million of total unrecognized compensation cost related to unvested stock options and restricted stock. This cost has a weighted-average recognition period of 1.1 years.

Restricted Equity Awards—The following table summarizes the activity of restricted stock awards and restricted stock units, collectively defined as "restricted equity awards" (in thousands, except grant date weighted-average fair value):

	Restricted Equity Awards	Grant Date Weighted-Average Fair Value	Intrinsic Value
Outstanding at February 1, 2020	541	$ 22.82	
Granted	321	$ 19.54	
Vested	(229)	$ 22.15	
Forfeited	(33)	$ 21.29	
Outstanding at January 30, 2021	600	$ 21.41	
Granted	142	$ 45.24	
Vested	(247)	$ 21.95	
Forfeited	(52)	$ 25.30	
Outstanding at January 29, 2022	443	$ 28.31	
Granted	178	$ 38.81	
Vested	(198)	$ 27.01	
Forfeited	(26)	$ 33.41	
Outstanding at January 28, 2023	397	$ 33.34	$ 10,212

The following table summarizes additional information related to restricted equity awards activity (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Vest date fair value of restricted stock vested	$ 8,076	$ 11,146	$ 4,761

Stock Options—We had 0.3 million stock options outstanding at January 28, 2023, January 29, 2022, and January 30, 2021 with a grant date weighted average exercise price of $29.30, $26.37 and $22.08, respectively.

Employee Stock Purchase Plan—We offer an Employee Stock Purchase Plan ("ESPP") for eligible employees to purchase our common stock at a 15% discount of the lesser of fair market value of the stock on the first business day or the last business day of the offering period, subject to maximum contribution thresholds. The number of shares issued under our ESPP was less than 0.1 million for each of the fiscal years ended January 28, 2023, January 29, 2022 and January 30, 2021.

15. Income Taxes

The components of earnings before income taxes are (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
United States	$ 40,632	$ 166,999	$ 108,412
Foreign	(8,165)	(6,488)	(5,955)
Total earnings before income taxes	$ 32,467	$ 160,511	$ 102,457

The components of the provision for income taxes are (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Current:			
Federal	$ 5,897	$ 31,231	$ 22,576
State and local	1,613	6,521	5,946
Foreign	1,508	1,273	1,598
Total current	9,018	39,025	30,120
Deferred:			
Federal	1,663	1,328	(1,198)
State and local	340	873	(808)
Foreign	412	(4)	(1,884)
Total deferred	2,415	2,197	(3,890)
Provision for income taxes	$ 11,433	$ 41,222	$ 26,230

The reconciliation of the income tax provision at the U.S. federal statutory rate to our effective income tax rate is as follows:

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
U.S. federal statutory tax rate	21.0%	21.0%	21.0%
State and local income taxes, net of federal effect	5.5	3.9	3.8
Change in valuation allowance	9.3	1.4	1.1
Foreign earnings, net	3.3	(0.2)	(0.5)
Stock-based compensation	(2.3)	(1.1)	(0.2)
Tax credits	(1.3)	(0.4)	(0.7)
Other	(0.3)	1.1	1.1
Effective tax rate	35.2%	25.7%	25.6%

The components of deferred income taxes are (in thousands):

	January 28, 2023	January 29, 2022
Deferred tax assets:		
Lease Liability	$ 65,237	$ 66,315
Net operating losses	20,347	19,093
Employee benefits, including stock-based compensation	2,410	2,046
Deferred losses	2,263	813
Accrued liabilities	1,605	2,091
Other	1,282	655
Inventory	884	964
Total deferred tax assets	94,028	91,977
Deferred tax liabilities:		
Right of Use Asset	(55,441)	(55,300)
Goodwill and other intangibles	(10,771)	(10,897)
Property and equipment	(4,699)	(5,429)
Prepaid expenses	(1,131)	(1,026)
Other	(1,031)	(634)
Total deferred tax liabilities	(73,073)	(73,286)
Net valuation allowances	(12,750)	(10,032)
Net deferred tax assets	$ 8,205	$ 8,659

At January 28, 2023 and January 29, 2022, we had foreign net operating loss carryovers that could be utilized to reduce future years' tax liabilities of $88.1 million and $75.7 million, respectively. The tax-effected foreign net operating loss carryovers were $20.3 million and $19.1 million at January 28, 2023 and January 29, 2022, respectively. The net operating loss carryovers have an indefinite carryforward period and currently will not expire.

At January 28, 2023 and January 29, 2022, we had valuation allowances on our deferred tax assets of $12.8 million and $10.0 million, respectively, primarily due to the uncertainty of the realization of certain deferred tax assets related to foreign net operating loss carryovers.

The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Beginning unrecognized tax benefits	$ 1,743	$ 1,143	$ 841
Increase related to prior year tax positions	818	—	—
Increase related to current year tax positions	446	796	406
Decrease related to lapsing of statute of limitations	(485)	(196)	(104)
Ending unrecognized tax benefits	$ 2,522	$ 1,743	$ 1,143

At January 28, 2023 we had $2.5 million of gross unrecognized tax benefits of which $1.5 million, if recognized, would affect our effective tax rate. We recognized an expense of $0.1 million of interest and penalties in income tax expense, prior to the benefit of the federal tax deduction, for fiscal 2022, 2021 and 2020, respectively. At January 28, 2023 and January 29, 2022, we had accrued interest and penalties of $0.3 million and $0.1 million, respectively, within our consolidated balance sheets.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. Our U.S. federal income tax returns are no longer subject to examination for years before fiscal year 2019 and with few exceptions, we are no longer subject to U.S. state examinations for years before fiscal 2018. We are no longer subject to examination for all foreign income tax returns before fiscal 2016.

16. Earnings per Share, Basic and Diluted

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Net income..	$ 21,034	$ 119,289	$ 76,227
Weighted average common shares for basic earnings per share....	19,208	24,187	24,942
Dilutive effect of stock options and restricted stock.....................	220	406	456
Weighted average common shares for diluted earnings per share	19,428	24,593	25,398
Basic earnings per share..	$ 1.10	$ 4.93	$ 3.06
Diluted earnings per share	$ 1.08	$ 4.85	$ 3.00

Total anti-dilutive common stock options not included in the calculation of diluted earnings per share was 0.1 million for the fiscal year ended January 28, 2023 and less than 0.1 million for fiscal years ended January 29, 2022 and January 30, 2021.

17. Related Party Transactions

The Zumiez Foundation is a charitable based nonprofit organization focused on meeting various needs of the under-privileged. Our Chairman of the Board is also the President of the Zumiez Foundation. We committed charitable contributions to the Zumiez Foundation of $0.9 million, $1.6 million and $1.2 million for the fiscal years ended January 28, 2023, January 29, 2022, and January 30, 2021, respectively. We had accrued charitable contributions payable to the Zumiez Foundation of $0.5 million and $1.5 million at January 28, 2023 and January 29, 2022, respectively.

18. Segment Reporting

Our operating segments have been aggregated and are reported as one reportable segment based on the similar nature of products sold, production, merchandising and distribution processes involved, target customers and economic characteristics.

The following table is a summary of product categories as a percentage of merchandise sales:

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Men's Apparel	43%	43%	39%
Hardgoods	13%	16%	19%
Accessories...	18%	17%	17%
Footwear...	15%	13%	13%
Women's Apparel	11%	11%	12%
Total..	100%	100%	100%

The following tables present summarized geographical information (in thousands):

	Fiscal Year Ended		
	January 28, 2023	January 29, 2022	January 30, 2021
Net sales (1):			
United States	$ 753,761	$ 978,438	$ 812,825
Foreign	204,619	205,429	177,827
Total net sales	$ 958,380	$ 1,183,867	$ 990,652

	January 28, 2023	January 29, 2022
Long-lived assets (2):		
United States	$ 186,433	$ 199,640
Foreign	129,553	121,998
Total long-lived assets	$ 315,986	$ 321,638

(1) Net sales are allocated based on the location in which the sale was originated. Store sales are allocated based on the location of the store and ecommerce sales are allocated to the U.S. for sales on zumiez.com and to foreign for sales on zumiez.ca, blue-tomato.com and fasttimes.com.au.

(2) Long-lived assets include fixed assets, net and operating lease right-of-use assets.

EXHIBIT INDEX

3.1   Articles of Incorporation. [Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]

3.2   Bylaws, as amended and restated May 21, 2014 and Amendment No.1, dated as of May 21, 2015, to Bylaws of Zumiez Inc. (as previously Amended and Restated as of May 21, 2014 [Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on May 23, 2014 and Exhibit to the Company's Form 8-K filed on May 22, 2015]

4.1   Form of Common Stock Certificate of Zumiez Inc. [Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (file No. 333-122865)]

10.15   Zumiez Inc. 2005 Equity Incentive Plan, as amended and restated effective May 27, 2009. [Incorporated by reference from Exhibit 10.15 to the Form 8-K filed by the Company on June 1, 2009]

10.20   Zumiez Inc. 2014 Equity Incentive Plan. [Incorporated by reference to Exhibit 10.20 to the Company's Current Report on Form 8-K filed on May 23, 2014]

10.21   Form of Restricted Stock Award Agreement and Terms and Conditions. [Incorporated by reference to Exhibit 10.21 to the Company's Current Report on Form 8-K filed on May 23, 2014]

10.22   Form of Stock Option Award Agreement and Terms and Conditions. [Incorporated by reference to Exhibit 10.22 to the Company's Current Report on Form 8-K filed on May 23, 2014]

10.23   Zumiez Inc. 2014 Employee Stock Purchase Plan. [Incorporated by reference to Exhibit 10.23 to the Company's Current Report on Form 8-K filed on May 23, 2014]

10.24   Form of Indemnification Agreement. [Incorporated by reference to Exhibit 10.24 to the Company's Current Report on Form 8-K filed on May 23, 2014]

10.28   Credit Agreement dated as of December 7, 2018 by and among Zumiez Inc., Zumiez Services Inc. and Wells Fargo Bank, National Association. [Incorporated by reference to Exhibit 10.28 to the Form 8-K filed by the Company on December 7, 2018]

10.29   First Amendment to Credit Agreement dated as of October 14, 2021 by and among Zumiez Inc., Zumiez Services Ince. And Wells Fargo Bank, National Association. [Incorporated by reference to Exhibit 10.29 to the Company's Current Report on Form 8-K filed on October 18, 2021]

21.1   Subsidiaries of the Company.

23.1   Consent of Moss Adams LLP, Independent Registered Public Accounting Firm.

31.1   Certification of the Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2   Certification of the Principal Financial Officer (Principal Accounting Officer) pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1   Certifications of the Principal Executive Officer and Principal Financial Officer (Principal Accounting Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

101	The following materials from Zumiez Inc.'s Annual Report on Form 10-K for the annual period ended January 28, 2023, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at January 28, 2023 and January 29, 2022; (ii) Consolidated Statements of Income for the fiscal years ended January 28, 2023, January 29, 2022 and January 30, 2021; (iii) Consolidated Statements of Comprehensive Income for the fiscal years ended January 28, 2023, January 29, 2022 and January 30, 2021; (iv) Consolidated Statements of Changes in Shareholders' Equity for the fiscal years ended January 28, 2023, January 29, 2022 and January 30, 2021; (v) Consolidated Statements of Cash Flows for the fiscal years ended January 28, 2023, January 29, 2022 and January 30, 2021; and (vi) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Copies of Exhibits may be obtained upon request directed to the attention of our Chief Legal Officer and Secretary, 4001 204th Street SW, Lynnwood, Washington 98036, and are available at the SEC's website found at www.sec.gov.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZUMIEZ INC.

/s/ RICHARD M. BROOKS	March 20, 2023
Signature	Date
By: Richard M. Brooks	
Chief Executive Officer and Director	
(Principal Executive Officer)	

/s/ CHRISTOPHER C. WORK	March 20, 2023
Signature	Date
By: Christopher C. Work,	
Chief Financial Officer (Principal Financial Officer	
and Principal Accounting Officer)	

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ THOMAS D. CAMPION	March 20, 2023	/s/ STEVEN P. LOUDEN	March 20, 2023
Signature	Date	Signature	Date
Thomas D. Campion, Chairman		Steven P. Louden, Director	

/s/ JAMES P. MURPHY	March 20, 2023	/s/ TRAVIS D. SMITH	March 20, 2023
Signature	Date	Signature	Date
James P. Murphy, Director		Travis D. Smith, Director	

/s/ CARMEN R. BAUZA	March 20, 2023	/s/ SCOTT A. BAILEY	March 20, 2023
Signature	Date	Signature	Date
Carmen R. Bauza, Director		Scott A. Bailey, Director	

/s/ LILIANA GIL VALLETTA	March 20, 2023
Signature	Date
Liliana Gil Valletta, Director	